As filed with the Securities and Exchange Commission on October 18, 2007

Registration No. 333-145922

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BlueArc Corporation

(Exact name of Registrant as specified in its charter)

Delaware	3572	77-0526726
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

50 Rio Robles Drive

San Jose, California 95134

(408) 576-6600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael B. Gustafson

President and Chief Executive Officer

BlueArc Corporation

50 Rio Robles Drive

San Jose, California 95134

(408) 576-6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Michael J. Danaher, Esq. Christopher A. Rose, Esq. Reginald A. Norris, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Hasley Chief Financial Officer BlueArc Corporation 50 Rio Robles Drive San Jose, California 95134 (408) 576-6600	John D. Wilson, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, California 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2007

                     Shares

BlueArc Corporation

Common Stock

This is the initial public offering of our common stock of BlueArc Corporation. We are offering              shares of common stock.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $             and $             per share. We expect to apply to list our common stock on either The NASDAQ Global Market or The New York Stock Exchange.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

$            per share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to BlueArc Corporation
Per Share	$	$	$
Total	$	$	$

The underwriters have an option to purchase up to              additional shares of common stock from us to cover over-allotments, if any.

Delivery of the shares of common stock will be made on or about                     .

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE	JPMORGAN

RBC CAPITAL MARKETS

THOMAS WEISEL PARTNERS LLC

PACIFIC CREST SECURITIES

The date of this prospectus is             , 2007.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                         , 2007 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page 7. Unless the context otherwise requires, we use the terms “BlueArc,” the “Company,” “we,” “us” and “our” in this prospectus to refer to BlueArc Corporation and its subsidiaries.

BlueArc Corporation

Overview

We are a leading provider of high performance unified network storage systems to enterprise markets and data intensive markets such as electronic discovery, entertainment, federal government, higher education, Internet services, oil and gas and life sciences. We believe that our storage systems deliver levels of performance, scalability, versatility and simplicity that exceed existing network storage alternatives. Our products support both network attached storage, or NAS, and storage area network, or SAN, services on a converged network storage platform. We enable companies to expand the ways they explore, discover, research, create, process and innovate in data-intensive environments. Our products replace complex and performance-limited products with high performance, scalable and easy to use systems capable of handling the most data intensive applications and environments. Further, we believe that our energy efficient design and our products’ ability to consolidate legacy storage infrastructures dramatically increases storage utilization rates and reduces our customers’ total cost of ownership.

Our products feature Field Programmable Gate Arrays, or FPGAs, and leverage our patented embedded file system and industry standard components to create a massively parallel hardware appliance. Our software suite offers users a comprehensive, highly integrated operating environment that includes a powerful set of base operating system services, an advanced set of optional licensed services and an extensive system management framework.

Our Titan Systems provide customers with the following benefits:

•

High Performance. Highest levels of throughput and data input/output, performance for both small and large files, both read and write applications and for transactional intensive traffic across diverse applications.

•

High Scalability. Highly scalable storage systems that enable customers to add additional storage, or upgrade from one generation to the next by switching blades in the modular Titan chassis while maintaining high levels of performance.

•

Infrastructure Consolidation. Reduced complexity and cost by eliminating excess equipment in addition to serving as a platform for heterogeneous application consolidation due to its high performance across diversified applications and ability to manage both file and block data storage.

•

Enhanced Data Management through Virtualization. Enables storage administrators to view and manage multiple heterogeneous storage resources as a single pool of storage and provide access to large numbers of diverse clients through a single name space.

•	Energy Efficient Storage. Provides industry leading performance with one-third or better power utilization costs as compared to other NAS systems based on our analysis of publicly available data.

•

Unified Network Support. Allows different users and applications with different operating systems and protocols to share storage. Our products support both block- and file-level application data within a single system.

We primarily sell our storage systems through our direct sales force and under a global original equipment manufacturer, or OEM, agreement with Hitachi Data Systems Corporation, or HDS. We also sell our products under a global reseller agreement with Cray Inc. and through a network of partners that includes more than 40 value-added resellers and distributors. As of July 31, 2007, we have sold over 700 storage systems to more than 200 customers.

Industry Background

The amount of data stored by businesses, governments and other enterprises globally is growing rapidly. The increasing reliance on core enterprise software applications such as e-mail and databases, and on digital content for core business models such as drug discovery in the pharmaceutical industry are contributing to significant data growth and retention requirements. Increased regulatory compliance and corporate governance initiatives are also contributing to these developments. These trends, combined with increased network capabilities to transmit large amounts of data, increased disk capacities to store data and continuously improving computer processing capabilities to manipulate larger data sets, have resulted in a dramatic increase in terabytes of data created.

According to an IDC report published in May 2007, networked storage systems revenue, consisting of NAS, Fibre Channel SAN and Internet Small Computer Systems Interface, or iSCSI SAN, is expected to grow from $12.5 billion in 2006 to over $21.6 billion by 2011, representing a 11.6% compound annual growth rate.

Today, enterprises are demanding flexibility in storage networks so that they can leverage the same infrastructure for both traditional NAS and SAN applications. However, in order to achieve both the simplicity and file management capabilities of a NAS system while also maintaining the performance and scalability of a SAN system, a new network storage system architecture is required. We offer a high performance unified network storage system to meet these needs.

Our Strategy

Our objective is to be the global leader in high performance unified network storage. Key elements of our strategy include:

•

Continuing to Expand into High Growth, Data Intensive Markets and Enterprises. We intend to expand our customer base by continuing to target data intensive customers and markets where storage performance and management is critical.

•

Extending our Technology Leadership and Product Breadth. We intend to continue to innovate and to maintain our leadership position by leveraging our architecture to enhance and extend our product families.

•

Expanding Routes to Market. We plan to continue investing in our direct sales force, grow our HDS relationship and expand into additional markets around the world. We also plan to establish additional strategic partnerships and OEM relationships with major vendors in the storage and storage networking market.

•

Broadening and Developing Technology Partnerships. We intend to expand our relationships with our existing technology partners and to establish new partnerships with leading suppliers of storage infrastructure hardware and software.

Corporate Information

We were founded in 1998 in Bracknell, Berkshire, United Kingdom. In 1999, we relocated our corporate headquarters to San Jose, California and incorporated as a Delaware corporation under the name BlueArc Corporation. Our principal executive offices are located at 50 Rio Robles Drive, San Jose, California 95134. Our telephone number is (408) 575-6600. Our website address is www.bluearc.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“BlueArc,” “Titan,” our logo and other trademarks or service marks of BlueArc appearing in this prospectus are the property of BlueArc Corporation. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by BlueArc

Common stock to be outstanding after this offering

Use of proceeds

We intend to use the net proceeds from this offering for working capital and other general corporate purposes including research and development and the expansion of our product line to serve other high growth data intensive markets. We may also use part of the net proceeds to develop technology partnerships and to acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

Dividend policy	Currently, we do not anticipate paying cash dividends on our common stock. See “Dividend Policy” and “Description of Capital Stock—Common Stock”.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Proposed symbol

The number of shares of our common stock to be outstanding following this offering is based on                  shares of our common stock outstanding as of October 9, 2007, which assumes the conversion of all outstanding shares of our Series AA, BB, DD and EE preferred stock, but excludes:

•

Shares issuable upon conversion of Series CC preferred stock. The number of shares of our common stock issuable upon conversion of the Series CC preferred stock will equal $60.00 divided by the initial price to the public. In the event that the offering raises proceeds of less than $40 million or is priced at less than $10.35 per share, the Series CC preferred stock would not convert and would remain outstanding in accordance with its terms. Using the price that is the midpoint of the filing range, $            , the Series CC preferred stock would convert into              shares of our common stock.

•	4,160,848 shares of common stock issuable upon exercise of options outstanding as of October 9, 2007 at a weighted average exercise price of $1.84 per share;

•	623,099 shares of common stock reserved as of October 9, 2007 for future grant under our 2000 Stock Plan;

•

5,100,000 shares of common stock reserved for future issuance under our stock-based compensation plans that will become effective on the effective date of the registration statement of which this prospectus is a part, including 4,500,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 600,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan;

•	Two warrants issued to HDS to purchase 302,836 shares of common stock at a price of $5.22 per share; and

•	1,589 shares of common stock issuable upon exercise of warrants outstanding as of October 9, 2007 at a weighted average exercise price of $630.91.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•

the automatic conversion of all outstanding shares of our preferred stock into 23,483,952 shares of common stock (excluding conversion of our Series CC preferred stock) upon the closing of the offering;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	that the underwriters do not exercise their over-allotment option.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA

We have derived the summary condensed consolidated financial data for the years ended January 31, 2005, 2006 and 2007 and as of January 31, 2006 and 2007 from our audited consolidated financial statements and related notes which are included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended July 31, 2006 and 2007 and the consolidated balance sheet data as of July 31, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and the results for the six months ended July 31, 2007 are not necessarily indicative of the results to be expected for the year ending January 31, 2008. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the accompanying notes to those statements, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Year ended January 31,			Six months ended July 31,
(in thousands, except per share data)	2005	2006	2007	2006	2007
Product revenue	$21,017	$19,538	$35,555	$13,052	$27,641
Support revenue	1,948	3,491	6,509	2,834	4,707

Total revenue	22,965	23,029	42,064	15,886	32,348

Product cost of revenue	12,437	12,220	18,573	6,664	13,959
Support cost of revenue	2,420	4,059	4,126	1,804	2,481

Total cost of revenue	14,857	16,279	22,699	8,468	16,440

Gross profit	8,108	6,750	19,365	7,418	15,908
Sales and marketing	15,562	13,705	17,625	7,621	12,702
Research and development	13,349	10,939	11,149	5,401	7,737
General and administrative	7,150	6,528	4,846	2,350	3,569
Restructuring charges	462	—	—	—	—

Total operating expenses	36,523	31,172	33,620	15,372	24,008
Loss from operations	(28,415)	(24,422)	(14,255)	(7,954)	(8,100)
Interest income	389	229	746	275	335
Interest expense	(249)	(535)	(605)	(613)	(6)
Other income (expense), net	—	(302)	373	353	3

Loss before benefit from taxes	(28,275)	(25,030)	(13,741)	(7,939)	(7,768)
(Benefit) from income taxes	(873)	(3,922)	(983)	(461)	(598)

Net loss	$(27,402)	$(21,108)	$(12,758)	$(7,478)	$(7,170)

Net gain on exchange of preferred stock in connection with recapitalization	—	18,705	—	—	—

Net loss attributable to common stockholders	$(27,402)	$(2,403)	$(12,758)	$(7,478)	$(7,170)

Net loss attributable to common stockholders per common share, basic and diluted	$(14,161.24)	$(24.14)	$(17.93)	$(15.81)	$(5.00)

Weighted average shares of common stock outstanding	2	100	711	473	1,434

Pro forma net loss per common share, basic and diluted (unaudited)(1)			$(0.59)		$(0.29)

Pro forma shares used in calculation of basic and diluted net loss per common share (unaudited)(1)			21,474		24,918

	As of July 31, 2007
	Actual	Pro Forma(2)	Pro Forma as Adjusted(3)
	Unaudited
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,317	$12,317
Working capital	14,286	14,286
Total assets	45,524	45,524
Mandatorily redeemable convertible preferred stock	79,510	—
Common stock and additional paid-in-capital	110,087	189,597
Total stockholders’ equity (deficit)	$(58,686)	$20,824

(1)	See Note 4 to our consolidated financial statements for details on the computation of pro forma net loss per share.
(2)	The pro forma consolidated balance sheet data in the table above gives effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering, excluding our Series CC preferred stock.
(3)	The pro forma as adjusted consolidated balance sheet data in the table above gives effect to our receipt of the estimated net proceeds from this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commission and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest.

Risks Related to Our Business and Industry

We have a history of losses, and we may not achieve profitability in the future.

We have not been profitable in any fiscal period since we were formed. We experienced a net loss of $12.8 million in fiscal year 2007 and $7.2 million in the first six months of fiscal year 2008. As of July 31, 2007, our accumulated deficit was $170.3 million. We expect to spend significantly to develop our products and expand our business, including expenditures for additional sales and marketing, as well as research and development personnel. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these and possibly other increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability and we may not be able to achieve or maintain profitability.

Our short history of growth makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We have been in existence since 1998, yet most of our growth has occurred since fiscal year 2006. Our operating history makes it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties often experienced by growing companies in rapidly changing industries, such as the risks described in this prospectus.

Our target markets are highly competitive and dominated by larger companies and we may not be able to compete effectively.

The market for our products is highly competitive and we expect competition to intensify in the future. This competition could result in increased pricing pressure, reduced gross margins, increased sales and marketing expenses or our failure to increase, or our loss of, market share, any of which could seriously harm our business, operating results and financial condition.

Currently, we face competition from a number of established companies, including EMC Corporation, or EMC, Hewlett-Packard Company, or HP, Hitachi Limited, International Business Machines Corporation, or IBM, Network Appliance, Inc., or NetApp and Sun Microsystems, Inc. We also face competition from a large number of private companies and recent public company market entrants, such as Isilon Systems, Inc. Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

NetApp is our primary competition in the high performance unified network storage system market. They have a significantly greater share of this market than we do. In addition, they are a substantially larger company with more resources than we have.

Our ability to compete effectively in our target markets depends on a number of factors, including:

•	our products’ scalability, performance, ease of use and cost effectiveness relative to that of our competitors’ products;

•	aggressive business tactics by our competitors, including selling at a discount or asserting intellectual property rights irrespective of the validity of the claims;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our success in identifying new markets, applications and technologies;

•	our ability to attract and retain value-added resellers and OEMs, including HDS and Cray Inc., which we refer to as partners;

•	our name recognition and reputation;

•	our ability to recruit development engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

We expect increased competition from other established and emerging companies, including companies such as networking infrastructure and storage management companies that provide complementary technology and functionality. Some of our competitors, including EMC, HP and NetApp, have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our sales cycles can be long and unpredictable and our sales efforts require substantial time and expense. As a result, our revenues are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly. In addition, a significant part of our quarterly sales typically occurs near the end of the quarter. As a result, small delays can make our operating results difficult to predict. If our revenue or operating results fall below the expectations of investors or the securities analysts that follow our company, the price of our common stock may decline.

Factors that may affect our operating results include:

•	the timing and magnitude of shipments and the timing of installations of our products in each quarter;

•	reductions in customers’ budgets for information technology purchases or delays in their purchasing cycles;

•	deferments of customer product purchases in anticipation of new products or updates from us or our competitors;

•	the timing of when our customers renew their support contracts with us;

•	the timing of product releases or upgrades or announcements by us or our competitors;

•	increases in the costs of the components we use in our products; and

•	other factors outside our control.

We derive substantially all of our revenue from sales of our Titan server product family and related support services and software, and a decline in demand for our Titan server product family would reduce our revenue.

We derive substantially all of our total revenue from sales of our Titan server product family and related customer and technical support services associated with this product family. As a result, we are vulnerable to fluctuations in demand for this product family which could be caused as a result of:

•	increases in competition;

•	the failure of Titan to achieve continued market acceptance;

•	introduction of new products or technologies that serve as replacements or substitutes to Titan;

•	technological change or new communications standards that Titan does not address;

•	our inability to enhance Titan; or

•	customer budgetary constraints or other factors.

If demand for our Titan server product family were to decline, our revenue would be reduced.

A significant percentage of our expenses are fixed which could materially and adversely affect our operating results.

Our expense levels are based in part on our expectations as to future sales and a significant percentage of our expenses are fixed. As a result, if sales levels are below expectations, our operating expenses would be disproportionately high relative to revenue which would adversely impact our ability to become profitable.

We have made large investments in research and development and will continue to do so, and positive returns on our research and development investments may never be realized as our development efforts may not be successful or a competitor’s technology may surpass our efforts.

Developing our products is expensive and the investment in product development may involve a long payback cycle. In fiscal years 2006 and 2007, our research and development expenses were approximately $10.9 million, or 48%, of our total net revenue, and $11.1 million, or 27%, of our total net revenue, respectively. Our future plans include significant investments in research and development and related product opportunities. We do not budget our research and development expenses as a percent of net revenue or other metric, rather, we use our best estimates of the costs required to achieve our intended goals of superior products and services. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. These investments may take several years to generate positive returns, if ever. In addition, our efforts may be surpassed by new technology.

If we fail to manage future domestic and international growth effectively, our expense levels could be high and our revenue may not increase.

Our revenues have increased substantially, 83% over the last two fiscal years, and our employee headcount has increased from 126 to 168 or 33% over the same period. We anticipate that further significant expansion of our business will be required both domestically and internationally. Over the last six months, we have opened offices in Munich, Germany, Drobak, Norway and Hong Kong, China and anticipate significant further expansion in future periods. Our future operating results depend to a large extent on our ability to manage this expansion and sustain our continued growth successfully. In order to successfully manage this growth, we will need to devote substantial time to expansion initiatives to train our sales personnel to become productive and generate revenue; forecast revenue; control expenses; to implement and enhance our infrastructure, our systems and processes; address new markets; and expand our international operations. Our failure to effectively manage this growth could result in reduction of revenue, a loss of valuable employees or an inability to attract new customers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated often. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to Section 404 of the Sarbanes-Oxley Act of 2002 which will in the future require annual management assessments of the effectiveness of our internal controls. We are currently focusing on expanding our finance and accounting team, formalizing our policies and procedures and improving the timeliness of our period-end close process. Implementing any appropriate changes to our internal controls may entail substantial costs to modify our existing financial and accounting systems, take a significant period to finish and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls and any failure to maintain that adequacy or a consequent inability to produce accurate financial statements on a timely basis could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price. As of the date of this registration statement, the Company has reached no conclusions regarding controls and procedures. At this time the Company believes that no material weaknesses or a combination of significant deficiencies aggregating to the level of material weakness have been identified.

Our future financial performance depends on our ability to address the current and future customer demands for network storage.

Our products are designed to address the market for the mass storage of data. This is a rapidly growing, evolving and challenging market. Accordingly, our future financial performance will depend in large part on growth in this market and on our ability to adapt to emerging market demands. Changes in technologies could adversely affect the demand for high performance network storage systems. For example, advances in file compression technology could result in smaller file sizes and reduce the demand for high performance network storage systems. A reduction in demand for storage caused by lack of customer acceptance, weakening economic conditions, competing technologies or products, or decreases in corporate spending, could result in decreased revenue to us or a lower growth rate in our revenue.

If we are unable to maintain our relationships with our current customers or to increase the diversification of our current customer base, our growth may be limited.

We have historically had a large percentage of our net revenue come from existing customers. These customer’s capacity requirements may have been met and we cannot provide any assurance that we will be able to sustain our revenue from these customers. In addition, these customers are under no obligation to purchase any additional systems. If we are unable to generate repeat business from these customers and to generate revenue from new customers, our growth may be limited.

We are substantially dependent on customers in a limited number of industries. Downturns impacting certain industries may result in reduced revenues for us.

In fiscal year 2007 and the first six months of fiscal year 2008, a substantial majority of our net revenue was generated from oil and gas companies, media and entertainment companies, internet companies and life sciences companies. If however, economic conditions change for these industries, or if we are unable to continue to attract significant numbers of customers in other industries, our prospects for growth could be reduced.

If we are unable to continue to develop and introduce new products and respond to technological changes, our revenue could be reduced.

Our future growth depends on the successful development and introduction of new systems and software products. Due to the complexity of network storage systems, these products are subject to significant technical risks that may impact our ability to introduce these products successfully. Our new products also may not achieve market acceptance. In addition, our new products must respond to technological changes and evolving industry standards. If we are unable for technological or other reasons to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, or if these products do not achieve market acceptance, our revenue could be reduced.

Improvements in alternative means to accelerate storage performance or reduce storage costs could harm our business as the demand for our systems may be reduced.

Our products are designed to improve the performance of many applications, including applications that are based on Microsoft Corporation’s, or Microsoft, protocols. Accordingly, improvements to Microsoft application protocols to accelerate storage performance or reduce storage costs may reduce the need for our products, adversely affecting our business, operating results and financial condition. Improvement in other application protocols or in the Transmission Control Protocol could have a similar effect.

If we are unable to continue to create valuable innovations in software and hardware, we may not be able to generate additional high-margin revenue that will enable us to maintain or increase our gross margins, which could reduce our revenue.

Our industry has a history of declining network storage hardware prices as measured on a “dollar per gigabyte of storage capacity” basis. To maintain or increase our gross margins, we will need to continue to create valuable software that is included with our network storage systems and/or sold separately as a licensed software application. Any new feature or application that we develop or acquire may not be introduced in a timely or cost- effective manner and may not achieve the broad market acceptance necessary to help increase our overall gross margin. If we are unable to successfully develop or acquire and then market and sell additional software and hardware functionality, our revenue could be reduced.

We utilize value-added resellers and other distribution partners to sell our products; disruptions to, or our failure to develop and manage our distribution channels, including the processes and procedures that support them, could reduce our revenue or cause us to lose customers.

Our success is highly dependent upon establishing and maintaining successful relationships with a variety of distribution partners. Our ability to maintain or grow our revenue will depend, in part, on our ability to maintain our arrangements with our existing partners and to establish and expand arrangements with new partners and any failure to do so could have a material adverse effect on our future revenue.

Recruiting and retaining qualified partners and training them in our technology and product offerings requires significant time and resources. To develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our partners, including investments in systems and training. These processes and procedures may become increasingly complex and difficult to manage.

Our contracts with our partners do not prohibit them from offering products or services that compete with ours. Accordingly, our partners may choose to discontinue offering our products and services or may not devote attention and resources towards selling our products and services. Our competitors may provide incentives to our existing and potential partners to use or purchase their products and services or to prevent or reduce sales of our products and services.

We rely on our HDS relationship for a significant portion of our current revenue and any disruption in this relationship could reduce our revenue.

We have entered into an OEM agreement with HDS, which accounted for 39% of our revenue for the six months ended July 31, 2007. HDS is no longer subject to long-term minimum purchase commitments under our agreement. We expect additional revenues derived from our HDS agreement which are difficult to forecast. Our long lead time for manufacturing, coupled with this uncertainty in forecasting, could cause us not to be able to meet delivery milestones. As a result, this could cause a loss of goodwill with current, as well as new customers.

HDS may terminate our agreement with 60 days notice, prior to its annual renewal date. In addition, our agreement does not prohibit either party from competing in each other’s respective markets. Our agreement does not prohibit either party from approaching either party’s customer prospects for future business.

Our HDS agreement includes performance warrants and the accounting treatment for such warrants could result in fluctuations in our revenue.

HDS has the right to performance warrants to purchase our common stock upon achievement of specified revenue milestones. The awarding of any warrants issued under this agreement will result in a charge against gross revenue and an increase in additional-paid-in-capital. This charge will result in lower net revenue. This charge will affect our revenue growth, both in absolute dollar amounts, as well as in percentage growth, as compared to prior periods. Charges related to the warrants will also result in lower earnings and an increase in the amount of fully diluted common stock outstanding.

We currently rely on a single contract manufacturer to manufacture and assemble our products, and our failure to manage this relationship effectively could negatively impact our revenue and income and/or cause us to lose customers.

We currently rely on a single contract manufacturer, Sanmina-SCI Corporation, or Sanmina-SCI, to manufacture our Titan server, assemble our products, manage our supply chain and negotiate component costs. Our reliance on Sanmina-SCI reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. If we fail to manage our relationship with Sanmina-SCI effectively, or if Sanmina-SCI experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If Sanmina-SCI cannot negotiate with suppliers for reduced component costs, our operating results could be harmed. Additionally, we may terminate our agreement with Sanmina-SCI for any reason upon 90 days’ notice. Qualifying a new contract manufacturer and commencing volume production are expensive and time-consuming. If we are required to change contract manufacturers or we were required to assume internal manufacturing operations for any reason including any negative developments in Sanmina-SCI’s business that are unrelated to our relationship, we may lose revenue, incur increased costs and damage our customer relationships.

Our inability to forecast demand and production levels accurately to our single contract manufacturer and to secure components and products on a timely basis could interfere with our ability to deliver our products and generate product sales.

We are required to provide forecasts to Sanmina-SCI regarding product demand and production levels. If we inaccurately forecast demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which could adversely impact our operating results. We also intend to introduce new products and product enhancements, which could require us to achieve volume production rapidly by coordinating with Sanmina-SCI and our suppliers. We may need to increase our component purchases, contract manufacturing capacity and internal test and quality functions, if we experience increased demand. The inability of Sanmina-SCI to provide us with adequate supplies of high-quality products, or an inability to obtain adequate quantities of components, could cause a delay in our order fulfillment and could interfere with our ability to deliver our products and generate revenue.

Our products incorporate components that are obtained by Sanmina-SCI in spot markets, and as a result, our cost structure and our ability to respond in a timely manner to customer demand are sensitive to volatility in the market prices for these components.

A significant portion of our operating expenses is directly related to the pricing of commoditized components used in the manufacture of our products, such as memory chips, disk drives and CPUs. We do not enter into long-term supply contracts for these components, but instead we utilize multiple sources and Sanmina-SCI purchases these components from multiple suppliers based on our forecasts. Sanmina-SCI does so in a competitive-bid purchase order environment with suppliers. As a result, our cost structure may be affected by price volatility in the marketplace for these components. This volatility makes it difficult to predict expense levels and operating results and may cause them to fluctuate significantly. If we are successful in growing our business, Sanmina-SCI may not be able to continue to obtain components which could require us to contract with component suppliers directly to obtain these components. This could increase our costs and decrease our gross margins.

We maintain relatively low inventory and acquire components only as needed and because we do not enter into long-term supply contracts for these components, our ability to respond to customer orders efficiently may be constrained by the then-current availability or terms and pricing of these components. Our industry has experienced component shortages and delivery delays in the past, and as a result of strong demand in the industry or other factors, may experience shortages or delays of critical components in the future. Also, many of the components required to build our systems are occasionally in short supply and subject to industry allocations. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products or to meet customer demand, which could affect our product costs and margins, as well as potentially reduce our revenue.

Sanmina-SCI relies on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of these supply arrangements could delay shipments of our products and could reduce our revenue.

Sanmina-SCI relies on a limited number of suppliers for several key components used in the assembly of our products, including our FPGAs, which are manufactured by Altera Corporation. This reliance on a limited number of suppliers involves several risks, including:

•	supplier capacity constraints;

•	price increases;

•	timely delivery; and

•	component quality.

Component quality is particularly significant for suppliers of our disk drives. Disruption or termination of the supply of these components and problems with manufacturing quality could delay shipments of our products and could materially and adversely affect our operating results. From time to time, the industry has experienced quality problems in the manufacture of disk drives that have not been discovered until after shipment. These delays and quality defects could also damage relationships with current and prospective customers.

If we lose key personnel, if key personnel are distracted or if we are unable to attract and retain highly-qualified personnel on a cost-effective basis, our business, in particular product sales and product development, and our results of operations would be harmed.

Our future performance depends on the continued service of our key technical, sales, support and management personnel. We rely on our executive officers and senior management to manage our existing business operations and to identify and pursue new growth opportunities. The loss of key employees could result in significant disruptions to our business. The integration of replacement personnel could be time-consuming, cause additional disruptions to our business or be unsuccessful.

Our future success also depends on our continued ability to attract and retain highly-qualified technical, sales, services and management personnel. In particular, our ability to enhance and maintain our technology requires talented software and hardware development engineers with specialized skills in areas such as VLSI FPGA design, distributed computing, file systems, network and storage protocols and operating systems. If we are not able to recruit and retain these engineers, the quality and speed with which our products are developed would likely be seriously compromised, and our reputation and business would suffer as a result. Competition for these and the other personnel we require, particularly in the Silicon Valley area, is intense, and we may fail to retain our key technical, sales, services and management employees or to attract or retain other highly-qualified technical, sales, services and management personnel in the future.

Our ability to sell our products is highly dependent on the quality of our support services, and any failure to offer high-quality support services could reduce our product sales and revenue.

After our products are deployed within our customers’ networks, our customers depend on our support services organization to resolve issues relating to our products and how they perform within our customer’s environment. High-quality support services are therefore critical for the successful marketing and sale of our products. If we do not succeed in helping our customers to quickly resolve post-deployment issues and provide ongoing support if our partners do not effectively assist our customers in deploying our products, it would adversely affect our ability to sell our products to existing customers and could harm our prospects with potential customers. In addition, as we expand our operations internationally, our support services organization will face additional challenges, which we expect to include those issues that are associated with delivering support, training and documentation in languages other than English. As a result, our failure to maintain high-quality support services could reduce our product sales and revenue.

Our products are highly technical and may contain undetected software or hardware defects, which could cause data unavailability, loss or corruption that might, in turn, result in liability to our customers, harm to our reputation and a reduction of product sales and revenue.

Our network storage products are highly technical and complex and are often used to store information critical to our customers’ business operations. Our products have contained and may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, loss or corruption or other harm to our customers. Some errors in our products may only be discovered after they have been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release, as well as any computer virus or human error on the part of our customer support or other personnel resulting in a customer’s data unavailability, loss or corruption could result in a loss of customers or increased support and warranty costs, any of which may adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may be difficult to enforce. Defending a lawsuit, regardless of its merit, could be costly and might divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate for a claim, or future coverage is unavailable on acceptable terms or at all, our product sales and revenue could be reduced.

Our international sales and operations, as well as our offshore research and development, subject us to additional risks and potential costs that may reduce our revenue.

We derived approximately 19% and 18% of our total net revenue from customers outside the United States in fiscal year 2007 and the first six months of fiscal year 2008, respectively. We have sales and technical support personnel in several countries internationally, as well as a significant number of research and development personnel in the United Kingdom. We expect to continue to add personnel in additional countries. Our various international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	the challenge of managing a development team in geographically disparate locations;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in various foreign markets;

•	increased exposure to foreign currency exchange rate risk;

•	reduced protection for intellectual property rights in some countries; and

•	political and economic instability.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales and revenue.

Claims by others that we infringe or misappropriate their proprietary technology could increase our expenses or disrupt our ability to sell our products.

Third parties may claim that our products or technologies infringe or misappropriate their proprietary rights. The data storage industry is characterized by the existence of a large number of patents, trademarks, trade secrets and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims and misappropriation claims may further increase as the number of products and competitors in our market increases. In addition, if we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims and misappropriation claims. We cannot assure you that we do not currently infringe or misappropriate, or that we will not in the future infringe or misappropriate, any third-party patents or other proprietary rights.

Any claims of infringement or misappropriation by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of the infringed intellectual property, which might not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and might ultimately be unsuccessful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and partners. Any of these claims may require us to initiate or defend potentially protracted and costly litigation on a customer’s or partner’s behalf, regardless of the merits of these claims, because we generally defend and indemnify our customers and partners from claims of infringement and misappropriation of proprietary rights of third parties. If any of these claims succeeds, we might be forced to pay damages on behalf of our customers or partners which could increase our expenses, disrupt our ability to sell our products and reduce our revenue.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success is dependent in part on obtaining, maintaining and enforcing our patent and other proprietary rights. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to prevent such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Our two patents and any additional patents that are issued to us in the future may be contested, circumvented, found unenforceable or invalidated and we may not be able to prevent third parties from infringing them. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as a result, our competitors may be able to develop technologies similar or superior to ours.

Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforcing their intellectual property rights than we have. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

From time to time, we may also be involved in other legal actions arising in the ordinary course of business. Litigation is inherently unpredictable, and we cannot predict the outcome of any legal proceeding with any certainty. Should there be an adverse judgment against us, it may have a material adverse impact on our financial statements.

Our use of open source and third-party software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In this event, we could be required to seek licenses from third parties to continue offering our products, to make generally available, in source code form, proprietary code that links to certain open source modules, to re-engineer our products, or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. However, licenses to relevant third-party technology may not be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could reduce our revenue.

Our products must interoperate with many software applications that are developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with those applications, we may lose existing customers and have difficulty attracting new customers.

Our products must interoperate with many software applications that are developed by others. When new or updated versions of these software applications are introduced, we must sometimes develop updated versions of our software so that they interoperate properly with these applications. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts may require substantial capital investment and the devotion of substantial employee resources. If we fail to maintain compatibility with these applications, our products may not be able to fulfill our customers’ requirements. As a result, we may face, among other results, a weakening in demand for our products.

Our products must interoperate with various data-access protocols and, if we are unable to ensure that our products interoperate with these protocols, we may lose customers and have difficulty attracting new customers.

Our products interoperate with servers and software applications predominantly through the use of protocols, many of which are created and maintained by independent standards organizations. However, some of these protocols that exist today or that may be created in the future are or could be proprietary technology and therefore require licensing a proprietary protocol’s specifications from a third party or implementing the protocol without specifications, which could entail significant effort on our part. If we fail to obtain a license to necessary specifications on reasonable terms from third-party vendors, and we are not able to implement a necessary protocol in the absence of these specifications, our products might become less competitive, which would harm our business. For example, Microsoft maintains and enhances the Common Internet File System, or CIFS, a proprietary protocol that our products use to communicate with the “Windows” operating system, the most popular computer operating system in the world. Although our products are currently compatible with CIFS, at present we do not license the specifications to this proprietary protocol. If we are not able to continue to maintain adequate compatibility with CIFS or if we are not able to license adequate specifications to this protocol on reasonable terms, our products would likely be less competitive in the marketplace, which could reduce our product sales and revenue.

If our products do not interoperate with our customers’ networks, servers or software applications, installations would be delayed or cancelled, we may lose customers and revenue.

Our products must interoperate with our customers’ existing infrastructure, specifically their networks, servers and software applications. Infrastructures often use multiple protocol standards, products from multiple vendors and a wide range of storage features. If we find, as we have in the past, defects in the existing software or hardware used in our customers’ infrastructure or an incompatibility or deficiency in our software, we may have to modify our software so that our products will interoperate with our customers’ infrastructure. This could cause longer sales and implementation cycles for our products or order cancellations, either of which could reduce our revenue.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date. Accordingly, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses, and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, any of which could harm our business. We are not engaged in any acquisition activities at this time.

Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance.

We face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of many of our products, including European Union, or EU, Restriction on the use of Certain Hazardous Substances in Electrical and Electronic Equipment, or

RoHS Directive which restricts the content of lead and certain other substances in specified electronic products put on the market in the EU after July 1, 2006 and similar legislation relating to marking of electronic products which became effective in March 2007 in China. There are significant costs and liabilities in connection with product take-back legislation. The EU has enacted the Waste Electrical and Electronic Equipment, or WEEE, Directive, which makes producers of electronic equipment responsible for specified collection, recycling, treatment and disposal of past and future covered products. If our products do not comply with these laws and regulations, we could be subject to fines, civil or criminal sanctions, and contract damage claims. In addition, we could be prohibited from shipping non-compliant products into countries where these regulations have been adopted, or be required to recall and replace any products already shipped, if such products were found to be non-compliant, resulting in reduced revenue, increased costs and harm to business and customer relationships.

For our compliance with these environmental laws and regulations, we could incur substantial costs, including excess component inventory, and be subject to disruptions to our operations and logistics. In addition, we will need to ensure that we can manufacture compliant products and that we can be assured a supply of compliant components from suppliers. Similar laws and regulations have been proposed or may be enacted in other regions, including in the United States, China, Korea, and Japan. Other environmental regulations may require us to reengineer our products to use components that are compatible with these regulations, and this reengineering and component substitution may result in additional costs to us. We cannot assure you that existing laws or future laws will not have a material adverse effect on our business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, our products are subject to United States export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the importation of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and our revenue to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Our common stock has no prior trading history. The trading prices of the securities of technology companies have been highly volatile. Factors affecting the trading price of our common stock, some of which are outside our control, will include:

•	variations in our operating results or those of our competitors;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	the gain or loss of significant customers;

•	level of sales in a particular quarter;

•	lawsuits threatened or filed against us;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts who elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could have a material adverse effect on your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

A market may not develop for our securities and our stock price may decline after the offering.

Before this offering, there has been no public market for shares of our common stock and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. We and the representatives of the underwriters will negotiate to determine the initial public offering price. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. As a result of these and other factors, the price of our common stock may decline, possibly materially.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately         % of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions such as a merger or other sale of our company or our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled “Principal Stockholders.”

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or show an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements and other restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of October 9, 2007, upon completion of this offering, we will have outstanding          million shares of common stock. Of these shares, only the          million shares of common stock sold in this offering or          shares of common stock sold in this offering if the underwriters’ over-allotment option were exercised in full, would be freely tradable, without restriction, in the public market. Our underwriter may, in their sole discretion, permit our directors, officers, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares before the lock-up agreements expire. The lock-up may be extended under some circumstances.

At various times after the lock-up agreements pertaining to this offering expire, up to an additional          shares will be eligible for sale in the public market of which          shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, and in certain cases, various vesting agreements.

In addition, the shares that are either subject to outstanding options under our 2000 Stock Plan or reserved for future issuance under any post-IPO Plans and the          shares subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting arrangements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

Some of our existing stockholders have demand and piggyback rights to require us to register with the Securities and Exchange Commission, or SEC, up to          shares of our common stock. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market. Most of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus, subject to extension or reduction.

After this offering, we intend to register approximately 11,248,359 shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the applicable lock-up agreements described above.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on any research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts start coverage of us, the trading price for our stock would be negatively impacted. If securities or industry analysts cover us and one or more of these analysts downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts stops coverage of us or fails to publish reports on us regularly, demand for our stock could decrease which could cause our stock price and trading volume to decline.

As a new investor, you will experience substantial dilution as a result of this offering.

The assumed initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding before this offering. As a result, investors purchasing

common stock in this offering will experience immediate dilution of $         per share in the pro forma net tangible book value per share from the price paid, based on an assumed initial public offering price of $         per share (the mid point of the range set forth on the cover page of this prospectus). In addition, investors who purchase shares in this offering will contribute approximately         % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately         % of the outstanding share capital and approximately         % of the voting rights. In addition, we have issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering. This dilution occurs mostly because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the National Association of Security Dealers, or NASD, requires certain corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs significantly and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.

Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of us or changes in our management and therefore depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of the Company or changes in our management that the stockholders of the Company may consider advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	provide that directors may only be removed “for cause;”

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of us by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with the Company.

Our management will have broad discretion as to the use of the net proceeds from this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes which may include acquisitions of complementary businesses or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You may not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

We are currently unable to accurately predict what our long-term effective tax rates will be in the future.

We are subject to income taxes in both the United States and the various foreign jurisdictions in which we operate. Significant judgments are required in determining our worldwide provision for income taxes and there are many transactions and calculations where the ultimate tax determination is uncertain. In the past, our foreign subsidiary has received tax credits for our research and development work because we are a small business. Based on our expected growth, we anticipate that for years after our fiscal 2008 we will no longer qualify as a small business and the cash payment will end. These tax credits have affected our effective tax rates in the past and will continue to have an effect on our tax rates in the future. In the past, these tax credits have resulted in positive cash flows. We also have significant net operating losses, or NOL, carry-forwards, both domestic as well as foreign. Some of these NOLs will expire at various times in the future or may be rescinded with changes in tax laws or regulations. Any changes that may affect our NOLs would affect our ability to estimate our provision for income tax in the future.

Our long-term effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions which could adversely affect our income tax provisions. Furthermore, we have had limited historical profitability upon which to base our estimate of future long-term effective tax rates.

We do not expect to pay dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “plan,” “forecast,” “foresee,” “target” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.

Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	expected adoption of our products;

•	our ability to scale our distribution channel;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to hire and retain key personnel or qualified sales and marketing and technical staff; and

•	our ability to manage growth.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts generated by IDC. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus and after deducting an assumed underwriting discount and estimated offering expenses that we must pay. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $        . A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our expected net proceeds by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses that we must pay.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes including research and development and the expansion of our product line to serve other high growth data intensive markets. We may also use part of the net proceeds to develop technology partnerships and to acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific technology partnerships or acquisitions at this time.

Pending use of net proceeds from this offering, we intend to invest the net proceeds in investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may consider relevant.

CAPITALIZATION

The following table sets forth the following information:

•	our actual capitalization as of July 31, 2007;

•

our pro forma capitalization after giving effect to the automatic conversion of all outstanding shares of preferred stock, excluding our Series CC preferred stock, into common stock upon the closing of this offering; and

•

our pro forma as adjusted capitalization reflecting (i) the conversion of all outstanding shares of preferred stock, excluding our Series CC preferred stock, into common stock upon the closing of the offering and (ii) the receipt of the estimated net proceeds from the sale of              million shares of common stock offered by us in this offering at an assumed initial public offering price of $            , which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting an assumed underwriting discount and estimated offering expenses that we must pay, and the filing of a restated certificate of incorporation immediately prior to the closing of this offering.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes.

	As of July 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Mandatorily redeemable convertible preferred stock, $0.001 par value: 23,795,471 authorized and issuable in series; 23,793,971 shares issued and outstanding actual; 23,795,471 shares authorized, 310,019 shares issued and outstanding pro forma; shares authorized, 310,019 shares issued and outstanding pro forma as adjusted	79,510	—
Stockholders’ equity (deficit):
Common stock and additional paid-in capital, $0.001 par value: 40,000,000 shares authorized, 2,469,731 shares issued and outstanding actual; 40,000,000 shares authorized, 25,953,683 shares issued and outstanding pro forma; 40,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	110,087	189,597
Accumulated other comprehensive income	1,516	1,516
Accumulated deficit	(170,289)	(170,289)

Total stockholders’ equity (deficit)	(58,686)	20,824

Total capitalization	$20,824	$20,824	$

If the underwriters’ option to purchase additional shares in the offering were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares issued and outstanding as of July 31, 2007 would be $            , $            , $            , $         and $         respectively.

This table excludes the following shares:

•

Shares issuable upon conversion of Series CC preferred stock. The number of shares of our common stock issuable upon conversion of the Series CC preferred stock will equal $60.00 divided by the initial price to the public. In the event that the offering raises proceeds of less than $40 million or is priced at less than $10.35 per share, the Series CC preferred stock would not convert.

•	4,160,848 shares of common stock issuable upon exercise of options outstanding as of October 9, 2007 at a weighted average exercise price of $1.84 per share;

•	623,099 shares of common stock reserved as of October 9, 2007 for future issuance under our 2000 Stock Option Plan;

•

5,100,000 shares of common stock reserved for future issuance under our stock-based compensation plans that will become effective on the effective date of the registration statement of which this prospectus is a part, including 4,500,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 600,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan;

•	Two warrants issued to HDS to purchase 302,836 shares of common stock at a price of $5.22 per share; and

•	1,589 shares of common stock issuable upon exercise of warrants outstanding as of October 9, 2007 at a weighted average exercise price of $630.91.

See the section titled “Compensation Discussion and Analysis—Employee Benefit Plans” for a description of our equity plans.

DILUTION

Our pro forma net tangible book value as of July 31, 2007 was $20.8 million, or approximately $0.80 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by 26.0 million shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of preferred stock, excluding our Series CC preferred stock, into shares of common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of              million shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting an assumed underwriting discount and estimated offering expenses, our pro forma net tangible book value as of July 31, 2007 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share attributable to new investors and an immediate dilution in pro forma net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share
Pro forma net tangible book value per share as of July 31, 2007	0.80
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution of pro forma net tangible book value per share to new investors		$

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma net tangible book value per share after the offering would be $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value by $             million, or $             per share, the increase in pro forma net tangible book value attributable to new investors by $             per share and the dilution in pro forma net tangible book value per share to purchasers of common stock in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses we must pay.

The following table presents on a pro forma basis as of July 31, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock, excluding our Series CC preferred stock, into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, except per share data and percentage)
Existing stockholders
New stockholders
Total

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to              shares, or         % of the total number of shares of our common stock outstanding after this offering.

As of October 9, 2007, there were options outstanding to purchase a total of 4,160,848 shares of common stock at a weighted average exercise price of $1.84 per share and warrants outstanding to purchase a total of 1,589 shares of common stock at a weighted average exercise price of $630.91 per share. Two warrants issued to HDS to purchase 302,836 shares of common stock at a price of $5.22 per share. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, please see the section titled “Compensation Discussion and Analysis—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with the sections titled “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

We derived the selected consolidated financial data for the years ended January 31, 2005, 2006 and 2007 and as of January 31, 2006 and 2007 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We derived the selected consolidated financial data for the year ended January 31, 2004, and as of January 31, 2004 and 2005, from our audited consolidated financial statements and related notes which are not included in this prospectus. We derived the selected financial data as of and for the year ended January 31, 2003 from our unaudited financial data not included in the prospectus. The consolidated statements of operations data for the six months ended July 31, 2006 and 2007, and the consolidated balance sheet data as of July 31, 2007, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and the results for the six months ended July 31, 2007 are not necessarily indicative of the results to be expected for the year ending January 31, 2008.

The pro forma basic and diluted net loss per common share data for the year ended January 31, 2007 and the six months ended July 31, 2007 reflect the conversion of all of our outstanding shares of preferred stock, with the exception of Series CC preferred stock, into 23,483,952 shares of common stock upon completion of this offering. See Note 2 of “Notes to Consolidated Financial Statements” for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted net loss per common share.

	Year ended January 31,					Six months ended July 31,
(in thousands, except per share data)	2003	2004	2005	2006	2007	2006	2007
						Unaudited
Product revenue	$9,318	$10,464	$21,017	$19,538	$35,555	$13,052	$27,641
Support revenue	643	993	1,948	3,491	6,509	2,834	4,707

Total revenue	9,961	11,457	22,965	23,029	42,064	15,886	32,348

Product cost of revenue	7,074	7,043	12,437	12,220	18,573	6,664	13,959
Support cost of revenue	849	421	2,420	4,059	4,126	1,804	2,481

Total cost of revenue	7,923	7,464	14,857	16,279	22,699	8,468	16,440

Gross profit	2,038	3,993	8,108	6,750	19,365	7,418	15,908
Sales and marketing	13,338	13,823	15,562	13,705	17,625	7,621	12,702
Research and development	12,698	13,042	13,349	10,939	11,149	5,401	7,737
General and administrative	7,016	6,806	7,150	6,528	4,846	2,350	3,569
Restructuring charges	376	42	462	—	—	—	—

Total operating expenses	33,428	33,713	36,523	31,172	33,620	15,372	24,008
Loss from operations	(31,390)	(29,720)	(28,415)	(24,422)	(14,255)	(7,954)	(8,100)
Interest income	467	211	389	229	746	275	335
Interest expense	(259)	(173)	(249)	(535)	(605)	(613)	(6)
Other income (expense), net	(2)	(1)	—	(302)	373	353	3

Loss before benefit from taxes	(31,184)	(29,683)	(28,275)	(25,030)	(13,741)	(7,939)	(7,768)
(Benefit) from income taxes	(485)	(4,145)	(873)	(3,922)	(983)	(461)	(598)

Net loss	$(30,699)	$(25,538)	$(27,402)	$(21,108)	$(12,758)	$(7,478)	$(7,170)

	Year ended January 31,					Six months ended July 31,
	2003	2004	2005	2006	2007	2006	2007
	Unaudited					Unaudited
Net gain on exchange of preferred stock in connection with recapitalization	—	—	—	18,705	—	—	—

Net loss attributable to common stockholders	$(30,699)	$(25,538)	$(27,402)	$(2,403)	$(12,758)	$(7,478)	$(7,170)

Net loss attributable to common stockholders per common share, basic and diluted	$(82,082.74)	$(65,649.95)	$(14,161.24)	$(24.14)	$(17.93)	$(15.81)	$(5.00)

Weighted average shares of common stock outstanding	1	1	2	100	711	473	1,434

Pro forma net loss per common share, basic and diluted (unaudited)					$(0.59)		$(0.29)

Pro forma shares used in calculation of basic and diluted net loss per common share (unaudited)					21,474		24,918

	As of January 31,					As of July 31, 2007
	2003	2004	2005	2006	2007
	Unaudited					Unaudited
Total assets	$27,963	$44,625	$22,984	$22,495	$48,037	$45,524
Other long-term liabilities	461	830	1,251	416	596	919
Redeemable preferred stock	107,903	154,171	154,163	46,620	79,510	79,510

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-looking Statements and Industry Data” included elsewhere in this prospectus.

Overview

We are a leading provider of high performance unified network storage systems. We believe that our storage systems deliver levels of performance, scalability, versatility and simplicity that exceed existing network storage alternatives. We were founded in 1998 and we began commercial shipments of our products in 2001. In January 2004 we introduced Titan, our first modular and bladed storage system. During 2005, we made a series of significant changes including promoting Mr. Michael Gustafson to CEO, reducing overall headcount to lower our operating costs and completing a fundraising round which recapitalized several series of preferred stock. In May 2005 we introduced an advanced suite of enterprise software features for Titan consisting of policy based data management and an advanced virtualization framework. In February 2006, we introduced the Titan 2000 Storage System family, which doubled the performance, capacity and throughput capabilities over our first-generation Titan Storage System.

We market our systems and support services to medium and large-sized enterprises and fast-growing data-driven customers. Since our inception, we have sold over 700 storage systems to more than 200 customers, both domestically and internationally in a wide variety of industries, including electronic discovery, entertainment, federal government, higher education, Internet services, oil and gas and life sciences.

Our systems are typically comprised of one or more Titan servers, disk drives, network interfaces and additional industry standard hardware components. In addition, our comprehensive suite of software features embedded in our system provides advanced storage functionality.

Since our inception, the vast majority of our sales have been made through our direct sales force and our OEM partners. Our sales have been to a diverse client base and have not been concentrated in a small number of customers. We have sales offices and personnel located domestically and internationally with associated services and support personnel. Our partners cover geographies and markets to extend our sales reach. In November 2006, we entered into a five-year worldwide OEM agreement with HDS to increase our distribution reach. Under our OEM agreement with HDS, we sell them our Titan servers which they combine with their products and sell as their High Performance NAS system. In 2006, we also signed a worldwide agreement with Cray Inc. whereby Cray resells our Titan 2000 storage systems. Going forward we expect sales through our independent channels, especially through HDS, to account for a significant percentage of our total revenue.

We outsource our manufacturing, repair and supply chain operations to increase our operational efficiency and flexibility. Since October 2005, we have utilized the services of Sanmina-SCI for the manufacturing of our Titan servers and storage systems. We also outsource spare parts logistics to a third-party fulfillment service provider that maintains field inventory for us and includes 30 satellite depots around the world. By working with third parties with specialized capabilities, we believe we have been able to reduce our costs as compared to developing these capabilities internally.

We invest heavily in research and development to improve our technology, add new services and enhance the performance and capability of our products. Our storage systems were designed and developed primarily using our own expertise and research. We utilize standard hardware components in the building of our products.

Our annual revenues have grown from approximately $11.5 million in 2004 to $42.1 million in 2007 and our headcount has grown from 145 in 2004 to 212 as of July 31, 2007. Our net losses were $27.4 million, $21.1 million and $12.8 million for the years ending January 31, 2005, 2006 and 2007, respectively. The last day of our fiscal year is January 31 and our fiscal quarters end April 30, July 31 and October 31.

Components of Our Results of Operations

Revenue

Revenue is composed of product and support service revenue. Our product revenue is composed of sales of our servers and storage systems. All of our servers include our embedded software. Our support service revenue is derived from support and maintenance contracts, generally one to three years in length, as well as installation.

The most significant driver of our revenue is the invoiced price on each sale. Each of our product shipments specifically tailored configuration designed to meet each customers’ requirements. Individual shipments can range from $50,000 or less for upgrades to current customer’s systems, to over $1,000,000 for larger system sales. Each shipment will contain a varying mix of servers and storage. Units shipped and per shipment prices, therefore, can vary widely from period to period, and are not the key drivers of our revenue as is often the case for companies that sell more standard products.

As part of our agreement with HDS, we have authorized for future issuance nine warrants to purchase a total of 1,362,762 shares of common stock at fair value on the date of grant of the warrant. The warrants are to be issued upon achievement of specific revenue milestones. We determine the fair value for each warrant expected to vest and record a reduction in revenue proportionate to the related revenue target.

Cost of Revenue

Cost of revenue is composed of cost of product revenue as well as cost of support service revenue. Cost of product revenue consists primarily of the cost charged by Sanmina-SCI to manufacture our servers and storage systems, shipping charges, the amortization of evaluation units, provisions for excess and obsolete inventory, if any, overhead allocations and personnel-related costs. Cost of support service revenue consists of salaries, related costs of customer support personnel, overhead allocations, warranty obligations and any third-party costs we incur in order to provide hardware repair and replacement services.

Gross Margin

Gross margin has been and will continue to be affected by a variety of factors, including the mix between sales of our products, which include servers and storage, and the support levels selected by our customers. Our average selling prices and gross margins will be impacted by the extent to which our revenue mix is composed of product revenue and support service revenue (which tends to have a lower gross margin), new product introductions and enhancements. The cost of the components incorporated in our product, the cost of providing support and the mix of direct sales and sales through our partners, will also significantly affect our average unit sales prices and gross margin.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel-related costs, which include stock-based compensation, are the most significant component of each of these expense categories. We grew from 126 employees as of January 31, 2006 to 168 employees as of January 31, 2007 and 212 employees as of July 31, 2007. We expect to continue to hire significant numbers of new employees in order to support our growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. We anticipate that our operating expenses will significantly increase in absolute dollar amounts but will decrease as a percentage of revenue. Our ability to forecast revenue is critical to managing our operating expenses. We intend to manage operating expenses so that they increase at a slower rate than our revenue growth. Further, we monitor inventory and receivables closely as we work to maximize the amount of cash generated by our operations. Primary areas of operating expense increases are planned for the sales organization with planned slower growth rates for our general and administration, research and development and operations functions.

Sales and Marketing Expenses

Sales and marketing expenses represent the largest component of our operating expenses and include personnel costs, employee sales commissions and marketing programs. We intend to continue to invest heavily in sales and marketing by increasing the number of sales and support personnel both domestically and internationally. We expect future sales and marketing costs to continue to increase in absolute dollar terms but to decline as a percentage of revenues. Hiring additional sales personnel reduces short-term operating margins until the new sales personnel generate revenue in excess of their salaries and benefits.

Research and Development Expenses

Research and development expenses primarily include personnel costs, depreciation on lab equipment, costs of prototype equipment, quality assurance infrastructure depreciation, other related costs of quality assurance and overhead allocations. We expense research and development costs as incurred. We expect that research and development costs will continue to increase in absolute dollar amounts but to decline as a percentage of revenues.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related costs for personnel and facilities related to our executive, finance, human resource, information technology and legal functions, and fees for professional services. Professional services consist of outside legal, tax and audit costs. We expect to incur significant additional expenses as a result of operating as a public company after this offering as we hire additional personnel and incur costs for implementation of new information technology systems and Sarbanes-Oxley Act of 2002 compliance.

Total Other Income (Expense), Net

Total other income (expense), net consists primarily of interest income on cash balances and interest expense on loans or lines of credit. We historically have invested our cash in short and long-term marketable debt securities. These investments primarily include commercial paper, U.S. government agency notes, corporate debt and money market funds.

Benefit from Income Taxes

Benefit from income taxes is due to the UK research and development credit we receive. Beginning in our fiscal year 2009, it is our expectation that we will not qualify for a cash refund of the research and development credit, as we will no longer be considered a small company under the UK research and development credit guidelines. We recognize deferred tax assets and liabilities on differences between the book and tax basis of assets and liabilities using currently effective rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carry-forwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. We continually review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we continuously evaluate our tax contingencies and recognize a liability when we believe that is more likely than not that a liability exists. As of January 31, 2007, we have not recorded a provision for income taxes.

As of January 31, 2007, we had federal net operating loss carry-forwards of approximately $64.0 million and state net operating loss carry-forwards of approximately $56.2 million. These federal and state net operating loss carry-forwards expire at various dates through 2021, if unutilized. We also have a foreign net operating loss carry-forward of approximately $35.2 million which can be carried forward indefinitely. We also had research and development credit carry-forwards of approximately $0.1 million for federal and approximately $0.2 million for state tax purposes. We have provided a valuation allowance on our deferred tax assets consisting primarily of net operating loss carry-forwards, because of the uncertainty of their ability to be realized.

Trends and Challenges

We face a highly competitive market, with each potential sale often requiring complex and lengthy competitive negotiations against larger and more highly-capitalized competitors. In addition, the cost of storage has declined over the past several years, and we believe it may continue to do so as storage technologies improve. We compete by emphasizing what we believe are our competitive performance advantages, and by maintaining what we believe is a competitive pricing structure as measured by price-to-performance against our competitors.

We also are addressing what we perceive as an increasing opportunity for international expansion, and we have added resources to our operations outside the United States. We believe that our international expansion will result in a higher volume of international revenues once our efforts become established.

We also face forecasting issues, including supply and product obsolescence. We review monthly our forecasts against actual performance, and adjust our forecasts accordingly. To date we have not experienced supply or product obsolescence problems.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, inventory valuation, warranty reserve, warrants and stock-based compensation.

Revenue Recognition

Our network storage systems are integrated with software that is essential to the functionality of the equipment and more than incidental to the systems as a whole. Additionally, we provide unspecified software upgrades and enhancements, which are offered from time to time on a when-and-if-available basis, related to the equipment through our support contracts for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and all related interpretations.

A typical sale arrangement involves three elements: hardware and perpetual software licenses for the embedded software, installation services, and support services that entitle customers during the support services term to unspecified software upgrades, bug fixes, patch releases, which are offered on a when-and-if-available basis, telephone support and guaranteed response time for advance replacement of defective hardware parts.

We allocate revenue between delivered and undelivered elements using the residual value method based on fair value of the undelivered elements such as installation and support services.

For arrangements where support renewal rates are not contractually stated, fair value of one year of support services is established based on the analysis of our actual support renewals. For arrangements with contractually stated support renewal rates fair value of one year support services is established by reference to the contractually stated renewal rates. Fair value of a multiple year support arrangement is established as the fair value of a one year support arrangement multiplied by the term of the multiple year support arrangement, since the support services we provide under one year and multiple year support arrangements are the same.

Fair value for installation services is based upon the rates charged for stand-alone professional services. Installation of our products usually takes a few hours and does not require specific technical expertise. Our installation revenue was not significant for any period presented.

We recognize revenue for each element when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. These criteria are usually met for the hardware and software license element when the system is shipped to the customer. For evaluation units converted into sales, these criteria are usually met upon acceptance of the customer’s purchase order. Installation revenue is recognized upon completion of installation services. Support revenue is deferred and recognized ratably over the period during which the support is to be performed, which is typically from one to three years.

For channel partner sales, we recognize revenue upon delivery as we do not offer channel partners return rights, price protection or other similar rights.

Inventory Valuation

Inventories include materials and related manufacturing overhead and are stated at the lower of cost (on a first-in, first-out basis) or market. Raw materials consist principally of system components. Spares consist of our components needed by our customers and are stored primarily with our logistics provider at its depots. Demonstration systems are finished goods located at customer sites under evaluation agreements. We generally provide these demonstration systems at no charge for a specified evaluation period (generally one to three months). At the end of the evaluation period, a customer may decide to either purchase the system or return the system to us at no further cost or obligation. Returned demonstration systems are disassembled and the related components are held as raw materials. We write-down, to product cost of revenue sold, the inventory cost of demonstration systems based upon the length of time the systems are at the customer’s site.

We are required to make significant judgments and estimates regarding the recoverability of our demonstration inventory and evaluation systems. Write-downs in the value of our demonstration inventory are related to customers’ use of our demonstration systems, and we estimate write-downs of our inventory based on its aging, because we believe that the decrease in the recoverable value of our inventory reasonably approximates its fair value. We calculate inventory write-downs by applying percentages to the value of our inventory in various aging categories. The actual recoverable value of our demonstration and evaluation inventory can be different from our estimates which are based on the aging of such inventory, and such difference may significantly impact our cost of revenues and gross margin. Historically, our estimates were not significantly different from actual recoverable value.

Warranty Reserve

We warranty our hardware for a period of three years and our software for 90 days. We accrue for estimated future warranty costs concurrent with the recognition of revenue. The warranty accrual is based on our historical experience and is included in current accrued and other long-term liabilities. We accrue for warranty costs as part of our cost of sales based on associated material costs.

Material cost is estimated, based upon our analysis of historical trends in the volume of product returns within the warranty period, the cost to repair or replace the equipment, coverage of returned parts by warranty of our vendors and a percentage of warranty costs recoverable through customers’ returns of defective components to us. We periodically review the accuracy of our estimates by analyzing actual rework cost and coverage of returned products by vendors’ warranty. We expect that our material cost related to warranty claims will decrease over time as a percentage of cost of revenue as a result of the improving quality of our products and improved procedures to recover defective components from customers due to our transition to a new logistic provider in November 2006. If we experience an increase in warranty claims compared with our historical experience or if the cost of servicing warranty claims is greater than the expectations on which the accrual has been based, our gross margin could be adversely affected. Historically, our actual warranty experience has not varied significantly from our estimates.

Warrants

As part of our agreement with HDS in November 2006, we authorized for future issuance nine warrants to purchase a total of 1,362,762 shares of common stock at the fair market value on the date of grant of the warrant. The warrants will be fully vested at the time of issuance. Warrants 1-3, 4-6 and 7-9 are to be issued upon achievement of specific revenue milestones in the first, second and third periods, respectively, ending March 31, 2008, 2009 and 2010.

We record a reduction in revenue for the value of each warrant in the period the warrant is deemed expected to vest (i.e. in the period when the Company determines that the revenue target is achievable). The value of each warrant expected to vest is determined using the Black-Scholes model and re-measured each period. The final measurement for each warrant will be at issuance after meeting the revenue target. In the event that we determine that a warrant for which a reduction in revenue has been recorded (as it was expected to vest) will not vest, all reductions in revenue previously recorded related to that warrant will be reversed to revenue.

We are required to determine which warrants we expect to vest at each reporting date, in order to determine which warrants will have an expense recorded. We make this assessment based upon our sales forecast and short-term purchase forecasts we regularly receive from HDS. Forecasts require significant estimation and are subject to changes.

The value of each warrant is determined using the Black-Scholes model which has a number of variables including risk-free interest rates, volatility, remaining contractual warrant term and the fair value of our common stock. The Company estimates the fair value of the underlying common stock by using an independent third-party valuation as discussed in detail in the stock-based compensation section below. The valuation is based upon a number of assumptions and estimates, including the selection of the most relevant valuation approach and approach for the allocation of the total enterprise value to the various classes of stock; selection of comparable companies and market multiples; estimation of future cash flows; selection of the appropriate weighted average cost of capital; estimation of marketability discount and assessment of probabilities for different business scenarios used in the valuation model.

There is inherent uncertainty in these estimates and the valuation of each warrant is sensitive to movements in the underlying value of our common stock. If we had made different assumptions and estimates, the amount debited to our revenue in relation to HDS warrants could have been materially different.

Our estimates of achieving HDS revenue milestones to date have been consistent with actual results. The milestone for warrant 1 was achieved as of May 31 2007. The milestone for warrant 2 was achieved as of August 15, 2007. Warrant 1 and 2 were issued in August 2007 to purchase 302,836 shares of Common Stock at an exercise price of $5.22 per share. The Company expects that the milestone for warrant 3 will be achieved by March 31, 2008. The warrants will expire on the later of two years from the date of grant or November 14, 2010.

The charge related to these warrants in the year ended January 31, 2007 and six months ended July 31, 2007 was $0.1 million and $0.7 million, respectively.

Stock-Based Compensation

Information regarding stock option grants to our employees, non-employee members of our board of directors, and non-employees beginning February 2005 is summarized as follows:

Dates of Grants	Number of Shares Subject to Options Granted	Exercise Price per Share	Fair Value of Common Stock per Share
February 2005 - January 2006	2,932,905	$0.03 - $20.00	$—
February 2006 - April 2006	783,148	$0.05	$0.28
May 2006	62,000	$0.28	$0.71
June 2006 - August 2006	1,517,388	$0.18 - $ 0.71	$0.71
September 2006 - March 2007	865,490	$1.70	$1.41
April 2007 - May 2007	202,300	$2.28	$2.28
August 2007	685,785	$5.22	$5.22

Total	7,049,016

Prior to February 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25 and related interpretations and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of our stock and the exercise price. We have no stock-based compensation charges associated with grants prior to February 1, 2006.

On February 1, 2006 (the beginning of our fiscal year 2007), we adopted SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, using the prospective transition method. Under this method, our stock-based compensation costs recognized beginning with fiscal year 2007 are comprised of compensation costs for all share-based payment awards granted on or subsequent to February 1, 2006 based on their grant-date fair value estimated using the Black-Scholes model in accordance with the provisions of SFAS No. 123R. All option grants valued on or after February 1, 2006 will be expensed on a straight-line basis.

Upon adoption of SFAS No. 123R, we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions to determine the fair value of stock-based awards, including the option’s expected term, the price volatility of the underlying stock and the fair value of the underlying stock. The value of the portion of the award that is ultimately expected to vest is recognized over the requisite service period.

In that there has not been a public market for our common stock prior to this offering, we have had to estimate historical volatility data based on an analysis of a peer group of public companies. We based our expected volatility on reported market value data for a group of companies that have granted options with substantially similar terms and which have similar business profiles including in various cases size, profitability, industry, growth and risk.

The estimation of the expected term of options gave consideration to historical exercises, post vest cancellations and the options’ contractual term. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity at the time of grant. For options granted since February 1, 2006, the expected option life is five years; the risk-free interest rate rates ranged from approximately 4.4% to 4.8%; and the expected dividend rate was zero. We applied an estimated forfeiture rate of 6% to 7.0% based on our historical forfeiture rate.

The absence of an active market for our common stock also required our board of directors, the members of which we believe have extensive business, finance and venture capital experience, to estimate the fair value of our common stock for purposes of granting options and for determining stock-based compensation expense for the periods presented. In response to these requirements, our board of directors estimated the fair market value of our common stock at each meeting at which options were granted, based on factors such as the price of our most recent preferred stock sales to investors, the amount of cash held by us, the preferences held by the preferred stock classes in favor of common shares, valuation studies by independent third-party appraisers, the valuations of comparable companies, the hiring of key personnel, the status of our development and sales efforts, revenue growth and additional objective and subjective factors relating to our business. We have historically granted stock options at not less than the fair market value of our common stock as determined at the time of grant by our board of directors with input from management.

From December 2006 through August 2007, we also engaged Cerian Technology Ventures, LLC or Cerian, an independent third-party valuation firm, to perform valuations of our common stock. To substantiate our historic estimates of the fair value of our common stock, we obtained retrospective valuations of the estimated then-current fair values of our stock for July 2005, January 2006 and June 2006 based upon AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We obtained contemporaneous valuations for December 2006, March 2007, June 2007 and September 2007. The table above summarizes these valuations, as well as the exercise price per share for granted options. The differences, if any, between the exercise price per share of the option grants and the reassessed fair value of the common stock applicable to those dates, has been included in the calculation of our stock-based compensation expense.

The July 2005 retrospective study performed by Cerian valued our common stock at zero. This valuation was based on the Probability Weighted Expected Return Method, or PWERM. This valuation method was felt to be most appropriate given the then-current status of our business and the liquidity events at that time. There were two clearly defined alternatives that we believed were available at the time and both had a short time horizon, which makes the PWERM an appropriate approach as it is well suited to situations with shorter time horizons and clearly defined scenarios. Under this method, Cerian and management assigned probabilities and timing estimates to potential liquidity events for us based on a variety of factors, including primarily the amount of cash held by us, the preferences held by the preferred stock classes in favor of common shares, the our recent operating history and the lawsuit under appeal by a major competitor to us for patent infringement. Two scenarios were examined: a mergers and acquisitions, or M&A outcome, and a dissolution scenario. To arrive at a present value for common shares under an M&A scenario, the Guideline Public Company Method was used to value our net assets. The Guideline Public Company approach estimates the fair value of a company by applying to that company market revenue multiples of publicly traded firms in similar lines of business. This revenue multiple based on market comparables was applied to the prior twelve months’ revenues. The value was then allocated amongst share classes based on the amount of liquidation preferences as compared to total equity value and the resulting equity values were discounted to the present using a discount rate which accounted for the market cost of capital and risk. To arrive at a present value under a dissolution scenario, the Guideline Transactions Method was used which is based on valuation multiples for the sale of comparable companies. The probability weighted average of these two scenarios indicated zero value for our common equity.

The January, June and December 2006 valuations used the Guideline Public Company market comparable approach to estimate our aggregate enterprise value at these respective valuation dates. It was determined that during this phase of our business our forecasted results were too uncertain and were not supported by a sufficient historical basis to confidently conduct a discounted cash flow model or a probability weighted model. Therefore, the Guideline Public Company methodology was chosen. As described above, a key factor in these estimates is the average market revenue multiple of publicly traded firms in similar lines of business that is applied to our trailing twelve months’ revenues. Over these valuation periods in 2006, Cerian elected to use an increasing multiple, reflecting our increasing performance and our improved outlook. Additional positive factors supporting the increase within the range of market multiples were the building of the management team, the hiring of additional personnel, the introduction in February 2006 of the Titan 2000 product line, the closing in May 2006 of a funding round, the dismissal in October 2006 of the appealed patent suit against us by NetApp and the signing in November of the distribution agreement with HDS. All of these positive factors supported increasing the multiple within the range of public company multiples. The largest driver of the increase in the estimated fair value of our common stock from January to December was the increase of revenues over the trailing 12 month period. The aggregate implied enterprise value was allocated to the shares of preferred and common stock using the option-pricing method at each valuation date. This allocation method was used to allocate value in that on the date of the valuations there was significant uncertainty as to what would be the probabilities and time horizons of the various scenarios.

The combination of an increasing multiple, increasing revenues and using of option pricing allocation approach resulted in an increasing common stock equity value as compared to the July 2005 valuation.

The March 31, 2007 valuation used the Guideline Public Company market comparable approach to estimate our aggregate enterprise value at this valuation date. Our performance over the preceding period, as well as our improved historical basis for supporting models of our future performance, allowed the addition of the Discounted Cash Flow methodology as a valuation tool in that we now had historically-based projections for estimating future cash flows. The Discounted Cash Flow, or income approach, involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. However, we decided to not use the value estimated based on the income approach since this value was primarily represented by the discounted terminal value estimated at the end of the forecast period by using Guideline Public Company market comparable approach. Again, Cerian allocated the estimated aggregate implied enterprise value to the shares of preferred and common stock using the option-pricing method for this valuation date.

The June 30, 2007 and September 30, 2007 valuations applied PWERM. This valuation applied probabilities to initial public offering, or IPO, M&A, and private company scenarios and also increased the Guideline Public Company revenue multiple again for all three scenarios to reflect our increased revenue performance. This was considered appropriate given improved visibility of operational performance and time horizons of various business scenarios as a result of our decision in June 2007 to start preparation for a potential IPO. The primary drivers of the increase in fair value of our common stock at these valuations were increasing revenue and the increasing probability of an IPO.

The difference between the exercise price of granted options and the estimate of the reassessed fair value has been factored into the SFAS No. 123R compensation expense. There is inherent uncertainty in these estimates. The valuations were based on estimates, judgments and other assumptions, including selection of the valuation methodology, selection of comparable companies, estimating probabilities of various scenarios, selection of methodology for allocation of total entity value to various classes of stock, estimation of time to liquidity, forecasting future cash flows and estimating cost of capital. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, in reassessing and determining the fair market value of our stock for financial reporting purposes.

We recorded stock-based compensation expense of $197,000 for the year ended January 31, 2007 and $255,000 for the six months ended July 31, 2007. In future periods, stock-based compensation may increase as we issue additional equity-based awards as we continue to attract, retain and increase employees and non-employee directors. Additionally, SFAS No. 123R requires that we recognize compensation expense only for the portion of stock options that are expected to vest. Our estimated forfeiture rate for the year ended

January 31, 2007 and for the six months ended July 31, 2007 was 6% and 7%, respectively. If the actual rate of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation in future periods.

At January 31, 2007 and July 31, 2007, the total compensation expense related to stock-based awards granted but not yet recognized was approximately $1.2 million and $1.8 million, respectively, net of forfeitures. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.0 and 3.1 years, respectively.

Results of Operations

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
				Unaudited
Product revenue	92%	85%	85%	82%	85%
Support revenue	8%	15%	15%	18%	15%

Total revenue	100%	100%	100%	100%	100%

Product cost of revenue	54%	53%	44%	42%	43%
Support cost of revenue	11%	18%	10%	11%	8%

Total cost of revenue	65%	71%	54%	53%	51%

Gross profit	35%	29%	46%	47%	49%
Sales and marketing	68%	59%	41%	48%	39%
Research and development	58%	48%	27%	34%	24%
General and administrative	31%	28%	12%	15%	11%
Restructuring charges	2%	—	—	—	—

Total operating expenses	159%	135%	80%	97%	74%

Loss from operations	(124)%	(106)%	(34)%	(50)%	(25)%
Interest income	2%	1%	2%	2%	1%
Interest expense	(1)%	(2)%	(1)%	(4)%	(0)%
Other income (expense), net	—	(2)%	0%	2%	0%

Loss before benefit from taxes	(123)%	(109)%	(33)%	(50)%	(24)%
Benefit from income taxes	4%	17%	3%	3%	2%

Net loss	(119)%	(92)%	(30)%	(47)%	(22)%

Net gain on exchange of preferred stock in connection with recapitalization	—	82%	—	—	—

Net loss attributable to common stockholders	(119)%	(10)%	(30)%	(47)%	(22)%

Six Months Ended July 31, 2007 Compared to the Six Months Ended July 31, 2006:

Revenue

Total revenue increased $16.4 million, or 103%, to $32.3 million in the six months ended July 31, 2007 from $15.9 million in the six months ended July 31, 2006. The solutions we sell have very distinct configurations, which are tailored to our customer’s requirements, including the total volume of capacity acquired, the types and speeds of disk storage, and the number of servers per deployment. Due to this custom configuration, our sales growth has been driven by new, as well as repeat customers and not by any type of volume discount.

Additionally, in the six months ended July 31, 2007, our revenue reflects the impact of a charge of approximately $0.7 million in connection with the HDS warrants.

Our product revenue increased $14.5 million, or 111%, to $27.6 million in the six months ended July 31, 2007 from $13.1 million in the six months ended July 31, 2006. This was due in large part to significant sales to HDS which represented 39% of revenue in the six months ended July 31, 2007 compared to zero in the six months ended July 31, 2006, as well as increased sales to our direct customers. We expect that HDS will continue to be our most significant customer for the balance of fiscal 2008, but at a slightly lower percentage of total sales.

Support service revenue increased $1.9 million, or 66%, to $4.7 million in the six months ended July 31, 2007 from $2.8 million in the six months ended July 31, 2006 due to higher initial support agreements tied to current product revenue growth and renewal of support contracts related to prior sales. We expect that our support service revenue will continue to increase for the balance of fiscal 2008, as customers who purchase new systems continue to purchase support agreements, as well as renewing prior support agreements.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased $7.9 million, or 93%, to $16.4 million in the six months ended July 31, 2007 from $8.5 million in the six months ended July 31, 2006.

Cost of product revenue increased $7.3 million, or 109%, to $14.0 million in the six months ended July 31, 2007 from $6.7 million in the six months ended July 31, 2006, due to an increased number of shipments of systems to our customers. Cost of product revenue increased in line with the product revenue increase, with gross margin remaining constant at 49%.

Cost of support service revenue increased $0.7 million, or 38%, to $2.5 million in the six months ended July 31, 2007 from $1.8 million in the six months ended July 31, 2006. This was a result of our service support resources being able to support additional service contracts from our increased support revenues without adding significant additional resources.

Total gross profit increased $8.5 million, or 115%, to $15.9 million in the six months ended July 31, 2007 from $7.4 million in the July 31, 2006. This increase was due to increases in total revenue. Total gross margin improved slightly to 49% for the six months ended July 31, 2007 as compared to 47% in the six months ended July 31, 2006. This is primarily the result of revenue growth plus lower costs associated with our support services.

Sales and Marketing

Sales and marketing expenses increased $5.1 million, or 67%, to $12.7 million in the six months ended July 31, 2007 from $7.6 million in the six months ended July 31, 2006, due to increases in payroll, payroll related and employee travel expenses of $4.2 million, we increased our headcount by 41 employees or 59% from 70 to 111. Advertising and promotion activities increased $0.5 million as a result of increased strategic market development activities. We expect sales and marketing expenses to continue to increase as we add headcount to sales, marketing and services functions and invest in strategic market development. As a percentage of our total revenue, our sales and marketing expense decreased to 39% in the six months ended July 31, 2007 from 48% in the six months ended July 31, 2006. The percentage decrease was attributable principally to our growth in total revenue enabling us spread our costs over a larger revenue pool.

Research and Development

Research and development expenses increased $2.3 million, or 43%, to $7.7 million in the six months ended July 31, 2007 from $5.4 million in the six months ended July 31, 2006. The increase was due primarily to increased headcount of 19 employees, or 35%, from 55 to 74, which resulted in an increase in payroll, payroll related and travel expense of $0.9 million, as we continued to focus on product enhancements and new products. In addition, we increased spending on capital projects and engineering equipment in both hardware and software which resulted in increased depreciation of $0.1 million. We expect research and development costs will continue to increase in absolute dollar amounts but to decline as a percentage of revenues, as we continue to invest in new product development and to add headcount. As a percentage of our total revenue our research and development expense decreased to 24% in the six months ended July 31, 2007 from 34% in the six months ended July 31, 2006. This decrease was attributable principally to a higher volume of revenue.

General and Administrative

General and administrative expenses increased $1.2 million, or 50% to $3.6 million in the six months ended July 31, 2007 from $2.4 million in the six months ended July 31, 2006. This is due to increases in professional services fees from accounting and legal of $0.9 million and $0.1 million, respectively. These increases were primarily the result of our annual audit and expenses related to our pending IPO. Those were offset with lower patent litigation of $0.3 million and lower facilities costs of $0.3 million as we completed our corporate office relocation. We expect the absolute amount of general and administrative expenses to increase in the future as we grow headcount in our finance function and as we incur additional costs associated with being a public company. As a percentage of our total revenue, our general and administrative expense decreased to 11% in the six months ended July 31, 2007 from 15% in the six months ended July 31, 2006. This decrease was attributable principally to a higher volume of revenue.

Interest and Other Income (Expense), Net

Interest and other income (expense), net increased $0.3 million to an income of $0.3 million in the six months ended July 31, 2007 from an income of $0.0 million in the six months ended July 31, 2006, due primarily to higher interest income as a result of higher cash balances, as well as to a reduction in interest expense due to our paying off our lines of credit in the second quarter of fiscal year 2007.

Benefit from Income Taxes

Our benefit from income taxes increased $0.1 million, or 20%, to $0.6 million for the six months ended July 31, 2007 from $0.5 million for the six months ended July 31, 2006. This increase was due to a United Kingdom research and development tax credit which was higher in 2007 due to our increased level of research and development expense in that year. Beginning in our fiscal year 2009, it is our expectation that we will not qualify for a cash refund of the research and development tax credit, as we will no longer be considered a small company under the research and development tax credit guidelines.

Year Ended January 31, 2007 Compared to the Year Ended January 31, 2006:

Revenue

Total revenue increased $19.1 million, or 83%, to $42.1 million in the year ended January 31, 2007 from $23.0 million in the year ended January 31, 2006.

Additionally, in the year ended January 31, 2007, our revenue reflects the impact of a charge of $0.1 million related to the HDS warrants.

Our product revenue increased $16.1 million, or 82%, to $35.6 million in the year ended January 31, 2007 from $19.5 million in the year ended January 31, 2006. This was due to increased sales to new and existing customers, including the introduction of sales to HDS under our OEM agreement in the fourth quarter, which accounted for $4.4 million. A significant number of customers were added with product revenue in excess of $0.5 million each and average storage volume per system sold increased approximately 50%.

Support revenue increased $3.0 million, or 86%, to $6.5 million in the year ended January 31, 2007 from $3.5 million in the year ended January 31, 2006, due to an increase in the number of support and maintenance contracts resulting from increased systems shipped.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased $6.4 million, or 39%, to $22.7 million in the year ended January 31, 2007 from $16.3 million in the year ended January 31, 2006, due to overall revenue growth.

Cost of product revenue increased $6.4 million, or 53%, to $18.6 million in the year ended January 31, 2007 from $12.2 million in the year ended January 31, 2006, due to increased hardware costs associated with increased shipments of our servers and storage systems to customers. The gross margin increase is attributable to improved cost effectiveness of our supply chain by implementing changes in purchasing and operations, a migration to Sanmina-SCI from whom we acquired additional production services, a continued decline in disk drive pricing and our ability to spread fixed costs over a higher volume of revenue.

Cost of support service revenue increased $0.1 million, or 2%, to $4.1 million in the year ended January 31, 2007 from $4.0 million in the year ended January 31, 2006. Our service gross margin improved to 37% from negative 16%. This was mostly due to lower warranty related costs which decreased $0.7 million in the year ended January 31, 2007, and also due to the fact that our support services infrastructure was able to support additional service contracts without adding significant additional resources.

Gross profit increased $12.6 million, or 185%, to $19.4 million in year ended January 31, 2007 from $6.8 million in the year ended January 31, 2006. Our gross margin increased to 46% in the year ended January 31, 2007 from 29% in the year ended January 31, 2006, for the reasons described above, as well as the higher gross margin business that was developed with HDS during the fourth quarter of fiscal 2007. In addition, during late fiscal year 2006, we improved the cost effectiveness of our supply chain by implementing changes in purchasing and operations, as well as contracting with Sanmina-SCI for the production of our Titan product line.

Sales and Marketing

Sales and marketing expenses increased $3.9 million, or 29%, to $17.6 million in the year ended January 31, 2007 from $13.7 million in the year ended January 31, 2006, primarily due to increased salaries, benefits and travel of $3.1 million related to our headcount increase of 49% or 17 employees to 52 from 35 during fiscal year 2007. Advertising and promotion activities increased $0.5 million tied to strategic market development activities, while outside commissions increased $0.6 million due to increased use of distributors, resellers and marketing consultants. As a percentage of our total revenue, our sales and marketing expense decreased to 41% in the year ended January 31, 2007 from 59% in the year ended January 31, 2006. This decrease was attributable principally to a higher volume of revenue.

Research and Development

Research and development expenses remained relatively flat, increasing $0.2 million, or 2%, to $11.1 million in the year ended January 31, 2007 from $10.9 million in the year ended January 31, 2006. The increase was due to increases of $0.5 million in department administrative expenses, offset by lower consumable materials costs of $0.4 million. As a percentage of our total revenue, our research and development expense decreased to 27% in the year ended January 31, 2007 from 48% in the year ended January 31, 2006. This decrease was attributable principally to a higher volume of revenue.

General and Administrative

General and administrative expenses decreased $1.7 million, or 26%, to $4.8 million in the year ended January 31, 2007 from $6.5 million in the year ended January 31, 2006. Patent litigation expenses decreased $2.6 million, or 90%, to $0.3 million in the year ended January 31, 2007 from $2.9 million in the year ended January 31, 2006, due to the conclusion of significant patent litigation with NetApp in October 2006. Additionally there was a $0.3 million increase in payroll and payroll related expenses and a $0.6 million increase in other professional services fees primarily from legal and accounting of $0.1 million and $0.2 million respectively. The additional personnel and professional services fees are primarily the result of our ongoing efforts to build the legal, finance, human resources and information technology functions required to manage our growth and meet the demands of a public company. As a percentage of our total revenue, our general and administrative expense decreased to 12% in the year ended January 31, 2007 from 28% in the year ended January 31, 2006. This decrease was attributable principally to the successful defense of the patent litigation.

Interest and Other Income (Expense), Net

Interest and other income (expense), net increased $1.1 million to an income of $0.5 million in the year ended January 31, 2007 from an expense of $0.6 million to the year ended January 31, 2006, due primarily to higher interest income as a result of higher cash and short-term investment balances. This was due to closing of our Series DD and Series EE preferred stock financings in May through November 2006. The closing of the financing enabled us to eliminate our lines of credit, convert our bridge loans into Series DD preferred stock and increase investment interest income.

Benefit from Income Taxes

Our benefit from income taxes decreased $2.9 million, or 74%, to $1.0 million in the year ended January 31, 2007 from $3.9 million in the year ended January 31, 2006. This decrease was due to the reduced United Kingdom research and development tax credits for prior years related to our research and development work performed in the United Kingdom.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005:

Revenue

Total revenue of $23.0 million in the year ended January 31, 2006 was unchanged from $23.0 million in the year ended January 31, 2005.

Our product revenue decreased $1.5 million, or 7%, to $19.5 million in the year ended January 31, 2006 from $21.0 million in the year ended January 31, 2005. This was due to a reduction in our sales personnel resulting in less product revenue. Support revenue increased $1.6 million, or 84%, to $3.5 million in the year ended January 31, 2006 from $1.9 million in the year ended January 31, 2005, due to support renewals of prior year sales occurring in fiscal year 2005 combined with support on new system sales.

Cost of Revenue, Gross Profit and Gross Margin

Cost of product revenue decreased $0.2 million, or 2%, to $12.2 million in the year ended January 31, 2006 from $12.4 million for the year ended January 31, 2005.

Cost of support services revenue increased $1.6 million, or 68%, to $4.1 million in the year ended January 31, 2006 from $2.4 million in the year ended January 31, 2005, primarily due to increases of $1.2 million in warranty replacement activities, anticipated higher replacement cost in future years and an increased allocation of support department expenses from sales and marketing expense as an increased proportion of their time was spent on customer support. Our support gross margin improved to negative 16% from negative 24%. Negative margins from support revenue were attributable to high payroll and payroll related costs, as well as warranty related expenses to support and service customers in relation to the revenue levels in the years ended January 31, 2005 and 2006. While we continued to experience negative margins from support revenue in the year ended January 31, 2006, we began to achieve improvements from our initiatives to improve customer support and product reliability and we benefited from improved revenues. Warranty costs in the year ended January 31, 2006 were unfavorably impacted by the following factors: the replacement of prior generation failed systems with our new generation Titan servers and quality problems with a former contract manufacturer.

Gross profit decreased $1.4 million, or 17%, to $6.8 million in the year ended January 31, 2006 from $8.1 million in the year ended January 31, 2005. Our gross margin decreased to 29% in the year ended January 31, 2006 from 35% in the year ended January 31, 2005.

Sales and Marketing

Sales and marketing expenses decreased $1.9 million, or 12%, to $13.7 million in the year ended January 31, 2006 from $15.6 million in the year ended January 31, 2005. Advertising declined by $0.6 million and third party contract services declined by $0.3 million due to cost cutting measures. In addition, allocations to cost of support revenues increased by $0.3 million to reflect increased support services time spent on post contract support activities.

Research and Development

Research and development expenses decreased $2.4 million, or 18%, to $10.9 million in the year ended January 31, 2006 from $13.3 million in the year ended January 31, 2005. This decrease was due to reduced headcount of 13% which reduced payroll and payroll related expenses by $1.6 million and travel which was reduced by $0.4 million. Depreciation expense declined by $0.4 million which was attributable to a $1.3 million reduction in capital expenditures. These reductions were an effort to better align expenses with our revenue.

General and Administrative

General and administrative expenses decreased $0.7 million, or 10%, to $6.5 million in the year ended January 31, 2006 from $7.2 million in the year ended January 31, 2005, due primarily to a $0.2 million reduction in allowance for doubtful accounts receivable and a decline of recruiting costs of $0.3 million due to headcount controls. Patent litigation expenses increased $0.2 million to $2.9 million in the year ended January 31, 2006 from $2.7 million in the year ended January 31, 2005, due to the NetApp patent litigation which concluded in October 2006.

Restructuring Charges

We took a restructuring charge in the year ended January 31, 2005 when we reduced our workforce by 15 people. We recorded a $0.5 million expense comprised of termination benefits and related fringe benefits. There were no such events in the year ended January 31, 2006. All these amounts were paid in the year ended January 31, 2005.

Interest and Other Income (Expense), Net

Interest and other income (expense), net decreased $0.7 million to an expense of $0.6 million in the year ended January 31, 2006 from an income of $0.1 million in the year ended January 31, 2005, due to higher interest expense of $0.3 million on loans and lines of credit outstanding, a reduction of $0.2 million related to interest income and foreign exchange losses of $0.3 million.

Benefit from Income Taxes

The benefit from income taxes increased $3.0 million, or 333%, to $3.9 million in the year ended January 31, 2006 from $0.9 million in the year ended January 31, 2005 attributable to research and development tax credits in the United Kingdom. We undertake significant research and development efforts in the United Kingdom and as such are eligible to claim a tax credit in the United Kingdom based on these activities. Since we are considered a small company under the United Kingdom research and development tax credit guidelines, we were eligible to receive these credits as a cash refund.

Unaudited Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations for each of the six quarters ended July 31, 2007. In management’s opinion, the information has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

(in thousands)	April 30, 2006	July 31, 2006	October 31, 2006	January 31, 2007	April 30, 2007	July 31, 2007
Product revenue	$5,786	$7,266	$10,241	$12,262	$13,091	$14,550
Support revenue	1,280	1,554	1,835	1,840	2,182	2,525

Total revenue	7,066	8,820	12,076	14,102	15,273	17,075
Product cost of revenue	2,991	3,673	5,216	6,693	6,657	7,302
Support cost of revenue	682	1,122	924	1,398	1,317	1,164

Total cost of revenue	3,673	4,795	6,140	8,091	7,974	8,466

Gross profit	3,393	4,025	5,936	6,011	7,299	8,609
Sales and marketing	3,452	4,169	4,813	5,191	5,384	7,318
Research and development	2,574	2,827	2,862	2,886	3,728	4,009
General and administrative	1,219	1,131	1,295	1,201	1,247	2,322

Total operating expenses	7,245	8,127	8,970	9,278	10,359	13,649

Net operating loss	(3,852)	(4,102)	(3,034)	(3,267)	(3,060)	(5,040)
Interest income	66	209	229	242	220	115
Interest (expense)	(285)	(328)	(2)	10	(1)	(5)
Other income (expense)	(4)	357	38	(18)	7	(4)
Loss before benefit from taxes	(4,075)	(3,864)	(2,769)	(3,033)	(2,834)	(4,934)
Benefit to income taxes	(219)	(242)	(232)	(290)	(306)	(292)

Net loss	$(3,856)	$(3,622)	$(2,537)	$(2,743)	$(2,528)	$(4,642)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. A significant portion of our quarterly sales typically occurs during the last month of the quarter which we believe reflects customer buying patterns of products similar to ours and other products in the technology industry, generally. You should not rely on our past results as an indication of our future performance. As a result, our quarterly operating results are difficult to predict even in the near term.

Liquidity and Capital Resources

Since our inception through July 31, 2007, we have funded our operations primarily through issuances of convertible preferred stock, which have provided us with net cash proceeds of approximately $206.2 million.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. Investments not classified as cash equivalents and with maturities of less than 12 months are considered short-term investments. To date, all our investments have been short-term. We invest our excess cash primarily with banks and in short-term marketable debt securities. These investments primarily include commercial paper, U.S. government agency notes, corporate debt and money market funds.

We have significant international operations. As we fund our international operations, our cash and cash equivalents could be affected by changes in exchange rates. To date, the foreign currency effect on our cash and cash equivalents has been immaterial.

Cash Flows

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
Cash used in operating activities	$(17,517)	$(23,454)	$(12,118)	$(8,169)	$(8,170)
Cash provided by (used in) investing activities	9,517	6,493	(3,136)	(3,613)	(1,230)
Cash provided by financing activities	2,569	19,508	28,568	24,499	1,577

Cash Flows from Operating Activities

We have historically experienced negative cash flows from operating activities as we continue to expand our business and build our infrastructure domestically and internationally. Our cash flows from operating activities will continue to be affected principally by the extent to which we spend on increasing personnel, primarily in sales and marketing and research and development, in order to grow our business. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from such recently hired sales personnel. Our largest source of cash flows from operating activities is cash collections from our customers. A primary driver of our periodic cash flows is the timing of our shipments and invoicing to customers. Our quarterly shipment activity consistently occurs in later portion of our fiscal quarters. This timing of shipments results in a higher than average days sales outstanding at the end of each fiscal quarter and increased cash collections in the middle portion of the ensuing fiscal quarter. To date our bad debt losses have been minimal. Our primary uses of cash from operating activities are for personnel-related expenditures, inventory purchases to support our revenue growth, research and development costs and rent payments.

Cash used in operating activities remained constant at $8.2 million in the six months ended July 31, 2007 compared to the six months ended July 31, 2006. Primary factors impacting historical cash flows have been fluctuations in working capital and changes in our net loss. We expect that our cash flow from operations will improve in future periods as the Company’s net losses decline and as we improve our management of accounts receivable collection cycles and inventory levels. Significant changes in cash for the six months ended July 31, 2007 resulted from a $5.0 million increase in accounts receivable due to increased sales, primarily due to sales under our HDS agreement. This was partially offset by a reduction in inventory of $0.9 million as our supply chain initiatives helped to reduce our inventory levels. In addition, we had an increase in other liabilities and deferred revenue of $1.4 million, as a result of our sales growth stemming mainly from support services contracts. Significant changes in cash for the six months ended July 31, 2006 resulted from a $4.1 million increase in accounts receivable due to increased sales and from an increase in inventory of $2.4 million, due to both increased numbers of demonstration systems at customer sites and increased inventory levels to support sales needs in keeping with our increased revenues. This was offset by an increase in accrued compensation and other liabilities mainly related to our warranty costs of $4.3 million.

Cash used in operating activities was $12.1 million in the year ended January 31, 2007 compared to $23.5 million in the year ended January 31, 2006 a decrease of $11.4 million. A primary factor in the improvement was the decrease in the net loss by $8.4 million. Significant changes in cash for the year ended January 31, 2007 resulted from a $3.5 million increase in accounts receivable due to increased invoiced sales. This sales increase and resulting accounts receivable gain was primarily driven by increased sales activity in the fourth quarter resulting from our HDS agreement. The increase in inventory of $6.4 million, was a result of our preparation for the forecasted sales to HDS for the fiscal year 2008 and the transition to a new warranty parts logistics provider. This was partially offset by an increase in current liabilities related to our warranty costs and our inventory and deferred revenue stemming mainly from support service contracts of $9.1 million. Significant changes in cash for the year ended January 31, 2006 resulted from a $3.6 million increase in accounts receivable due to sales in the fourth quarter to two significant customers, as well as an increase in the United Kingdom research and development tax credit receivable of $2.5 million, partially offset by an increase in deferred revenue of $1.7 million as a result of support service contracts.

Cash used in operating activities was $23.5 million in the year ended January 31, 2006 compared to $17.5 million in the year ended January 31, 2005, an increase of $6.0 million. Significant changes in cash for the year ended January 31, 2005 resulted from the net loss of $27.4 million and a decrease in research and development credit collection of $3.6 million in the year ended January 31, 2006, and decreases in inventory of $1.5 million, decreases in accounts receivable of $1.3 million as a result of improved cash collections, and by increases to current liabilities of $3.4 million.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to investing activities and capital expenditures to support our growth. Cash used in investing activities was $1.2 million in the six months ended July 31, 2007, resulting from capital expenditures of $2.0 million, as we continue to expand our business, as well as our research and development activities, offset with the net proceeds of short-term investments in the amount of $0.8 million. Cash used in investing activities was $3.6 million in the six months ended July 31, 2006, primarily the result of purchases of short-term investments of $2.8 million and capital expenditures of $0.8 million.

Cash used in investing activities was $3.1 million in the year ended January 31, 2007, resulting from capital expenditures of $2.8 million for research and development activities and leasehold improvements at the relocated San Jose facility and net purchases of short-term investments of $0.8 million.

Cash provided by investing activities was $6.5 million for the year ended January 31, 2006 resulting from capital expenditures of $0.8 million which was offset by the maturity of short-term investments and conversion to cash or cash equivalents of $7.5 million.

Cash provided by investing activities in the year ended January 31, 2005 was $9.5 million due to maturity of investments and conversion to cash or cash equivalents of $11.7 million offset by capital expenditures of $2.2 million mainly used in our equipment testing activities in connection with our current generation of Titan products.

Cash Flows from Financing Activities

Since our inception through July 31, 2007, we have funded our operations primarily through issuances of convertible preferred stock which have provided us with net cash proceeds of approximately $206.2 million.

Cash flow provided by financing activities was $1.6 million in the six months ended July 31, 2007. This was the result of borrowing, in late July 2007, $1.5 million against our line of credit for general business purposes, which was repaid in August 2007, and proceeds from the exercise of stock option awards of $0.1 million.

Cash flow provided by financing activities was $24.5 million in the six months ended July 31, 2006. This was primarily the result of our Series DD preferred stock financings in the amount of $29.2 million, which included $6.4 million in the form of a bridge loan from investors in advance of the completion of our Series DD preferred stock financing. This was offset by replacement of lines of credit and long-term loans in the amount of $3.1 million and $1.3 million, respectively.

Cash flow provided by financing activities was $28.6 million in the year ended January 31, 2007. This was primarily the result of our Series DD and Series EE preferred stock financings in the amount of $29.2 million and $4.1 million, respectively. This was offset by repayment of lines of credit and long term loans as discussed in the preceding paragraph.

Cash flow provided by financing activities was $19.5 million in the year ended January 31, 2006, primarily due to the funding of our Series AA preferred stock financing, in the amount of $19.1 million. We also received $1.5 million from our line of credit and made repayments of $1.0 million.

Cash flow provided by financing activities in the year ended January 31, 2005 was $2.6 million due to proceeds from bank loans of $3.3 million offset by our repayment of bank loans by $0.9 million.

In May 2007, we entered into a line of credit facility with Silicon Valley Bank for $7.5 million. This line of credit is secured by our accounts receivable. The interest rate on this line is variable, ranging between 0.5% and 3.25% over the bank’s prime rate on the outstanding balance based on unrestricted cash balances. There is also an unused line charge of 0.375%, on the unused portion of the facility. This facility matures on January 25, 2009. There are no financial covenants associated with this line of credit. As of July 31, 2007, this line of credit had $6.0 million available.

We believe that our existing cash balances, funds derived from this offering and available lines of credit will be sufficient to fund our projected operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future or to respond to competitive pressures or strategic opportunities. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of new product introductions and enhancements to existing products and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

Off Balance Sheet Arrangements

As of January 31, 2005, 2006 and 2007, and as of July 31, 2007, we did not have any relationships with unconsolidated entities or financial partners such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

The following is a summary of our contractual obligations (in thousands):

As of January 31, 2007:
Contractual Obligations	Total	Less than 1 year	1-3 years	4 -5 years	More than 5 years
Operating lease obligations	$7,194	$976	$1,817	$1,304	$3,097
Purchase obligations	1,625	1,625	—	—	—

Total	$8,819	$2,601	$1,817	$1,304	$3,097

As of July 31, 2007:
Contractual Obligations	Total	Less than 1 year	1-3 years	4 -5 years	More than 5 years
Operating lease obligations	$6,869	$993	$1,690	$1,339	$2,846
Purchase obligations	1,875	1,875	—	—	—

Total	$8,744	$2,868	$1,690	$1,339	$2,846

Purchase Commitments

In order to ensure the availability of certain components, we commit on a rolling basis to some of our vendors for minimum purchase commitments. If we fail to meet our purchase commitments, we would be subject to a 15% restocking fee for the unused portions of the commitment.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Although substantially all of our sales are currently denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. A significant portion of our research and development expenditures and the related research and development tax credits are incurred in the United Kingdom, in pound sterling. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents and short-term investments totaling $6.8 million, $20.9 million and $12.3 million as of January 31, 2006 and 2007 and July 31, 2007, respectively. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents and short-term investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in the year ended January 31, 2006 and the year ended January 31, 2007, our interest income would have declined approximately $13,000 and $54,000, respectively, assuming consistent investment levels.

Recent Accounting Pronouncements

In June 2006, the EITF ratified its conclusion on EITF Issue 06-02, Accounting for Sabbatical Leave and Other Similar Benefits, Pursuant to FASB Statement No. 43, Accounting for Compensated Absences, or EITF 06-02. EITF 06-02 requires that compensation expense associated with a sabbatical leave, or other similar benefit arrangement, be accrued over the requisite service period during which an employee earns the benefit. EITF 06-02 is effective for fiscal years beginning after December 15, 2006 and should be recognized as either a change in accounting principle through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. We adopted EITF 06-02 in the first quarter of fiscal year 2008 which did not have a material impact upon the consolidated financial statements.

In June 2006, the EITF also ratified its conclusion on EITF No. 06-03, How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), or EITF 06-03. EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer such as sales, use, value added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. Additionally, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensus on EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. We currently record transaction-based taxes on a net basis in our consolidated statements of operations. The adoption of EITF 06-03 did not have a material impact upon the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, or FIN No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return. FIN No. 48 is effective for fiscal and interim reporting periods beginning January 1, 2007. We adopted FIN No. 48 in the first quarter of fiscal year 2008. The adoption of FIN No. 48 did not have a material impact upon the consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement, or SAB No. 108. We adopted SAB No. 108 in the year ended January 31, 2007 and such adoption did not have any effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We currently do not expect this adoption to have a significant impact on our consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income or interest expense. SFAS No. 159 is effective for periods beginning after November 15, 2007. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

BUSINESS

Our Company

We are a leading provider of high performance unified network storage systems. We believe that our storage systems deliver levels of performance, scalability, versatility and simplicity that exceed existing network storage alternatives. Our products are designed to support both traditional network attached storage, or NAS, and storage area network, or SAN, services on a converged network storage platform. We enable companies to leverage their digital information to create new business opportunities by expanding the ways they explore, discover, research, create, process and innovate in data-intensive environments. Our products also replace complex and performance-limited products with high performance, scalable and easy to use systems capable of handling the most data intensive applications and environments. Our systems and capabilities enable our customers to eliminate most storage bottlenecks and significantly accelerate time-to-revenue. Further, we believe that our energy efficient design and our products’ ability to consolidate legacy storage infrastructures, dramatically increase utilization rates and reduces our customers’ total cost of ownership.

Our Titan servers leverage our patented embedded file system and industry standard components to create a massively parallel hardware appliance that delivers the benefits of hardware accelerated data management. Our architecture was designed to overcome the data network bottlenecks created by software-based storage appliances and delivers superior performance. Unlike traditional, software based storage appliances, which suffer from performance degradation as the workload increases, our highly parallel implementation of the file system in hardware results in sustained performance under increased workload, in some cases displaying results on average per node of over 40% to as high as over 1,800% the rate of input/output per second, or IOPs, of competing storage systems. In addition, Titan can scale storage capacity without performance degradation. The BlueArc storage system combines our Titan server with an advanced software suite, standard Fibre Channel switches and multiple tiers of enterprise-class storage devices. We also sell the Titan file server independently as a gateway solution that can be deployed in existing storage environments to enable file services for easier data sharing, simplified management, virtualization and improved storage functionality. Our gateway enables customers to preserve and enhance their existing storage, improve resource utilization and provide a growth path to high performance file services.

According to an IDC report published in May 2007, networked storage systems revenue, consisting of NAS, Fibre Channel SAN and iSCSI SAN, is expected to grow from $12.5 billion in 2006 to over $21.6 billion by 2011, representing a 11.6% compound annual growth rate. Our target markets include the high-end enterprise market, as well as data intensive vertical markets such as life sciences, Internet services, electronic discovery, entertainment, federal government and oil and gas. We primarily sell our storage systems through our direct sales force and under a global OEM agreement with Hitachi Data Systems Corporation, or HDS. We also sell our products under a global reseller agreement with Cray Inc. and through a network of partners that includes more than 40 value-added resellers and distributors worldwide. As of July 31, 2007, we have sold over 700 storage systems to more than 200 customers.

Our storage systems have achieved broad industry recognition and garnered numerous industry awards. In June 2007, our Titan storage system received the Diogenes Labs—Storage Magazine Quality Award for Enterprise NAS. This award was based on a survey of end-users that recognized us as the highest ranked enterprise NAS vendor in terms of product features, initial product quality, product reliability, sales force competence and technical support. In 2006, the Titan 2000 was recognized as Best NAS by CMP Technology in its inaugural Big Bytes Awards at StoragePlus 2006, an industry conference.

Industry Background

The amount of data stored by businesses, governments and other enterprises globally is growing rapidly. The increasing reliance on core enterprise software applications such as e-mail, databases and enterprise resource planning is driving rapid growth of data across all enterprises. Further, regulatory compliance and corporate governance initiatives, such as the Sarbanes-Oxley Act of 2002 and Health Insurance Portability and Accountability Act, are contributing to data growth and retention requirements. In addition, many industries are becoming increasingly reliant on digital information for their core business models. For example, drug discovery in the pharmaceutical industry, seismic exploration in the oil and gas industry and computer generated images for the entertainment industry all rely on massive amounts of data. These trends, combined with increased network capabilities to transmit large amounts of data, increased disk capacities to store data and improved computer processing capabilities to manipulate larger data sets, have resulted in a dramatic increase in terabytes of data created.

The long-term storage and management of unstructured data is an increasing challenge for companies as the growth in the creation of unstructured data (such as business documents, e-mail, web pages, digital images, audio and video) the rising commercial value of that data and a need to archive it for long periods continue. According to an IDC briefing in April 2007, currently unstructured data consumes 22% of the new storage capacity installed in data centers, but by 2010, it will consume over 50% of new enterprise storage capacity. It also represents a change for the storage industry as a growing base of companies are prioritizing the creation, organization and delivery of content to consumers and businesses. These companies need solutions that are built specifically for organizing, storing and protecting large pools of unstructured data.

Key Trends Affecting Growing Data Environments

Need for Consolidation. As the amount of data has increased, many organizations have responded by adding more storage systems. The resulting equipment proliferation has become increasingly difficult and expensive to manage, creating significant issues regarding infrastructure cost and complexity. This has resulted in a need for organizations to consolidate their existing storage resources.

Growing Performance Demands. High performance requirements that were previously associated with specialized IT uses are now becoming mainstream requirements for a number of industries and across enterprises. Both traditional applications, such as e-mail and database, and emerging applications, such as Web 2.0 and data mining, are driving new performance and scalability requirements for network storage. Greater numbers of concurrent users, faster response times and increased sharing of data have further placed intense and growing performance burdens on the storage infrastructure.

Virtualization. The growth in storage networks has left IT managers with many independent storage assets that are difficult to view and manage as a whole. As a result, many organizations have turned to storage virtualization, which is the presentation of data from multiple network storage devices into what appears to be a single storage device managed from a central console or management framework. Storage virtualization technologies help to address several issues created by network storage proliferation by simplifying administration, increasing storage utilization rates and helping to provide greater flexibility, resulting in a lower cost of ownership.

Increasing Network Speeds and Bandwidth. When network storage was first developed, the concept of a local area network was relatively new and network infrastructures supported bandwidths in the megabits per second. Today, network bandwidths can be in the tens of gigabits per second. Large corporations can have tens of thousands of network devices and service providers can support millions of concurrent e-mail boxes. These larger network bandwidths have now become enablers of new applications, new processes and new business models. Consumers, researchers and business partners can share information in different ways and with more formats than ever before. However, increased network speeds and bandwidth have severely increased the burden on the performance and scalability of storage infrastructure.

The Importance of the File. Unstructured data must be stored in file format. As a result, the ability to manage data as a file is essential to many emerging business processes. Information about the content of data, or metadata, is captured and tracked to make sorting, monitoring and finding the information easier and more secure. File systems are efficient methods for storing data, controlling access, managing resources and capturing metadata. Enterprises are demanding intelligent ways to file and access data for efficient future retrieval as well as provide rapid access to existing unstructured data in order to execute their core businesses.

Convergence of Network Storage. Data storage has transitioned from being directly server-attached to becoming widely distributed across local and global network storage systems. SAN systems were developed to provide high performance and scalable data storage for structured and block-based data generally over a closed Fibre Channel network. With the growth in the volume of data, SAN systems have become increasingly complex and costly. Further, SAN systems lack a file system approach to handle unstructured data. NAS systems, on the other hand, were developed primarily to manage unstructured data in a file-based approach. In contrast to SAN systems, NAS systems are generally regarded as easy to install and use, and utilize the standard Ethernet infrastructure for network connectivity. NAS systems, however, often have performance and scaling limitations.

Today, enterprises are demanding flexibility in storage networks, so that they can leverage the same infrastructure for both traditional NAS and SAN applications. However, in order to achieve both the simplicity and file management capabilities of a NAS system while also maintaining the performance and scalability of a SAN system, a new network storage system architecture is required.

Limitations of Existing Storage Networking Systems

We believe that competing storage systems do not fully address key requirements in today’s storage environments. Limitations include:

Lack of Performance Across Diversified Applications. Most NAS systems are based on general purpose PC server technology running an operating system that has been optimized for file serving, creating a dedicated storage server appliance. These devices are initially convenient because they are easy to deploy and either avoid or shield the administrator from the complexities of the storage behind it. However, when using this kind of approach, performance becomes a challenge as more users, diverse applications and data are added to the system. As the burden of the workload and the number of users increases, the performance can become very unpredictable and drop off dramatically and often without warning.

Lack of Scalable Data Environments. The performance limitations of current NAS systems also constrain scalability. Network protocol, file system, and storage management functions all contend for the same internal resources. As a consequence, many NAS products only support a relatively small file system size, a relatively small storage capacity and a relatively small number of concurrent users. Performance degradation occurs with traditional NAS systems as file size, workload and storage capacity increases causing a proliferation of devices. This creates complexity in the environment and results in an underutilization of storage and server resources.

Complex Storage Network and Data Environment. Many network storage systems vendors have multiple versions of their products that are individually optimized for particular applications, such as read only, compliance or archival. Also, many of these systems support smaller levels of file size and storage capacity per node. As a result, the number of storage server appliances proliferates and creates a complex underutilized environment of siloed information that is not easily shared or provisioned.

High Total Cost of Ownership. Limitations on performance, scalability and manageability have a direct impact on the total cost of ownership. Device proliferation increases the number of systems to acquire and manage. Lack of shared storage decreases storage utilization rates, slows provisioning and increases storage administration time. These inherent limitations can result in increased capital and operating costs.

Inability to Support Network Convergence. While both NAS and SAN have particular strengths in the data storage environment, there remain challenges for the vast majority of enterprises due to the lack of heterogeneous block and file support. SAN environments cannot readily access file-based, unstructured data. NAS environments, on the other hand, do not effectively meet today’s performance and scalability requirements. This creates bottlenecks and causes complexity through the need for additional devices. To date, users have been forced to select either a NAS and SAN for their data storage needs.

We believe there is increasing demand for a unified system that combines the performance and scalability of a SAN with the simplicity and file management capabilities of a NAS. We also believe that legacy storage systems based on general purpose PC server architectures are failing to meet the needs of a new set of market trends. We have designed and developed an innovative approach to network storage to meet the most demanding performance, scalability, and ease of use requirements.

The BlueArc Unified Network Storage System

We provide our customers with high performance unified network storage systems. Our products provide customers with the following benefits:

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High Performance. Titan sustains the highest single and clustered dual node levels of data I/O performance for both small and large files and both read and write applications. Titan supports high performance, transactional-intensive traffic across diverse applications. As measured by recognized industry benchmarks, Titan has achieved the leading position in single and clustered dual node IOPs server performance, displaying results on average per node of over 40% to as high as 1,800% greater than our competitors’ results. Our high performance systems allow for the acceleration of applications in data intensive environments and allow our customers to add storage systems and applications and data management features without sacrificing performance.

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High Scalability. Our storage systems are highly scalable, enabling our customers to keep pace with growing data requirements without the replacement of hardware. Our Titan platform provides scalability in capacity, performance, number of users and file sizes within a single Titan and through the clustering of multiple Titan systems. Customers can add additional storage to each Titan, or upgrade from one generation to the next by switching blades in the modular Titan chassis. In addition, several of our customers have deployed hundreds of terabytes behind a single Titan or clustered pair of Titans, featuring file system sizes that exceed the comparable offerings in the NAS market. Our Titan storage systems enable customers to support a single file system up to 256 terabytes per node and can architecturally support a single global namespace which is a unified management structure across multiple Titan systems, up to 16 petabytes.

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Infrastructure Consolidation. Our Titan storage system can be deployed as a consolidation platform for networked storage environments reducing complexity and cost by eliminating excess equipment. In some cases, our customers have consolidated up to nine competing NAS systems, or more than fifty individual servers, onto a single Titan system. Additionally, we believe the Titan serves as an ideal platform for heterogeneous application consolidation due to its high performance across diversified applications and its ability to scale storage capacity and manage both file and block data storage. Titan allows different users and applications with different protocols and different performance requirements to share storage resources. Our customers are using Titan to consolidate various applications like e-mail, database, home directories, as well as high performance computing applications on the same Titan storage system.

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Enhanced Data Management through Virtualization. Our virtualization capability enables storage administrators to view and manage multiple heterogeneous storage resources as a single pool of storage and provides access to large number of diverse clients through a single global namespace. This functionality allows one or more Titans to pool storage and greatly simplify administration, dramatically increase utilization rates and enable rapid provisioning. In addition, our virtualization framework enables policy-based data management, resulting in higher productivity and simplified management.

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Energy Efficient Storage. We believe our network storage systems provide industry leading power, cooling and space utilization as compared to other NAS systems. Unlike current general purpose PC based systems, we employ lower power Field Programmable Gate Arrays, or FPGAs, and use distributed memory to provide greater performance while consuming approximately one-third or better the power of such PC based systems based on our analysis of publicly available data.

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Unified Network Support. Our storage systems allow different users and applications with different operating systems and protocols to share storage. Our products support both block- and file-level application data within a single system. Our systems support file protocols, including CIFS and NFS, block protocols like Internet Small Computer System Interface, or iSCSI, and back up protocols like Network Data Management Protocol, or NDMP, within a single integrated platform.

As a result of these benefits, we believe that our storage systems enable our customers to reduce costs of storage acquisition, management, capacity expansion and power and cooling through the deployment of a reduced number of larger unified network storage systems. Titan enables higher storage utilization, higher storage capacity per node and simplified Web-based system management for greater infrastructure and IT staff efficiency. Our systems scale over time using modular product upgrades to both increase storage capacity and enable customers to maintain greater product longevity through multiple generations. Titan also offers the ability to move data between storage tiers transparently to users and applications, enabling cost-effective management of data throughout its life cycle.

Our Strategy

Our objective is to be the global leader in high performance unified network storage. Key elements of our strategy include:

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Continuing to Expand into High Growth, Data Intensive Markets and Enterprises. We intend to expand our customer base by continuing to target data intensive customers and markets where storage performance and management is critical. We enable our customers to eliminate many bottlenecks that would otherwise hinder revenue generating applications, information and services. We intend to penetrate new customer segments in data intensive markets such as oil and gas, entertainment, higher education, Internet services, life sciences, federal government and across enterprises. We believe that the consolidation of legacy storage systems and applications and the convergence of NAS and SAN environments will continue to offer significant opportunities for us to penetrate additional enterprise environments.

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Extending our Technology Leadership and Product Breadth. We intend to continue to innovate and to maintain our leadership position by leveraging our architecture to extend our product families. We believe that our patented product architecture and design provide us with significant competitive advantages over traditional NAS and SAN systems which we intend to maintain through our research and development efforts.

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Expanding Routes to Market Including Direct and Channel Distribution. We plan to grow our direct sales force and expand into additional geographies around the world. We also plan to establish additional strategic partnerships and OEM relationships with major vendors in the storage and storage networking market. For example, we have established a strategic OEM relationship with HDS which accounted for 39% of our revenue for the six months ended July 31, 2007 and which we believe is a critical enabler to accelerating our presence in the large global enterprise markets. In addition, we intend to continue to expand our value added reseller, or VAR, partner base globally.

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Broadening and Developing Technology Partnerships. We believe that the network storage market is a complex ecosystem necessitating cooperation with other participants in the market. We intend to expand our relationships with our existing technology partners and to establish new partnerships with leading suppliers of storage infrastructure hardware and software to accelerate a new phase of networked storage.

Our Target Markets

We believe that our Titan storage systems are applicable across a wide variety of markets. The following is a select number of key target markets that we service:

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Electronic Discovery. New rules for legal discovery of documents are driving companies to formalize new records management policies and develop archiving standards. Electronic discovery firms must be able to accurately and efficiently process large volumes of collected data for legal review. We enable these customers to process a large number of files in short time frames.

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Energy. Energy companies are increasing their exploration efforts to find new sources of oil and gas. High resolution seismic data images can take multiple terabytes of capacity and require focused analysis and processing. We enable customers to capture and manage massive data sets thereby speeding time to discovery.

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Enterprise Markets. We offer unique storage systems that provide a solution for traditional applications such as database and e-mail, while also serving as a platform for storage, application and file server consolidation. The Titan storage system enables new levels of enterprise performance, agility and cost-efficiency by allowing information-intensive businesses to dramatically improve data access while simplifying their IT infrastructure and reducing costs through greater resource utilization and reduced complexity.

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Federal Government. The Federal Government has massive data requirements which include customary enterprise applications as well as specialized applications, such as high resolution topographical maps, satellite imagery and remote surveillance. Government funded laboratories are also focused on research and development, design, manufacture and simulation, all of which require heavy computational workloads and highly scalable storage.

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Higher Education. Traditional enterprise storage systems used for university administrative applications do not fully meet researchers’ performance or budget requirements, nor offer the ability to serve a diverse set of applications with widely varying characteristics. Our storage systems enable universities to provide students, faculty and researchers a single highly scalable repository for multiple applications from campus e-mail to complex high performance research applications.

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Internet Services and Web 2.0. Internet services are experiencing high data demands and user growth as businesses are increasing their use of the Web for communication and commerce. The Web 2.0 market is defined by user participation and collaboration and includes applications such as streaming video, music and photography which can demand gigabytes of storage space per user. Our storage systems enable Internet services and Web 2.0 customers to maintain stability and performance under unpredictable spikes in demand and deliver available capacity for user and services growth.

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Life Sciences and Research. Advances in genomics and proteomics research, discovery, visualization, and clinical activities have created unprecedented abilities to observe, collect and generate vast quantities of data. Our storage systems enable customers to rapidly process and store millions of individual files for genomic sequencing and drug discovery while offering simultaneous access to thousands of researchers.

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Media and Entertainment. The entertainment industry is using higher resolution video, audio and photography. High performance network storage enables artists to create more revisions with higher quality and dramatically enhance time-to-market while reducing costs. Our storage systems enable our customers to reduce the time to accomplish common, often repeated tasks and meet critical deadlines while maintaining high quality.

Products

Our Titan storage system family consists of our 2100, 2200 and 2500 models. Our platforms are modular in design and can be upgraded through both hardware and software. In addition, we offer a rich suite of software features organized into a comprehensive operating environment that includes the base operating system, licensed options for advanced file services, advanced data protection services, advanced virtualization services and an extensive system management framework.

Titan storage systems use open standards and support the mixing of a range of storage media types, formats, capacities and speeds including solid state storage, Serial Attached ATA drives, Fibre Channel and tape libraries. This allows our customers to take advantage of the latest disk media to create different tiers of storage and to tailor their storage to specific budgets and application needs.

Titan Servers

The Titan server is our core intellectual property. The Titan 2000 series consist of three models: the 2100, 2200 and flagship 2500. Each model can handle different performance levels, capacities, and connectivity options. The modularity of a Titan server allows customers to quickly and easily upgrade their systems as their requirements grow between product models, different product options or even to new product generations without having to replace the existing chassis or storage sub-system. Firmware updates with new feature releases can be added as they become available. Customers can also scale their system by clustering multiple Titans together for increased system availability and performance. This flexibility offers the customer a very high return on investment, long product life, technology obsolescence protection and the ability to grow without a fork-lift upgrade.

The following table provides certain operating statistics regarding our products:

	Titan 2100	Titan 2200	Titan 2500
SPECsfs IOPs(1)	Up to 75,000	Up to 100,000	Up to 100,000
Data Throughput (Aggregate)(2)	Up to 5Gbps	Up to 10Gbps	Up to 10Gbps
Maximum Capacity(3)	256TB	512TB	512TB
Ethernet Network Data Ports	6GbE	6GbE	Two 10GbE
Fibre Channel Storage Ports(4)	Four 4Gb	Four 4Gb	Four 4Gb
Clustering Interconnect Ports(5)	Two 10GbE	Two 10GbE	Two 10GbE

(1)	Input/output operations per second are measured using the SPECsfs 97_r1.v3 benchmark developed by Standard Performance Evaluation Corporation.
(2)	Maximum data throughput capability in gigabits/second as an aggregate value across all Ethernet LAN ports.
(3)	Maximum capacity is defined as maximum usable storage capacity in terabytes. Ethernet LAN ports are used for LAN connectivity to enable client access to the Titan servers and operate at either 1 gigabit/second or 10 gigabits/second each.
(4)	Fibre Channel storage ports are used for connection to Fibre Channel switches and Redundant Array of Independent Drives, or RAID, disk arrays and operate at 4 gigabits/second.
(5)	Clustering interconnect ports are used to connect two or more Titans together in a high-availability cluster, and operate at 10 gigabits/second.

Software

Our software suite offers users a comprehensive, highly integrated operating environment that includes a powerful set of base operating system functionality, advanced optional licensed software functionality and an extensive system management framework. Users can quickly and cost-effectively add new features to existing platforms and benefit immediately from the added functionality and flexibility they provide for data protection, data management, virtualization and system management.

Base Operating System

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Object-based File System. Our file system is accelerated in hardware and provides enough flexibility and power to handle very large files, billions of small files and even several concurrent file system operations without impacting performance. A single BlueArc file system can scale up to 256 terabytes, or TB. A single file system also can support over four million files per directory and up to 126 separate file systems can coexist on a single Titan. The result is a high performance, highly scalable storage system with very predictable and reliable service under intense and dynamic workloads.

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Multi-protocol Support. We offer a converged network storage system with support for both block- and file-level application data within a single system. Our systems support CIFS, NFS, iSCSI and NDMP all within one integrated platform. Where possible, both block and file protocols share common storage, features and administrative functions. For example, our iSCSI volumes are mapped into the object based file system and administrators can take advantage of common policies to back up or replicate both the iSCSI and file based volumes.

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Snapshots. Our snapshots offer the use of high speed snapshot or point-in-time copy technology that is highly integrated into the rest of our replication, backup and data migration capabilities. Our snapshots provide rapid data protection allowing files that were accidentally deleted, lost or changed to quickly and easily be recovered with a loss of only the changes made since the last snapshot was taken. Our systems can take snapshots as frequently as one per second and keep as many as 1,024 snapshots per file system.

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Storage Pools. Our file system virtualizes the physical storage it uses on the backend storage network by the creation of one or more logical storage pools that can be shared by multiple file systems and Titans. There are no separate storage silos and all applications and users can access the storage pools as needed while maintaining file access security. The storage and free space is dynamically allocated to the Titans and file systems, supporting storage over-subscription or thin provisioning which maximizes the use of existing resources. Over-subscription or thin provisioning allows creation of a file system bigger than the disk space available in the storage pool. This virtualization insulates users and applications from the physical storage thereby simplifying administration, improving performance by eliminating hot spots and lowering cost of ownership by increasing storage utilization rates.

In addition to the base operating system, we offer our customers the following advanced software functionality options:

Advanced File Services

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Advanced Name Space Services. We offer a global namespace across all the Titan servers in a cluster. This also provides the capability to link in stranded external servers into the namespace to create a single unified directory structure. This enables simplified provisioning, faster performance through load balancing between nodes and easier administration of consistent data protection, data management and security policies across the storage infrastructure.

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Advanced Data Caching Services. Our cluster read caching functionality caches commonly used files across multiple nodes in a cluster. This feature can greatly improve performance for read intensive applications in throughput IOPs. It also simplifies administration for environments that have applications with large variances in performance requirements or infrastructures with significant variations in work load demand.

Advanced Data Protection Services

We offer a comprehensive suite of data protection services and provide customers the flexibility to match the appropriate level of cost and redundancy with their data protection needs.

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High Availability Clustering. Our clustering technology allows multiple Titans to share access to the same storage resources and provide automatic fail-over for data protection in mission critical applications. Cluster configurations support two, three and four node configurations that offer increased application availability and simplify administration with automated failover and recovery.

•	Local and Remote Replication. We offer a complete range of policy-based replication capabilities including synchronous and asynchronous data replication at the block and file level for full or incremental copies. Using rule based policies, administrators can create one or more copies of their data for local or remote backup or alternate use. Replication can be on either the same system (from one file system to another) or to another geographically dispersed Titan storage system across the data center, campus or larger distance. Transaction level business continuance is supported with volume based mirroring that is coordinated with the disk array controllers for customers in mission critical environments who desire disaster recovery and data protection.

Advanced Data Management Services

We offer advanced data management services to facilitate the scheduling and movement of data to different tiers throughout its complete life cycle. Our data management features allow administrators to consolidate and manage block and file-based data on a single system.

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Data Migrator. Our Data Migrator application enables data movement among tiers of storage by allowing automated and transparent data migration from one tier of storage to another based on pre-defined policies, rules and triggers. Administrators have the power and flexibility to select the appropriate storage media for their applications and easily change it over time throughout the data life cycle. With Data Migrator, administrators can keep more data online longer by moving aged or non-performance centric data to a lower cost storage tier transparently without notifying users or changing applications. As requirements change, data is quickly migrated to the appropriate storage tier at the correct time. Use of this functionality can improve storage utilization further simplifying data management.

Advanced Virtualization Services

Our virtualization capabilities provide an enhanced view of the data environment to simplify provisioning and administration.

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Virtual Servers. Virtual Servers allow administrators to create separate logical servers with their own IP addresses, security policies and management policies within a single Titan. They are often created to represent different applications, workgroups or projects and once created they can be easily moved around the BlueArc infrastructure at will. Administrators often use them to provide access to data, balance workloads and rapidly respond to changes in usage patterns or sudden spikes in I/O demand. This leads to better use of available storage, elimination of hot-spots and the ability to quickly add or move storage to other projects, or even other Titans, in response to changes in the IT environment.

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Virtual Volumes. Our Virtual Volumes add another level of flexibility for simplifying provisioning and improving storage utilization. They allow administrators to quickly allocate the exact storage required for different applications or users and dynamically expand or contract storage where needed. Drawing from the same virtual storage pool, virtual volumes mask the complexity of the underlying physical disks while automatically reflecting capacity changes from clients. In addition, support for storage over-subscription or thin provisioning maximizes the use of existing resources. Over-subscription allows creation of a virtual volume bigger than the disk space available. Users or applications can share and borrow unused storage space and administrators are sent alerts to provision additional storage when necessary based on pre-set thresholds or they can automate the provisioning.

Extensive System Management Framework

Our system management framework simplifies common storage tasks performed by administrators. Titan administrators have the ability to create advanced file services, advanced data protection, advanced data management and advanced virtualization policies, as well as consistent security policies with multiple administrator roles and access privileges for managing storage and server resources.

Our external System Management Unit builds upon the basic graphical user interface and command line interface, or CLI, functions embedded in every Titan by providing a platform for keeping historical information, management system redundancy and advanced administration functions. With an easy to use graphical user interface and an online documentation library, administrators can quickly and easily provision storage resources for immediate user access. Our system management framework allows users to take advantage of more advanced programming and scripting functionality or perform further integration of the Titan storage system with other applications via CLI and simple network management protocol capabilities.

Technology and Architecture

We utilize programmable silicon chip technology to deliver higher levels of performance as well as the ability to change and add features as the product progresses. Our Titan products feature FPGAs which are generally available silicon chips that can be programmed for many different simultaneous tasks. These tasks include dedicated hardware processing for networking, file system and storage functions. We have created a unique hardware-based operating system and file system that resides in the hardware. We program FPGAs for specific functions. The overall design was implemented utilizing flexible and highly parallel compute structures, which are non-blocking, full duplex data buses with distributed memory and no shared buses thereby preventing contention of resources. Our innovative architecture is uniquely tailored for both extremely high throughput and massively parallel processing of metadata operations.

We have programmed our chipsets to perform tasks in parallel producing a higher aggregate performance without a central CPU, central memory, or shared buses that would cause contention and performance degradation during peak usage. Our design was further broken down into dual fast path pipelines to minimize the contention of resources during read and write access. Titan was designed to support a diverse performance profile by ensuring bandwidth in the system for throughput and FPGA processing power for transactional performance. Titan incorporated several key features including an object oriented file system with write-anywhere capabilities, separate metadata and storage cache to ensure optimal storage performance.

Our architecture is implemented in a modular chassis, similar to a core network switch, with hardware modules, or blades, for specific set of tasks. This modular design allows the system to be upgraded through the purchase of new blades to improve performance, scalability, or connectivity, without having to perform a fork-lift upgrade, extending the product life and increasing the return on investment. The chassis supports up to 40 gigabits of aggregate performance allowing it to support multiple generations of blades. The first generation of Titan blades provided 5 gigabits of performance; the current set of blades provides 10 gigabits of performance, allowing customers to double performance with simple module upgrades. With the FPGA chip manufacturers’ more than doubling performance and our ability to continue to break functional tasks and perform them in parallel, the architecture is designed to continue to scale up each product generation as customer requirements continue to grow.

The Titan server is combined with a standards-based SAN on the back-end of the system, along with enterprise-class modular storage. To eliminate the complexity of a SAN, the storage is virtualized to create a single storage pool. The storage pool stripes across multiple network storage systems to increase storage capacity and performance while eliminating hot-spots. This design allows the performance and scaling of the SAN while providing the clients with standard IP network-based protocols including NFS for UNIX or Linux clients, CIFS for Windows clients and iSCSI for block based storage needs on the front-side of the system. With the use of the SAN on the back-end of the system, backups and replications are handled in the high speed storage network, minimizing impact on the front-side client IP network.

With the foundation of the Titan server and storage pool, a simplified storage cluster can now be created with fewer nodes to achieve higher levels of performance and high availability. Titan is designed with a dual 10 gigabit cluster interconnect to allow n-way clustering of Titan servers. The 10 gigabit interconnect allows the Titan servers to communicate, replicate non volatile random access memory, or NVRAM, data, and share data access via a unified global name space across the entire cluster, in affect allowing multiple Titan units to act as a single shared high performance storage resource. All the Titans in a storage cluster leverage the virtualized storage pool, allowing the increased storage spindle use for higher aggregate performance across all the nodes in the cluster. The hardware design and shared storage allows a Titan storage cluster to scale in a near linear manner with insignificant efficiency loss typically associated with compute or storage clusters. Beyond performance, the Titan storage cluster creates a true cluster with Titan nodes providing mirrored NVRAM protection for each other, ensuring transactional level protection for data and high availability fail-over of file sharing duties within the cluster.

In addition to Titan’s high performance data access, data movement and storage cluster features a rich set of data management features is provided through Titan’s highly optimized software layer. Rich data replication, data migration, snapshots and quota management, authentication and security are designed to interoperate without impacting the sustained high performance throughput and IOPs of the Titan system.

As file based storage is becoming pervasive, management and optimization of such data requires a capable and high performance metadata engine. Our file system is highly parallel, flexible, and scalable without the performance degradation associated with serialized CPU based operations.

Customers

Since inception, we have sold over 700 storage systems to more than 200 customers both domestically and internationally. Our systems are deployed in a wide range of organizations, from large global enterprises with multiple locations to small organizations with just one location. Our customers are in a wide variety of industries including electronic discovery, energy, large enterprise, federal government, higher education, Internet services & Web 2.0, life sciences & research and media & entertainment.

Electronic Discovery	Energy	Enterprise
Document Technologies, Inc. Fios, Inc. ONSITE[3]	Chevron U.S.A. Inc. WesternGeco	Chevron U.S.A. Inc. Zhone Technologies, Inc.

Federal Government	Higher Education	Internet Services /Web 2.0
Brookhaven National Laboratory Fermi National Accelerator Laboratory	Rice University Washington University in St. Louis	Shopzilla, Inc. WebTrends, Inc. (mt) Media Temple, Inc.

Life Sciences/Research	Media/Entertainment
The European Bioinformatics Institute The Wellcome Trust Sanger Institute	Sony Computer Entertainment America, Inc. Turner Studios Weta Digital Ltd

For the year ended January 31, 2006, Merck and Co., Inc. accounted for approximately 15% of our total revenue. For the year ended January 31, 2007, HDS accounted for approximately 10% of our total revenue and accounted for 39% of our total revenue for the six months ended July 31, 2007. See Note 13 to the Consolidated Financial Statements for a summary of our revenue segregated by geographic area

Sales and Marketing

We sell our unified storage systems to enterprises, governments and educational institutions. We primarily sell through our domestic and international direct sales force and via a global OEM agreement with HDS. We also sell our products through a global resale partnership with Cray Inc. and through an indirect partner program that includes more than 40 value-added resellers and distributors. As of July 31, 2007, we had 79 employees in sales and marketing located in North America, Europe and Asia.

We have a variety of marketing programs designed to create brand recognition and market awareness for our product offerings and for qualified sales lead generation for our direct sales force and partners. Our marketing efforts include the following: active participation at trade shows, technical conferences and technology seminars; advertising, publication of technical and educational articles in industry journals; and sales training. In addition, our strategic partners augment our marketing and sales campaigns through seminars, trade shows and joint advertising campaigns. Our customers and strategic partners provide references and recommendations that we often feature in our advertising and promotional activities.

HDS Agreement

In November 2006, we entered into a five-year worldwide OEM agreement with HDS to increase our distribution reach. This agreement accounted for 39% of our revenue in the six months ended July 31, 2007.

Under this agreement, we sell HDS our Titan servers, which HDS then combines with its products and sells as the HDS’ High Performance NAS system. HDS provides its own Level 1 and 2 support for the combined offering (which consists primarily of providing initial telephone support and problem resolution to customers) and then we provide support thereafter for higher level responses.

As part of our HDS agreement, we included incentives to generate high levels of performance by HDS and in that regard authorized for future issuance nine warrants to purchase a total of 1,362,762 shares of our common stock at the fair market value on date of grant of the warrant. These warrants will be fully vested at the time of their issuance. Warrants 1-3, 4-6 and 7-9 are to be issued upon achievement of specific revenue milestones in the first, second and third periods after execution of the HDS agreement which end, respectively, March 31, 2008, 2009 and 2010.

The milestone for warrant 1 was achieved as of May 31, 2007. The milestone for warrant 2 was achieved as of August 15, 2007. Warrant 1 and 2 were issued in August 2007 to purchase 302,836 shares of Common Stock at an exercise price of $5.22 per share. We expect that the milestone for warrant 3 will be achieved by March 31, 2008. The warrants will expire on the later of two years from the date of grant or November 14, 2010.

HDS may terminate our agreement with 60 days notice, prior to its annual renewal date. In addition, this agreement does not prohibit either party from competing in each other’s respective markets and does not prohibit either party from approaching either party’s customer prospects for future business.

Support and Services

We offer multi-tier customer support through our Global Services Technical Assistance Center. The Technical Assistance Center operates 24 hours a day, 7 days a week to aid in the diagnosis and resolution of a customer problem. As a global member of Technical Support Alliance Network, or TSANet, we have direct access to TSANet’s support organization to quickly resolve interoperability issues with other member products. TSANet is the industry’s largest vendor-neutral support alliance that offers an industry-wide forum to facilitate servicing multi-vendors.

Our Service Plans provide the following:

•	Toll free 24 hours a day, 7 days a week, 365 days a year phone support;

•	Remote server management, diagnostics and remote service capability; and

•	24 hours a day, 7 days a week, 365 days a year system monitoring via our e-mail home system.

For our VARs and OEM partners, we offer a range of support levels. A VAR or OEM may choose to have all those levels performed by us or choose to assume responsibility for providing certain levels of support directly to the end users and using us for the higher support levels. HDS provides its own Level 1 and 2 support (which consists primarily of providing initial telephone support and problem resolution to customers) and we provide support thereafter. All our current VARs use us for all their support needs.

Our Titan storage systems include a built-in reporting capability providing round-the clock system status monitoring as well as allowing Global Services Technical Assistance Center to respond to critical alerts. Our support personnel are able to leverage these advanced management capabilities to better diagnose and resolve field issues. As of July 31, 2007, we had 32 employees in support and services. These employees are based in our San Jose, California headquarters.

Research and Development

Since our inception we have made substantial investments in research and development. We have research and development facilities in San Jose, California and Bracknell, United Kingdom. As of July 31, 2007, we had 74 employees in research and development. Our focus is to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. A substantial amount of our development effort goes into certification, integration and support of our applications to ensure interoperability with our strategic partners’ hardware and software products.

Our total expenses for research and development for fiscal years 2005, 2006 and 2007 were $13.3 million, $10.9 million and $11.1 million, respectively. We anticipate that research and development expenses will increase in absolute dollars in future periods.

Manufacturing

We outsource the manufacturing of the Titan server, as well as the assembly, testing and integration of our storage systems. Our manufacturing partner, Sanmina-SCI, provides us with a limited warranty to cover workmanship and manufactures all products in accordance with our specified tests and processes. OEM storage and switch partners provide limited warranties for their hardware and software. Outsourcing manufacturing operations provides cost effective scale, flexibility, controlled assembly processes and rigorous testing to assure quality and conformance to specifications. Our storage systems are based on a common physical chassis, common modules, switches and disk storage components enabling Sanmina-SCI to more easily respond to changes in our product line without significant delay or increased costs. Our agreement with Sanmina-SCI has a one-year term that expires on October 19, 2007 subject to automatic extensions in one-year increments absent notice of termination by either party upon 30 days prior written notice prior to the expiration of the agreement. Otherwise, Sanmina-SCI may terminate our agreement at any time upon 60 days notice. We may terminate the agreement for any reason upon 30 days prior written notice.

To support customer demand for our products, we forecast our supply requirements on a rolling 12 month basis and provide that forecast to Sanmina-SCI and key component suppliers. At any given time, we have firm purchase orders with Sanmina-SCI for three months of supply and nine additional months of forecast horizon. We review actual demand and supply on a weekly basis and adjust orders as required. The use of three months of confirmed, forward purchase orders provides the lead time, if required, to qualify or source material from additional suppliers

To mitigate pricing pressure, we utilize multiple component sources and realize competitive pricing and sufficient supply by balancing order quantities between suppliers. We also leverage the supply chain of our vendors to reduce our inventory levels and minimize interruptions in our supply chain.

The lead times associated with certain components are lengthy and preclude rapid changes in quantity requirements and delivery schedules. Shortages in components that we use in our products are possible and our ability to predict the availability of such components may be limited. Some of these components are available only from single or limited sources of supply. To ensure supply of sole sourced components, we select component suppliers that provide additional supply at the fabrication, inventory and distribution points of their supply chain. These same suppliers also receive three months of firm orders and nine months of forecasted demand provided no less frequently than monthly from Sanmina-SCI. Our ability to timely deliver products to our customers would be materially adversely impacted if we needed to qualify replacements for any of a number of the components used in our Titan products or were required to contract with a different manufacturer.

Competition

The data storage market is highly competitive and subject to rapidly changing technology and is significantly affected by market activities of other industry participants. Primary competitors include but are not limited to large traditional networked storage vendors including EMC, HP, HDS, IBM, NetApp and Sun Microsystems, as well as more recent public company market entrants such as Isilon Systems. NetApp is our primary competitor in the high performance unified network storage system market. They have a significantly greater share of this market than we do. Many of our competitors have greater resources for continuing research and development, have a greater sales and distribution network and are more highly capitalized.

In addition, we compete against internally developed storage systems as well as combined third-party software and hardware systems. Also, a number of new, privately held companies are currently attempting to enter our market, some of which may become significant competitors in the future.

We believe that the principal competitive factors affecting the data storage market include such storage system attributes as:

•	Performance, including the ability to provide high throughput as well as access for multiple concurrent users;

•	Scalability, including the predictable performance at scale;

•	Ease of installation and management by IT personnel;

•	Reliability to ensure uninterrupted user access; and

•	Cost efficiency in acquisition, deployment and ongoing support.

With respect to these factors, based on publicly available data, we believe that we compete favorably on performance, scalability and total cost of ownership, and that our ease of use and reliability are comparable to market competitors, based on our customer feedback.

Intellectual Property

Our success depends in part upon our ability to develop and protect our core technology and intellectual property. We rely primarily on a combination of trade secret, patent, copyright and trademark laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. Our products are provided to customers pursuant to agreements that impose restrictions on use and disclosure. Our agreements with employees and contractors who participate in the development of our core technology and intellectual property include provisions that assign any intellectual property rights to us. In addition to the foregoing protections, we generally control access to our proprietary and confidential information through the use of internal and external controls.

As of July 31, 2007, we had two issued patents, (which expire in August 2020 and June 2025, respectively) and five patent applications pending in the United States. We have also filed for patent protection in a number of foreign locations and the status is pending at this time. Pending patent applications may receive unfavorable examination and are not guaranteed allowance as issued patents. We may elect to abandon or otherwise not pursue prosecution of certain pending patent applications due to patent examination results, strategic concerns, economic considerations or other factors. To the extent that a patent is issued, any such future patent may be contested, circumvented, found unenforceable or invalidated and we may not be able to prevent third parties from infringing this patent. We will continue to assess appropriate occasions to seek patent protection for aspects of our technology that we believe provide us a significant competitive advantage in the market.

We have registered the trademarks BLUEARC (either as one or two words) and our logo in the United States, Australia, the European Union, Malaysia, New Zealand, Singapore and South Africa. We have also registered the trademark BLUE ARC in the Benelux, China, France and Japan.

We have trademark applications for BLUEARC and our logo pending in foreign jurisdictions including: Canada, the European Community, Hong Kong, India, Israel, Mexico, Norway, Russia, Saudi Arabia, South

Korea, Switzerland, Taiwan, Thailand, Turkey and the Ukraine. We expect to file in additional jurisdictions as our business continues to expand.

Although we rely on patent, copyright, trade secret, trademark and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product support and services are essential to establishing and maintaining a technology leadership position. We cannot be sure that others will not develop technologies that are similar or superior to our technology.

Despite our efforts to protect the intellectual property rights associated with our technology, unauthorized parties may still attempt to copy or otherwise obtain and use our technology. Moreover, it is difficult and expensive to monitor whether other parties are complying with patent and copyright laws and their confidentiality or other agreements with us and to pursue legal remedies against parties suspected of breaching our intellectual property rights.

Third parties could claim that our products or technologies infringe or misappropriate their proprietary rights. Our industry is characterized by the existence of a large number of patents, trademarks, trade secrets and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We may in the future be sued for violations of other parties’ intellectual property rights and the risk of such a lawsuit will likely increase as our size and market share expand and as the number of products and competitors in our market increase.

Employees

As of September 30, 2007, we had 222 employees in offices across North America, Europe and Asia including 83 employees in sales and marketing, 76 in research and development, 35 in support and services and 28 in finance, administration and operations. We have an additional 28 contract employees in various offices, primarily in finance and administration. We consider our current relationship with our employees to be good. None of our employees are represented by labor unions or have collective bargaining agreements.

Properties

Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in San Jose, California. We currently lease approximately 41,700 square feet of office space at the San Jose facility. In addition to our headquarters, we lease approximately 12,191 square feet of office space in Bracknell, United Kingdom for research and development as well as a base for European sales. We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business. We intend to add new facilities or expand existing facilities as we add employees or expand our markets and we believe that suitable additional space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are currently not a party to any material legal proceedings. From time to time, we may be involved in legal actions arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of October 9, 2007:

Name	Age	Position
Michael B. Gustafson	41	President, Chief Executive Officer and Director
Shmuel Shottan	55	Chief Technology Officer
Michael S. Hasley	53	Chief Financial Officer
Peter Amirkhan	32	Vice President of Sales
Steve Daheb	35	Sr. Vice President of Marketing & Business Development
Carlo F. Garbagnati	48	Vice President of Engineering
Robert A. Harvey	55	Vice President of Operations
Christopher J. McBride	44	Vice President of Global Services
David I. Epstein(2)	53	Director
Peter R. Johnson(1)(3)	59	Director
Paul S. Madera(1)(2)	50	Director
Gary Morgenthaler(1)(2)(3)	59	Director
Alan Baratz(3)	52	Director
Duston M. Williams(1)	49	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Michael B. Gustafson has served as our President and Chief Executive Officer since May 2005, and as a director since May 2005. Before assuming the position of Chief Executive Officer, Mr. Gustafson served as our President since June 2004. Prior to joining us, from April 1998 to May 2004 Mr. Gustafson served in various executive capacities as an officer of McData Corporation, an enterprise-level storage network company. His most recent positions at McData included Senior Vice President of marketing and Senior Vice President of sales. From 1989 to 1998, Mr. Gustafson served in various sales management positions for IBM, a global IT systems and services company, managing both direct and channel sales divisions. Mr. Gustafson also serves on the board of directors for Inphase Technologies Inc., a pioneer in holographic storage development. Mr. Gustafson received a B.S., B.A. from Washington University in St. Louis.

Shmuel Shottan has served as our Senior Vice President of Product Development since August 2001, and as our Chief Technology Officer since January 2005. Prior to joining us, from October 2000 to July, 2001, Mr. Shottan served as chief strategy officer for SNAP Appliances, Inc., a network storage spin-off from Quantum Corporation. From August 1999 to September 2000, Mr. Shottan served as General Partner of Quantum Technology Ventures, a storage focused venture fund. From September 1994 to July 1999, Mr. Shottan served as Senior Vice President of engineering and Chief Technology Officer at Meridian Data, Inc., a network storage solutions company, where he led the development of the Snap Server. Prior to working for Meridian Data, Mr. Shottan held engineering development and management positions at Parallan Computer, Inc., where he was the Senior Vice President of Engineering and Chief Technical Officer) from 1993 to 1994, at AST Research, where he led the development of the Manhattan Multiprocessor server, from 1989 to 1993 and at ICL/CCI division from 1982 to 1989. Mr. Shottan received a B.S.E.E. degree from the Technion Institute of Technology in Israel.

Michael S. Hasley has served as our Chief Financial Officer since November, 2005. Before joining us, from November 2001 to May 2004, Mr. Hasley served as Chief Financial Officer and Vice President of administration for Barcelona Design Inc., a company with a methodology for designing analog computer chips and components.

Before Barcelona Design, Mr. Hasley was employed by InterPro Business Solutions, a developer and provider of HR-related software solutions, first as interim Chief Executive Officer and then as a Vice President from 1999 to 2001. Before InterPro, Mr. Hasley worked for R&D Funding Corp, a venture capital subsidiary of Prudential Securities, from 1986 to 1998 where he held various positions including president of R&D Funding Corp and Senior Vice President of Prudential Securities. Mr. Hasley received a Masters degree from the Kellogg Graduate School of Management at Northwestern University and an AB degree from Kenyon College.

Peter Amirkhan has served as our Vice President of Sales since January 2006. Prior to assuming the position of Vice President of sales, Mr. Amirkhan held roles in a number of sales and sales management functions with us since November, 2002. Before joining us, Mr. Amirkhan served in various sales and sales management positions at Sanrise Corporation, a leading Storage Service Provider from August 2000 to January 2002. Before that, Mr. Amirkhan held business development positions at Network Appliance, Inc, a data storage company from July 1999 to August 2000. Before joining Network Appliance, from June 1998 to July 1999, Mr. Amirkhan served as a senior accountant for Clear Channel Communications, Inc., a media and entertainment company. Mr. Amirkhan received a B.S. degree from the University of Oregon.

Steve Daheb has served as our Senior Vice President of Marketing and Business Development since March 2007 and previously served as Vice President of Marketing since January 2005. Before joining us, from July 2003 to January 2005, Mr. Daheb held various marketing positions, most recently as Vice President of sales and marketing, for Tasman Networks, a networking company acquired by Nortel in February 2006. Before that, from October 2000 to July 2003, Mr. Daheb served in various marketing roles, focusing on product marketing and technical marketing, at Brocade Communications Systems, Inc., a storage solution provider. Prior to working at Brocade, from April 1999 to October 2000, Mr. Daheb held various positions in product marketing, including Vice President of product marketing, for Lucent Technologies, Inc.’s WAN Systems group, a part of Lucent’s InterNetworking Systems Division. Mr. Daheb received a J.D. from Santa Clara University School of Law and a B.A. from the University of California at Davis.

Carlo F. Garbagnati has served as our Vice President of Engineering since June, 2005, Vice President, Software Engineering from May 2002 to June 2005 and as Vice President, U.S. Engineering from May 2001 to May 2002. Prior to joining us, from August 1999 to May 2001, Mr. Garbagnati worked for SNAP Appliances, a division of Quantum Corporation, serving initially as Vice President, Software Engineering and later as Vice President, Engineering. From December 1994 to August 1999, he was Vice President, Software Engineering at Meridian Data, Inc., where he was one of the key architects of the Snap Server product. Prior to working for Meridian Data, Mr. Garbagnati held software engineering and management positions at Parallan Computer, Inc., where he was one of the founders, from 1988 to 1994, at Virtual Microsystems Inc., from 1987 to 1988, at Validec Inc., from 1984 to 1987, at Olivetti ATC from 1983 to 1984 and at Advanced Computer Communications LAN Center from 1982 to 1983. Mr. Garbagnati received an M.S.E.E. degree from Stanford University and a B.S.E.E. degree from Northrop University.

Robert A. Harvey has served as our Vice President of Operations, since September 2006. Prior to joining us, Mr. Harvey was Vice President and General Manager at Radiation Detection Company from February 2003 to August 2006. From July 2002 to January 2003, Mr. Harvey served as Vice President, Operations at Imperito Networks. Prior to working at Imperito Networks, Mr. Harvey was Senior Director at Palm, Inc. from 1997 to July 2002. At Palm, Mr. Harvey led the effort to build and operate a wireless internet service provider. Prior to Palm, he held manufacturing and operations positions at Apple Computer, including Director of New Product Operations for the server and mobile product divisions. Prior to his technology career, Mr. Harvey had a successful career in municipal government, most recently serving as Captain, Uniform Division, Palo Alto Police Division. Mr. Harvey holds a Masters of Public Administration from California State University, Hayward and a B.S. degree from the University of Santa Clara.

Christopher J. McBride has served as our Vice President of Global Services since February 2007. Prior to joining us, Mr. McBride served as a sales executive at Emulex Intelligent Network Products, a networking company, from May 2006 to February 2007. From August 2004 to May 2006, Mr. McBride also served as a senior sales executive at Aarohi Communications, a computer chip company purchased by Emulex in 2006. Before that, from October 1999 to July 2004, Mr. McBride served in various positions for McData corporation, an enterprise-level electronic storage company, including Vice President of sales—Americas. Prior to working for McData, Mr. McBride served in various sales and management positions from July 1995 to September 1999, at CompuCom Systems, Inc., a systems integrator for enterprise customers in the U.S. Prior to that, he served in various sales and management roles at IBM, a global IT systems and services company, from July 1987 to June 1995. Mr. McBride received an M.S. and a B.S. from Auburn University.

Directors

David I. Epstein has served as a director since May 2005. Mr. Epstein is a General Partner of Crosslink Capital, a venture capital firm, where he focuses on semiconductors and systems, and started in September 2001. Prior to working at Crosslink, Mr. Epstein was an independent consultant from 1999 to 2001, during which time he worked with Transmetta Corporation, several venture capital firms, and served as interim President and Chief Executive Officer for Adaptive RF, a fabless semiconductor company and XStream Logic, Inc, a network processor company. From 1996 to 1999, Mr. Epstein was a founding Chief Executive Officer of Raycer Graphics Incorporated, a 3D graphics processor company. Before that, Mr. Epstein was Vice President of engineering at NexGen, Inc, a microprocessor company, from 1990 to 1995. Mr. Epstein also served as Vice President of engineering at Kendall Square Research Corporation from 1987 to 1990 and held various engineering and management positions at Data General Corp from 1978 to 1987. Mr. Epstein received a B.S.E.E. and an M.S.E.E. degree from the University of Wisconsin and an M.B.A. from Boston University.

Peter R. Johnson has served as a director since November 2003. Since 1996 Mr. Johnson has served as CEO and Chairman of PRJ Holdings, Inc., an investment management company. He is currently also a director of Dillard’s, Inc. where he serves on the Audit Committee. Since 1988, Mr. Johnson has served as chief executive and chairman of the board of Credit Management Services, Inc., an enterprise software company focused on financial systems for retailers. From 1995-1999, Mr. Johnson served as Chairman of NSB Retail Systems PLC, a publicly held company in the United Kingdom. In 1984, Mr. Johnson founded Peter R. Johnson & Associates, Inc. (PRJ&), an enterprise software company that specialized in merchandising and related financial systems for medium to large-sized retailers. In 1988, PRJ& established QuickResponse Services, Inc. (QRS), a leader in electronic commerce. Mr. Johnson served as PRJ&’s Chairman and CEO from its inception through its acquisition in May 1993 and also served as QRS’ Chairman and CEO from its inception through 1993 and its Chairman through May 2002. In 1979, Mr. Johnson became the Chief Information Officer and general manager of the Myer Emporium Limited, a large retailer in Australia. In 1969, Mr. Johnson began his career with IBM following his graduation from Monash University in Melbourne, Australia where he earned a bachelor’s degree in Economics.

Paul S. Madera has served as a director since July 2003 when Meritech Capital led an investment into the Company. Mr. Madera currently serves as Managing Director of Meritech Capital Partners, a venture capital firm he co-founded in June 1999, where he focuses on investing in the storage, semiconductor and digital consumer sectors. Before Meritech Capital, Mr. Madera held various positions at Montgomery Securities/Banc of America over 1994 to 1999 including Managing Director and Head of the Private Equity Group. Prior to joining Montgomery, Mr. Madera was an investment banker with Morgan Stanley & Co. in New York and he started his career in the United States Air Force, where he held various positions including F-16 Instructor Pilot and Air Force liaison to the Senate and House Armed Services Committees. Mr. Madera received a B.S. from the United States Air Force Academy and an M.B.A. from the Stanford Graduate School of Business.

Gary Morgenthaler has served as a director since May 2006. Mr. Morgenthaler has served as General Partner of Morgenthaler Ventures since December 1989. He currently focuses on information technology investments. Mr. Morgenthaler was a co-founder and Chief Executive Officer of Illustra Information Technologies, Inc., where he also served as Chairman of the Board of Directors until the company was acquired by Informix in 1996. Mr. Morgenthaler serves on several private company boards, including Crossbow

Technology and Orb Networks. From 1980 until 1989, Mr. Morgenthaler co-founded and served as chief executive officer and chairman of the board of Ingres Corporation, a leading relational database software company. Before that, Mr. Morgenthaler served as a management consultant with McKinsey & Co. Mr. Morgenthaler received a B.A. degree from Harvard.

Alan Baratz has served as a board member since July 2007. Dr. Baratz serves as Senior Vice President of the Network Software and Systems Technology Group (NSSTG) at Cisco Systems Inc. From February 2005 through March 2007, Dr. Baratz was Chief Executive Officer and President at NeoPath Networks Inc., a private storage products company focused on file storage virtualization appliances. From July 2003 through January 2005 Dr. Baratz was Chief Executive Officer and President at Versata, Inc, a public enterprise software company focused on software development tools. From July 2000 until December 2002, Dr. Baratz was Chief Executive Officer and President of Zaplet, Inc., an enterprise software company focused on providing collaborative business process management solutions. From September 1999 until June 2000, Dr. Baratz served as Managing Director, E.M. Warburg, Pincus & Co., LLC, a private equity and venture capital firm, where he was instrumental in building a number of new technology companies. From January 1996 until August 1999, Dr. Baratz served as President of the Software Products and Platforms (JavaSoft) division at Sun Microsystems. Prior to working at Sun, Dr. Baratz was President and chief executive officer of Delphi Internet, the online business unit of Rupert Murdoch’s News Corporation and held numerous senior management positions at IBM in research, product development, and corporate strategy. Dr. Baratz holds both a master’s degree and a doctorate in computer science from the Massachusetts Institute of Technology, and received a bachelor’s degree from UCLA.

Duston M. Williams has served as a board member since October 2007 Mr. Williams has served as Infinera Corporation’s Chief Financial Officer since June 2006. From December 2004 to June 2006, Mr. Williams was Executive Vice President and Chief Financial Officer of Maxtor Corporation, an information storage solutions company. From July 2003 to November 2004, Mr. Williams served as Chief Financial Officer of Aruba Networks, Inc., a network infrastructure company. From July 2001 to February 2003, Mr. Williams served as Chief Financial Officer of Rhapsody Networks, Inc., a storage networking provider. Mr. Williams also spent 14 years at Western Digital, including four years as Chief Financial Officer. Mr. Williams holds a B.S. in Accounting from Bentley College and an M.B.A. from the University of Southern California.

Board Composition

Our board of directors currently consists of seven (7) members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. After completing this offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms, as follows:

•	Class I will consist of Messrs. Johnson, Morgenthaler and Williams, whose terms will expire at the annual meeting of stockholders to be held in 2008;

•	Class II will consist of Messrs. Madera and Epstein, whose terms will expire at the annual meeting of stockholders to be held in 2009; and

•	Class III will consist of Messrs. Baratz and Gustafson, whose terms will expire at the annual meeting of stockholders to be held in 2010.

When the term of a class of directors ends, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until his successor is elected and qualified, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the board of directors until the incumbent director’s term expires. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Therefore, classifying our board of directors could delay or prevent changes in control of management.

Board Committees

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board. Following this offering, current copies of each committee’s charter will be posted on the Corporate Governance section of our website, which is located at www.BlueArc.com.

Audit Committee

Our audit committee consists of Mr. Johnson, who is the committee chairman and Messrs. Morgenthaler, Madera and Williams, each of whom is a non-employee director of our board of directors. Our board of directors has determined that Messrs. Johnson and Williams are financial experts and has determined that each of the directors serving on our audit committee is independent within the meaning of the listing standards of the NASDAQ Global Market.

The functions of this committee include, among other things:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing our annual and quarterly consolidated financial statements and reports and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Both our independent auditors and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Mr. Madera, who is the committee chairman and Messrs Epstein and Morgenthaler, each of whom is a non-employee director of our board of directors. Our board of directors has determined that each of the directors serving on our compensation committee is independent within the meaning of the rules of the SEC and the listing standards of the NASDAQ Global Market. The functions of this committee include, among other things:

•	reviewing and approving annual base salaries and other compensation and terms of employment for our chief executive officer and other executive officers;

•	evaluating and recommending incentive compensation plans to our board of directors;

•	reviewing and approving corporate performance goals and objectives relevant to the compensation of our executive officers;

•	reviewing and approving the terms of any severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers;

•	establishing policies for equity compensation arrangements for all employees, and administering our equity incentive plans; and

•	recommending to our board of directors the type and amount of compensation to be paid or awarded to board members.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Baratz, who is the committee chairman and Messrs Morgenthaler and Johnson, each of whom is a non-employee director of our board of directors. Our board has determined that each member of our nominating and governance committee meets the requirements for independence under the current requirements of the NASDAQ Global Market.

The functions of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board; and

•	developing, reviewing and amending a set of corporate governance policies and principles.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, and we have also adopted a code of ethics for principal executives and senior financial officers.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Before establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Related Party Transactions

We have engaged in a number of transactions with members of our compensation committee and entities with which they are associated that are described more fully below.

Director Relationships

Some of our directors are affiliated with stockholders who hold greater than 5% of our outstanding capital stock as shown in the table below:

Director	Principal Stockholder
Paul Madera	Meritech Capital Partners
David Epstein	Crosslink Capital
Gary Morgenthaler	Morgenthaler Ventures

Since February 1, 2004, we issued shares of our preferred stock in private placements as follows:

•	6,391,447 shares of Series AA preferred stock at a price of $3.00 per share in May and September 2005 for aggregate gross proceeds of approximately $19.1 million pursuant to a recapitalization;

•	9,297,699 shares of Series BB preferred stock pursuant to a recapitalization;

•	310,019 shares of Series CC preferred stock pursuant to a recapitalization;

•	7,004,826 shares of Series DD preferred stock at a price of $4.14 per share in May and June 2006 for aggregate gross proceeds of approximately $29.0 million; and

•	789,980 shares of Series EE preferred stock at a price of $5.19 per share in November 2006 for aggregate gross proceeds of approximately $4.1 million.

The following table sets forth the names of our compensation committee members and entities with which they are associated that purchased Series AA, Series BB, Series CC, Series DD and Series EE preferred stock in these private placements:

Investor	Series AA preferred stock(1)		Series BB preferred stock(1)		Series CC preferred stock(2)		Series DD preferred stock(1)		Series EE preferred stock(1)
5% Stockholders
Funds affiliated with Meritech Capital Partners	2,516,955	(3)	4,500,000	(5)	24,998	(7)	1,081,374	(8)	—
Funds affiliated with Crosslink Capital	1,677,964	(4)	2,999,994	(6)	—		600,139	(9)	—
Funds affiliated with Morgenthaler Ventures	—		—		—		3,381,642	(10)	—

(1)	Upon completion of this offering, each share of outstanding Series AA, Series BB, Series DD and Series EE preferred stock will be convertible into one share of our common stock.
(2)	The number of shares of our common stock issuable upon conversion of the Series CC preferred stock will equal $60.00 divided by the initial price to the public. Using the price that is the midpoint of the filing range, $ , the Series CC preferred stock would convert into shares of our common stock upon a qualified IPO.
(3)	Represents 2,435,657 shares held by Meritech Capital Partners II, 62,672 shares held by Meritech Capital Affiliates II and 18,626 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Director of Meritech Capital Partners.
(4)	Represents 650,046 shares held by Crosslink Ventures IV, L.P., 604,404 shares held by Crosslink Crossover Fund IV, L.P., 230,384 shares held by Offshore Crosslink Omega Ventures IV, 115,611 shares held by Offshore Crosslink Crossover Fund III, 49,162 shares held by Omega Bayview IV, LLC and 28,357 shares held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.
(5)	Represents 4,354,650 shares held by Meritech Capital Partners II, 112,050 shares held by Meritech Capital Affiliates II and 33,300 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Director of Meritech Capital Partners.
(6)	Represents 1,162,200 shares held by Crosslink Ventures IV, L.P., 1,080,598 shares held by Crosslink Crossover Fund III, 411,900 shares held by Offshore Crosslink Omega Ventures IV, 206,699 shares held by Offshore Crosslink Crossover Fund III, 87,898 shares held by Omega Bayview IV, LLC and 50,699 shares held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.
(7)	Represents 24,192 shares held by Meritech Capital Partners II, 622 shares held by Meritech Capital Affiliates II and 184 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Partner of Meritech Capital Partners.
(8)	Represents 1,046,446 shares held by Meritech Capital Partners II, 26,926 shares held by Meritech Capital Affiliates II and 8,002 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Director of Meritech Capital Partners.
(9)	Represents 232,495 shares held by Crosslink Ventures IV, L.P., 216,171 shares held by Crosslink Crossover Fund IV, L.P., 82,399 shares held by Offshore Crosslink Omega Ventures IV, 41,349 shares held by Offshore Crosslink Crossover Fund III, 17,583 shares held by Omega Bayview IV, LLC and 10,142 shares held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.
(10)	Represents 3,381,642 shares held by Morgenthaler Partners VIII, L.P.

On February 28, 2006, we agreed to issue up to approximately $6.4 million in convertible promissory notes, or Notes, and warrants, or Warrants, to purchase shares of our Series DD preferred stock or, if we did not issue any shares of its Series DD preferred stock in a qualified financing on or before June 1, 2006, Series AA preferred stock. Each Warrant entitled its holder to exercise and purchase shares of our securities as follows: (i) if we consummated a qualified financing on or before June 1, 2006, the number of shares exercisable was equal to 10% of the principal amount of the Note purchased by such holder or (ii) if we did not consummate a qualified financing on or before June 1, 2006, the number of shares exercisable was equal to 15% of the principal amount of the Note purchased by such holder. Pursuant to the Series DD preferred stock financing, all outstanding principal amounts of the Notes were converted into shares of our Series DD preferred stock at conversion price of $4.14 per share and all Warrants issued pursuant to the financing were cancelled by mutual agreement.

The following table sets forth the names of our compensation committee members and entities with which they are associated that purchased the Notes, which were converted into shares of our Series DD preferred stock, and Warrants, which were cancelled:

Investor	Notes($)(1)
5% Stockholders
Funds affiliated with Meritech Capital Partners	2,846,386	(2)
Funds affiliated with Crosslink Capital	1,897,584	(3)

(1)	Pursuant to the Series DD preferred stock financing, all outstanding principal amounts of the Notes were converted into shares of our Series DD preferred stock at conversion price of $4.14 per share and all Warrants issued pursuant to the Note and Warrant financing were cancelled by mutual agreement.
(2)	Represents $2,754,447 Notes held by Meritech Capital Partners II, $70,875 Notes held by Meritech Capital Affiliates II and $21,064 Notes held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Partner of Meritech Capital Partners.
(3)	Represents $735,127 Notes held by Crosslink Ventures IV, L.P., $683,511 Notes held by Crosslink Crossover Fund IV, $260,538 Notes held by Offshore Crosslink Omega Ventures IV, $130,743 Notes held by Offshore Crosslink Crossover Fund III, $55,597 Notes held by Omega Bayview IV, LLC and $32,068 Notes held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.

Non-Employee Director Compensation

During fiscal 2007, our directors did not receive cash compensation for their services as directors.

During fiscal 2008, our directors did not receive cash compensation for their services as directors. However, our two non-employee directors who are not significant shareholders and who are not affiliated with a significant stockholder of ours received initial stock option awards to purchase shares of common stock. Dr. Baratz received an award of 46,800 shares upon his becoming a member of our board of directors and Mr. Williams received an award of 62,730 upon his becoming a member of our board of directors. Each of these initial option awards will become exercisable for the shares in 48 equal monthly installments.

The following table provides information for fiscal year 2007 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director for some part or all of fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David I. Epstein	—	—	—	—	—	—	—
Peter R. Johnson	—	—	835(2)	—	—	—	835
Paul S. Madera	—	—	—	—	—	—	—
Gary Morgenthaler	—	—	—	—	—	—	—
Alan Baratz(3)	—	—	—	—	—	—	—
Duston M. Williams(4)	—	—	—	—	—	—	—
Gianluca Rattazzi	—	—	—	—	—	—	—
Rod Canion	—	—	—	—	—	—	—

(1)	No options were granted to directors in fiscal year 2007 as of January 31, 2007. Peter Johnson had options outstanding to purchase 1,250 shares. No other directors had any options outstanding.
(2)	This amount represents stock-based compensation expense for fiscal year 2007 for the respective directors’ option grants calculated using the modified prospective transition method under SFAS No. 123R. Option was granted in November 2003, 1/4 of shares subject to the option vest one year following the vesting commencement date and 1/48th the total number of shares subject to the option vest monthly thereafter.
(3)	Dr. Baratz was named to our Board of Directors in July 2007.
(4)	Mr. Williams was named to our Board of Directors in October 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Process Overview

Our compensation committee discharges the board of directors’ responsibilities relating to compensation of all our executive officers. The responsibilities and primary functions of the compensation committee, or Committee, are discussed above under the heading “Compensation Committee.”

The agenda for meetings is determined by the chair of the Committee with the assistance of certain employees who attend Committee meetings. Committee meetings are regularly attended by one or more of our chief executive officer (CEO), our chief financial officer and our director of human resources. Our CEO supports the Committee in its work by providing information relating to our financial plans and performance assessments of our officers. Our CEO, as the manager of the members of the executive team, assesses our officers’ contributions to corporate goals as well as achievement of their individual goals and makes a recommendation to the Committee with respect to any changes in compensation for each member of the executive team, other than himself. The Committee meets to evaluate, discuss and modify or approve these recommendations and to conduct a similar evaluation of the CEO’s contributions to corporate goals and achievement of individual goals. The Committee also has the authority under its charter to engage the services of outside advisors, experts and others for assistance. The Committee’s chair reports the Committee’s determinations and recommendations on compensation to the board of directors.

Compensation Philosophy and Objectives

One of the Committee’s principal objectives is to assess compensation levels and determine compensation in light of the following key factors: corporate performance, principally financial targets; individual performance; and the competitive market for talent. The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals with the ultimate objective of improving stockholder value. The Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies.

The Committee believes that the executive compensation packages we provide to our executive officers, including our named executive officers (as defined under the heading “Summary Compensation Table”), should be weighted in favor of at-risk compensation incentives designed to reward performance. To that end, the total compensation package of each executive officer includes base salary, an annual performance-based incentive component and a long-term equity incentive component. The annual performance-based incentive components include both cash and equity components linked to specific pre-established, objective, corporate performance measures. The long-term equity component, in the form of an initial stock option grant upon the officer’s commencement of employment, links compensation to the long-term performance of the price of the our common stock. The Committee believes that both the short-term and long-term equity components align our executives’ interests with those of our stockholders.

The Committee applies its judgment in determining the relative allocation of each compensation element based on a targeted compensation package for each executive officer comparable to similarly situated executives at other private, late-stage companies in our industry and our geographic area. Factors affecting the Committee’s judgments also include performance compared to strategic goals established for each individual at the beginning of the year, the nature and scope of the executive’s responsibilities and the individual’s effectiveness in leading our initiatives to achieve corporate goals.

Except as described below, the Committee has not adopted any formal policies or guidelines for allocating compensation between cash and non-cash compensation, or between short and long-term components of equity incentive compensation. However, our philosophy is to make a greater percentage of an officer’s compensation performance-based, using both cash and equity components. As a reflection of the Committee’s pay-for-performance philosophy, base salary levels for our executive officers are targeted at the 50th percentile of the applicable comparative market while total overall compensation is targeted between the 50th and 75th percentile. All but two of our officers fall within these guidelines. The Company has determined that our Chief Technology Officer and the Senior Vice President of Marketing and Business Development are critical to the Company’s success, have each provided a high level of performance, and for these reasons as well as due to compensation pressures and negotiations, their compensation falls above the 75th percentile. Beginning in fiscal year 2007, our officers have participated in an annual performance-based incentive program, described below, that includes both cash and equity components. Given our stage of growth, the equity component was a significant component of the annual performance-based program in fiscal year 2007, but the cash component is expected to become more significant in future years.

Principal Elements of Executive Compensation

For the fiscal year 2007, the principal components of compensation for our executive officers were:

•	Base salary;

•	Performance-based cash incentive compensation; and

•	Long-term equity incentive compensation.

The compensation committee reviews and approves the level, structure and implementation of these principal components of compensation for our executive officers.

The following subsections describe each element or component of our executive officer compensation program, how we determine the amount to pay regarding each component and how each component fits into our overall compensation objectives and affects decisions regarding other components.

Competitive Market Review for Fiscal 2007 and Fiscal 2008

The market for experienced management is highly competitive in the technology industry. We seek to attract and retain the most highly qualified executives to manage each of our business functions, and we face substantial competition in recruiting and retaining management from companies ranging from large and established technology companies to entrepreneurial early-stage companies. We expect competition for appropriate technical, commercial and management skills to remain strong for the foreseeable future.

In making its executive compensation determination for fiscal 2007, our compensation committee relied on data from the following Salary surveys to compare our compensation levels to the markets in which we compete for executives:

•

Radford High Technology Industry Report by Aon Consulting. We reviewed and considered compensation data for Northern California companies with revenue under $200 million. These Northern California companies were part of a national survey of executive compensation levels and practices covering a broad range of positions, which is prepared annually by Aon Consulting. The Radford survey provides information on base salary and target total cash compensation for specific positions and delineates its data based on quartiles.

•

VentureOne CompensationPro. We also reviewed and considered compensation data for later-stage private technology companies in Northern California. This semi-annual compensation survey benchmarks 135 positions at 700 private companies nationwide. This DowJones survey provides similar quartile information to Radford with respect to cash compensation and includes additional information on the level of equity incentives.

Base Salary.

The base salaries of our CEO and our other executive officers reflect the scope of their respective responsibilities, seniority and competitive market factors. Salary adjustments are determined by the compensation committee and are typically based on competitive conditions, our overall financial results, our budget requirements, and individual performance.

In fiscal year 2007, the Committee analyzed the base salary of each executive officer using data from multiple independent executive compensation surveys, including the Radford Executive Compensation Survey showing data for private companies in Northern California with less than $200 million in revenue, the VentureOne CompensationPro Survey showing data for later-stage private technology companies in Northern California. Our compensation committee believes that competition for experienced executive management in the technology industry has been and will for the foreseeable future continue to be intense.

The Committee’s philosophy is to set guidelines which targets executive officers’ base salary and total overall compensation at between the 50th and 75th percentile of the applicable comparative market. All but two of our officers fall within these guidelines. The company has determined that the Chief Technology Officer and the Senior Vice President of Marketing and Business Development are critical to the company’s success, have each provided a high level of performance, and for these reasons as well as due to compensation pressures and negotiations, their compensation falls above the 75th percentile.

Our compensation committee reviews data and makes executive compensation decisions on an annual basis. In connection with that process, executive officers and the chief executive officer work together to establish respective department goals and financial objectives for the then current fiscal year. The chief executive officer then compiles the information submitted and provides it, along with information relating to his own personal goals and objectives, to the compensation committee for review. The compensation committee including the chief executive officer with respect to all other officers, and excluding the chief executive officer with respect to discussions of his own compensation, reviews, considers, and may amend the terms and conditions proposed by management.

While base salaries and new survey data are reviewed by the Committee annually, the Committee generally considers an adjustment to salary for an executive officer only:

•	When the survey data demonstrates a significant deviation from the market;

•	To recognize outstanding individual performance over the prior year; or

•	To recognize an increase in responsibilities over the prior year.

Even when one of the above circumstances exists, a salary adjustment is not automatic.

The average salary adjustment for our executive officers as a group in fiscal year 2008 was 2.5% over the officer’s base salary in fiscal year 2007.

Performance-Based Incentive Compensation.

Beginning in fiscal year 2007, our performance-based cash and equity incentive program has been tied to both achievement of an executive officer’s individual goals and the achievement of certain financial and other corporate objectives by us. Such goals are approved by the Committee and communicated to the executive management team at the beginning of the fiscal year.

2007 Performance-Based Plans.

The Fiscal Year 2007 Management Challenge Plan was a performance-based cash and equity incentive program developed for the following purposes:

•	To support achievement of our key business goals and strategies;

•	To attract, retain and motivate well-qualified management personnel;

•	To reward high performing individuals and teams; and

•	To encourage a collaborative, results-oriented management team environment.

Certain key management personnel were eligible to participate in the Fiscal Year 2007 Management Challenge Plan, including the CEO, executive officers and certain other members of the management team. The program was funded only upon the successful achievement of annual corporate goals determined jointly by our CEO and board of directors. The compensation committee reviews and approves the structure and implementation of the Management Challenge Plan and at their discretion may increase or decrease the size of the awards.

The compensation committee and board of directors established performance targets based primarily on financial targets including achieving a minimum of $41.2 million in revenues and predicated on meeting other subjective and financial metrics such as target gross margin, target contribution margin and target operating expense.

The compensation committee set these targets at levels moderately in excess of the operating plan for fiscal 2007 approved by our board of directors as an incentive for superior performance. In establishing the targets, the compensation committee considered management’s historic performance relative to prior operating plans as well as the committee’s view of the prospects for our business in fiscal 2007. As a result of its review, the committee believed the targets identified were attainable but acknowledged they required substantial management attention and growth in our revenues during fiscal 2007. Under the fiscal 2007 plan, eligible employees were eligible to receive a target cash bonus equal to a percentage of their applicable base salary, as follows: director employees, from 10% to 20%; executive officers other than the chief executive officer, 28%, and our chief executive officer, 42%. The compensation committee determined the applicable bonus targets for fiscal 2007 based principally on the impact of bonus payments on our operating results and based on these factors concluded that these bonus targets were appropriate and within our operating budget for fiscal 2007.

The compensation committee reviewed the Company’s achievements against performance targets and used its discretion when approving cash and equity incentive awards under the Management Challenge Plan.

In addition, payment of the cash and equity components of the CEO’s award were contingent on the CEO meeting individual goals that were established by mutual agreement between the CEO and the Committee and ratified by the Board of Directors. Payment of the cash and equity components of an award were contingent on an executive officer’s meeting individual goals that were established by mutual agreement between each of the executive officers and the chief executive officer. Individual goals are tailored for each executive and include such goals as revenue achievement, demand generation, development of corporate partnerships, new customer growth, long-term product strategy, short-term product deliverables and key operating metrics including inventory control, cost of goods and customer satisfaction.

At the start of the fiscal year, the Committee approved the terms of the Fiscal Year 2007 Management Challenge Plan and approved both a 2007 cash pool and an equity pool for option grants to fund the Fiscal Year 2007 Management Challenge Plan at full achievement of corporate goals. Individual target bonus percentages were determined based on role, responsibility and total compensation. Individual target cash bonuses were calculated using a percent of base salary pro-rated by the approved bonus pools. Guidelines for individual target option bonuses were set by the Compensation Committee. Given the potential for long term appreciation of our stock price, the Committee believed the equity component to be a more significant component of the annual performance-based program in fiscal year 2007. See the “Grants of Plan-Based Awards” table for a description of target bonus payouts for named executive officers.

The cash component of the program was not funded and the equity component was not made available until achievement of $41.2 million of revenue, assuming the company operated within the board approved operating plan. At this minimum threshold, the cash and equity portions of the plan were funded at 50% of the targeted pools and the pools were funded at up to 150% of the targeted pools upon the Company achieving 110% of the defined objectives.

Mr. Daheb, our Vice President of Marketing and Business Development in fiscal year 2007, also participated in the Fiscal Year 2007 Business Development Challenge Plan. Plan objectives and payouts were tied to engagement of a strategic channel partner and channel partner revenues. Other company employees were eligible to receive discretionary performance awards under the plan.

The CEO may reduce, modify or withhold bonus amounts of all incentive bonus plans in accordance with the terms of the plans.

Mr. Amirkhan, our Vice President of Sales, did not participate in the performance-based cash and equity incentive programs described above. Instead, he participated in an annual sales compensation plan that was structured in a manner similar to the commission-based compensation program in place for our sales group, of which he is the head. Commission earnings were tied to corporate revenues and gross margin.

2008 Performance-Based Plans.

The Fiscal Year 2008 Management Challenge Plan is a performance-based cash and equity incentive program once again developed for the following purposes:

•	To support achievement of our key business goals and strategies;

•	To attract, retain and motivate well-qualified management personnel;

•	To reward high performing individuals and teams; and

•	To encourage a collaborative, results-oriented management team environment.

The program is funded only upon the successful achievement of annual corporate goals determined jointly by our CEO and board of directors. The corporate goals are based on specific financial targets including revenue, gross margin, and operating expense.

The compensation committee and board of directors established performance targets relating to total revenue, gross margin and operating expense. The compensation committee set these targets at levels moderately in excess of the operating plan for fiscal 2008 approved by our board of directors as an incentive for superior performance. In establishing the targets, the compensation committee considered management’s historic performance relative to prior operating plans as well as the committee’s view of the prospects for our business in fiscal 2008. As a result of its review, the committee believes the targets identified are attainable but acknowledges they will require substantial management attention and growth in our revenues during fiscal 2008. Under the fiscal 2008 plan, eligible employees are eligible to receive a target cash bonus equal to a percentage of their applicable base salary, as follows: director employees, from 10% to 20%; executive officers other than the chief executive officer, 28%, and our chief executive officer, 42%. The compensation committee determined the applicable bonus targets for fiscal 2008 based principally on the impact of bonus payments on our operating results and based on these factors concluded that these bonus targets were appropriate and within our operating budget for fiscal 2008.

The compensation committee maintains discretion to provide for cash and equity incentive awards under the Management Challenge Plan in excess of the target base salary percentages if we exceed the established financial performance targets. The compensation committee reviews and approves the structure and implementation of the Management Challenge Plan and at their discretion may increase or decrease the size of the awards.

In addition, payment of both cash and equity components of an award are contingent on an executive officer’s meeting individual goals that were established by mutual agreement between each of the executive officers and the chief executive officer. Individual goals are tailored for each executive and include such goals as revenue achievement, demand generation, development of corporate partnerships, new customer growth, long-term product strategy, short-term product deliverables and key operating metrics including inventory control, cost of goods and customer satisfaction.

At the start of the fiscal year, the Committee approved the terms of the Fiscal Year 2008 Management Challenge Plan and approved both a 2008 cash pool and an equity pool for option grants to fund the Fiscal Year 2008 Management Challenge Plan at full achievement of corporate goals. Individual target bonus percentages were determined based on role, responsibility and total compensation. Individual target cash bonuses were calculated using a percent of base salary pro-rated by the approved bonus pools. Guidelines for individual target option bonuses are set by the Compensation Committee. The equity component is a less significant component of the annual performance-based program in fiscal year 2008 than in fiscal year 2007. See the “Grants of Plan-Based Awards” table for a description of target bonus payouts for named executive officers.

The cash component of the program will not be funded and the equity component of the program will not be made available until achievement of a minimum threshold attainment of the corporate objectives,. The cash and equity portions of the plan are funded at 50% of the targeted pools upon the Company meeting 90% of the defined corporate objectives at 150% of the targeted pools upon the Company meeting 110% of the defined objectives and linearly at achievement levels between 90% and 110% achievement. Below 90% achievement there is no formulaic funding of the pools and hence, no required bonus payout.

Mr. Daheb also participates in the Fiscal Year 2008 Business Development Challenge Plan. Plan objectives and payouts are tied to achievement of channel partner revenue.

The CEO may reduce, modify or withhold bonus amounts of all incentive bonus plans in accordance with the terms of the plans.

Mr. Amirkhan does not participate in the performance-based cash and equity incentive programs described above. Instead, he participates in an annual sales compensation plan that is structured in a manner similar to the commission-based compensation program in place for our sales group, of which he is the head. Commission earnings are tied to corporate revenues and gross margin.

Long-Term Equity Incentive Compensation.

Generally, a significant stock option grant is made when an executive officer commences employment or is promoted to the position. This grant is made within our written guidelines for new-hire grants, consistent with the executive’s position. The guidelines were developed based on our historical practices as well as private and public company executive compensation data including proportionate share ownership of executive officers in comparable positions to our own executives in relation to total shares outstanding. The size of each grant is generally set at a level that the Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the grant guidelines, the individual’s position with us, the stage of our growth when the individual joins us and the individual’s potential for future responsibility and promotion. The relative weight given to each of these factors will vary from individual to individual at the Committee’s discretion. Adjustments may be made as the Committee deems reasonable to attract candidates in the competitive environment in which we operate.

Subsequent option grants may be made at varying times, in varying amounts and with varying vesting schedules at the discretion of the Committee. Historically, there have not been annual grants to all officers with the exception of annual performance based awards as described above and the grants described in the paragraph immediately below.

For option grants to our named executive officers, see the “Summary Compensation” and “Outstanding Equity Awards at Fiscal Year-End” tables below.

Under our 2000 Stock Plan, most option grants have vesting schedules that ensure a meaningful incentive for the executive to maintain employment with us. Generally, option grants made upon commencement of employment vest 25% of the shares after one year of service and 1/48th of the shares each month thereafter. Accordingly, the option provides a return to the employee only if he or she remains in our employ and then only if the market price of our common stock appreciates over the option term. Most subsequent option grants have the same standard vesting schedule.

Until the effective date of this offering, options granted under our 2000 Stock Plan, whether vested or unvested, generally were immediately exercisable for all of the underlying option shares. Unvested shares acquired upon the exercise of an option prior to vesting are subject to repurchase by us at the exercise price upon termination of the optionee’s service for any reason.

Grant Timing and Price

Each of our executive officers received an initial option grant soon after beginning employment. The size of the initial option grant to our executive officers was based primarily on benchmarking total compensation to executive compensation surveys including Radford Private Company compensation survey and VentureOne Compensation Pro survey. When an executive officer is hired, an option grant will generally be made at the first regularly scheduled meeting of the Committee and the Board after the executive officer commences employment. Historically, the exercise price of stock options has been equal to the fair market valuation of our common stock, as determined and approved by the Board based upon multiple factors, including the analysis performed by Cerian Technology Ventures, LLC, an independent third party. After this offering, the exercise price of stock options will be set based upon the closing price of our common stock on the effective date of the grant.

Except for a restricted stock purchase award to Mr. Gustafson in April 2006, we have not awarded shares of restricted stock to our executive officers. The purchase price for these restricted shares was equal to the valuation approved by the Board. The Committee may make restricted stock grants in the future.

Perquisites

Historically, we have not provided special benefits or other perquisites to any of our executive officers. However, effective fiscal year 2008, the executive officers were eligible to receive a supplemental long term disability insurance program benefit not available to other employees.

Post-Termination Protection

We have issued offer letters to our named executive officers when each was recruited for or promoted to his or her current position. Our CEO’s offer letter provides that if we terminate his employment for any reason other than “cause,” he will be entitled to receive a severance payment equal to three months of his then current base salary. In addition, each offer letter provides for accelerated vesting of equity and certain cash severance benefits in the event that we are subject to a change of control and the named executive officer’s employment terminates for specified reasons. The program requires a “double trigger,” or a change in control followed by an involuntary loss of employment. This is consistent with the purpose of the program which is to provide covered individuals with protection upon loss of employment following a change in control. The program is intended to align executive and shareholder interests by enabling officers to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the officer’s own employment.

See “Offer Letters” below for a summary of the offer letters to each of our named executive officers. The terms of each offer letter reflect arm’s length negotiations between us and the named executive officer. However, the terms of certain named executive officers may have changed since the execution of such offer letter.

CEO Compensation

The Committee bases its compensation decisions for our CEO on its assessment of our performance and his performance based on objectives discussed and agreed between the Board and Mr. Gustafson at the beginning of each fiscal year. Mr. Gustafson’s compensation includes base salary, cash incentive pay and equity components. Our Committee determines the amount of our CEO’s compensation and the allocation of cash and stock components using methods consistent with those used for other officers described above. The Committee determines our CEO’s compensation and assesses his performance on an annual basis.

Stock Ownership Guidelines

We currently do not require our directors or executive officers to own a particular amount of our common stock. The Committee is satisfied that stock and option holdings among our directors and executive officers are sufficient at this time to provide motivation and to align this group’s interests with those of our stockholders.

Health and Welfare Benefits

For years prior to fiscal year 2008, our executive officers received the same health and welfare benefits offered to other employees including medical, dental, vision, life, accidental death and dismemberment, disability and holiday pay. The same contribution amounts, percentages and plan design provisions are applicable to all employees. Effective fiscal year 2008, the executive officers were eligible to receive a supplemental long term disability insurance program benefit not available to other employees.

Retirement Program

The executive officers may participate in the same tax-qualified, employee-funded 401(k) plan offered to all our other employees. We currently have no Supplemental Executive Retirement Plan, or SERP, obligations. We do not have any defined benefit retirement plans.

Tax and Accounting Treatment of Compensation

In our review and establishment of compensation programs and payments, we consider, but do not place great emphasis on, the anticipated accounting and tax treatment of our compensation programs and payments by us or our executive officers. While we may consider accounting and tax treatment, these factors alone are not dispositive. Among other factors that receive greater consideration are the net costs to us and our ability to effectively administer executive compensation in the short and long-term interests of stockholders under a proposed compensation arrangement.

In general, we have determined that we will not necessarily seek to limit executive compensation that is deductible under Section 162(m) of the Code. Section 162(m) of the Internal Revenue Code places a limit of $1.0 million on the amount of compensation that we may deduct in any one year with respect to each of our CEO and the three most highly paid officers other than the CEO and CFO. We monitor whether it might be in our best interest to comply with Section 162(m), but reserve the right to award future compensation which would not comply with the Section 162(m) requirements for non-deductibility if the Committee concludes that it is in our best interest to do so. We seek to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals and therefore the Committee has not adopted a policy requiring all compensation to be deductible. The Committee will continue to assess the impact of Section 162(m) on its compensation practices and determine what further action, if any, is appropriate.

We account for equity compensation paid to our employees under the rules of Financial Accounting Standard No. 123R, or SFAS No. 123R, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

We intend that our plans, arrangements and agreements will be structured and administered in a manner that complies with the requirements of Section 409A of the Code. Participation in, and compensation paid under our plans, arrangements and agreements may, in certain instances, result in the deferral of compensation that is subject to the requirements of Section 409A. If our plans, arrangements and agreements as administered fail to meet certain requirements under Section 409A, compensation earned there under may be subject to immediate taxation and tax penalties.

Summary

The Committee believes that our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns employee’s interests with those of our stockholders. The Committee believes that the compensation of our officers is both appropriate and responsive to the goal of improving stockholder value. The Committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this registration statement for filing with the SEC.

Executive Compensation

The following table presents compensation information for our fiscal year ended January 31, 2007 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)	Stock Awards ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
Michael Gustafson President and Chief Executive Officer	2007	266,868		—	2,346	41,620	113,045	(3)	—	423,879
Shmuel Shottan Chief Technology Officer	2007	220,155		—	—	8,482	54,810	(3)	—	283,447
Michael Hasley Chief Financial Officer	2007	190,070		—	—	18,482	56,194	(4)	—	264,746
Peter Amirkhan Vice President of Sales	2007	385,061	(5)	—	—	13,096	—		—	398,157
Steve Daheb Vice President of Marketing	2007	200,029		—	—	10,580	78,694	(6)	—	289,303

(1)	The amounts in this column include payments in respect of accrued vacation, holidays and sick days.
(2)	These amounts represent stock-based compensation expense for fiscal year 2007 for the respective executives’ option grants calculated using the modified prospective transition method under SFAS No. 123R.
(3)	Granted pursuant to our Fiscal Year 2007 Management Challenge Plan. The non-equity incentive reward was earned in fiscal year 2007 but paid in fiscal year 2008. For a description of the applicable non-equity incentive targets for each named executive officer, refer to “Compensation Discussion and Analysis—Compensation Philosophy and Objectives—2007 Performance-Based Plans” section above.
(4)	$7,500 was earned and paid in fiscal year 2007 pursuant to the Fiscal Year 2007 Business Development Challenge Plan as a discretionary bonus. $48,694 was earned in fiscal year 2007 and paid in fiscal year 2008 pursuant to the Fiscal Year 2007 Management Challenge Plan. For a description of the applicable non-equity incentive targets for each named executive officer, refer to “Compensation Discussion and Analysis—Compensation Philosophy and Objectives—2007 Performance-Based Plans” section above.
(5)	Includes sales commissions in the amount of $210,039.
(6)	$30,000 was granted pursuant to the Fiscal Year 2007 Business Development Challenge Plan. $48,694 was granted pursuant to our Fiscal Year 2007 Management Challenge Plan.

Grants of Plan-Based Awards

Plan-based awards include awards earned under our equity incentive plan, and awards granted under our 2000 Stock Option Plan. The exercise price per share of each option granted to our named executive officers was as determined in good faith by our board of directors to be equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. All options were granted under our 2000 Stock Plan.

In fiscal year 2007, the compensation committee also approved stock option grants during a corporate financing to ensure that the Company remained competitive in its industry and to retain its senior management team. These option grants were also utilized to remain competitive in the marketplace based on compensation surveys and benchmarking salaries paid by a peer group of companies for similar positions.

The following table presents information concerning grants of plan-based awards to each of the named executive officers during the fiscal year ended January 31, 2007.

	Grant Date		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)(1)
Name			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Michael Gustafson	03/15/07	(2)	56,675	113,351	164,629	18,892	37,784	38,143	—				—	—
	08/09/06		—	—	—	—	—	—	—		449,803		0.18	319,360
	04/11/06		—	—	—	—	—	—	47,676	(3)	—		—	—
Shmuel Shottan	03/15/07	(4)	27,479	54,958	79,820	9,160	18,319	18,494	—		—		—	—
	01/25/07		—	—	—	—	—	—			500		1.70	705
	08/09/06		—	—	—	—	—	—			57,936		0.18	41,135
Michael Hasley	03/15/07	(5)	26,105	52,210	75,829	8,702	17,403	17,569	—		—		—	—
	12/14/06	(6)	—	7,500	—	—	—	—			—		—	—
	05/22/06		—	—	—	—	—	—			89,727		0.18	63,706
	02/01/06		—	—	—	—	—	—			185,000		0.05	51,800
Peter Amirkhan	05/22/07		—	—	—	—	—	—	—		15,000	(7)	2.28	34,200
	08/09/06		—	—	—	—	—	—			74,484		0.18	52,884
	02/01/06		—	—	—	—	—	—			110,000		0.05	30,800
Steve Daheb	03/15/07	(8)	27,479	54,958	79,820	9,160	18,319	18,494	—		—		—	—
	12/04/06	(9)	—	30,000	—	—	—	—			—		—	—
	08/09/06		—	—	—	—	—	—			89,727		0.18	63,706

(1)	The amount was computed in accordance with SFAS No. 123R.
(2)	The actual non-equity award was $113,045 and is reflected in the “Summary Compensation” table. An option award for 37,094 shares was granted on March 15, 2007 and is reflected in the “Summary Compensation” table. Both awards were granted pursuant to our Fiscal Year 2007 Management Challenge Plan which is discussed in the “Compensation Discussion and Analysis—Compensation Philosophy and Objectives—2007 Performance-Based Plans” section above.
(3)	The shares were purchased at price equal to the then fair market value of our common stock, as determined by the Board, for an aggregate purchase price of $2,383.80. The grant of restricted stock is subject to a right of repurchase on behalf of us at the original purchase price. 1/48th of the shares subject to the grant vest and are released from our repurchase right each month following the date of grant.
(4)	The actual non-equity award was $48,694 and is reflected in the “Summary Compensation” table. An option award for 18,485 shares was granted on March 15, 2007 and is reflected in the “Summary Compensation” table. Both awards were granted pursuant to our Fiscal Year 2007 Management Challenge Plan which is discussed in the “Compensation Discussion and Analysis—Compensation Philosophy and Objectives—2007 Performance-Based Plans” section above.
(5)	The actual non-equity award was $56,194 and is reflected in the “Summary Compensation” table. An option award for 17,086 shares was granted on March 15, 2007 and is reflected in the “Summary Compensation” table. Both awards were granted pursuant to our Fiscal Year 2007 Management Challenge Plan which is discussed in the “Compensation Discussion and Analysis—Compensation Philosophy and Objectives—2007 Performance-Based Plans” section above.
(6)	$7,500 was earned and paid in fiscal year 2007 pursuant to the Fiscal Year 2007 Business Development Challenge Plan as a discretionary bonus and is reflected in the “Summary Compensation” table.
(7)	Earned in fiscal year 2007 but granted in fiscal year 2008.
(8)

The actual non-equity award was $48,694 and is reflected in the “Summary Compensation” table. An option award for 16,231 shares was granted on March 15, 2007 and is reflected in the “Summary Compensation” table. Both awards were granted pursuant to our Fiscal

Year 2007 Management Challenge Plan which is discussed in the “Compensation Discussion and Analysis—Compensation Philosophy and Objectives—2007 Performance-Based Plans” section above.
(9)	$30,000 was granted pursuant to the Fiscal Year 2007 Business Development Challenge Plan and is reflected in the “Summary Compensation” table.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended January 31, 2007, including the value of the stock awards.

	Option Awards						Stock Awards
Name	A Number of Securities Underlying Unexercised Options (#) Exercisable(1)	B Number of Securities Underlying Unexercised Options (#) Unvested(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)(15)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael Gustafson
	10,625	3,763	—	20.00	06/14/2014	(3)	—		—	—	—
	449,803	449,803	—	0.18	08/09/2016	(4)	—		—	—	—
			—				38,737	(16)	65,853	—	—
							375,627	(17)	638,566	—	—

Shmuel Shottan
	23	2	—	1,100.00	05/28/2013	(4)	—		—	—	—
	6,250	0	—	20.00	08/29/2013	(5)	—		—	—	—
	231,250	46,250	—	0.03	07/26/2015	(6)	—		—	—	—
	57,936	57,936	—	0.18	08/09/2016	(4)	—		—	—	—
	500	500	—	1.70	01/25/2017	(7)	—		—	—	—

Michael Hasley
	89,727	89,727	—	0.18	08/09/2016	(4)	—		—	—	—
							131,042	(18)	222,771	—	—

Peter Amirkhan
	2	0	—	4,400.00	01/14/2013	(8)	—		—	—	—
	250	21	—	20.00	08/29/2013	(9)	—		—	—	—
	25	9	—	20.00	05/11/2014	(10)	—		—	—	—
	75	35	—	20.00	11/10/2014	(11)	—		—	—	—
	125	63	—	20.00	01/25/2015	(12)	—		—	—	—
	74,484	74,484	—	0.18	08/09/2016	(4)	—		—	—	—
							80,209	(19)	136,355	—	—
							13,788	(20)	23,439	—	—
							24,063	(21)	40,907	—	—

Steve Daheb
	5,000	2,500	—	20.00	01/25/2015	(13)	—		—	—	—
	185,000	104,566	—	0.03	07/26/2015	(14)	—		—	—	—
	89,727	89,727	—	0.18	08/09/2016	(4)	—		—	—	—

(1)	The Company permits early exercise of unvested options; therefore, this column reflects all vested and unvested shares subject to the options. Any unvested shares subject to the options that are exercised under the early exercise program will be subject to the Company’s right of repurchase which will lapse in the same manner in which the options would have vested.
(2)	This column reflects unvested options that may be exercised but will be subject to a right of repurchase by us following such exercise.
(3)	1/4 of the shares subject to the option vest one year following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.
(4)	1/4 of the shares subject to the option vest one year following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.
(5)	1,618 shares vesting on the grant date and 129 shares vesting monthly beginning one month following the vesting commencement date.
(6)	9,250 of the shares subject to the option vest over 25 months beginning one month following the vesting commencement date.
(7)	1/48 of the shares subject to the option vest one month following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.

(8)	1/4 of the shares subject to the option vest one year following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.
(9)	38 shares subject to the option vesting one year following the vesting commencement date and 5 shares subject to the option vesting monthly thereafter.
(10)	1/48 of the shares subject to the option vest one month following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.
(11)	1/48 of the shares subject to the option vest one month following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.
(12)	1/48 of the shares subject to the option vest one month following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.
(13)	1/4 of the shares subject to the option vest one year following the vesting commencement date and 1/48th of the total number of the shares subject to the option vest monthly thereafter.
(14)	32,173.6 shares vest and are released from our right of repurchase on January 10, 2006 and 4,021.7 shares vest per month thereafter.
(15)	Represents the aggregate market value of shares of restricted stock that have not vested based on the fair value of our common stock ($1.70) on January 31, 2007.
(16)	1/48th of the total number of shares vest and are released from our right of repurchase on May 11, 2006 and 1/48th of the total number of shares vest and are released from our right of repurchase per month thereafter.
(17)	Reflects the early exercise of an option for 717,104 shares of common stock.
(18)	Reflects the early exercise of an option for 185,000 shares of common stock.
(19)	Reflects the early exercise of an option for 110,000 shares of common stock.
(20)	Reflects the early exercise of an option for 35,000 shares of common stock.
(21)	Reflects the early exercise of an option for 35,000 shares of common stock.

Option Exercises and Stock Vested at Fiscal Year End

The following table presents certain information concerning the exercise of options by each of the named executive officers during the fiscal year ended January 31, 2007.

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Michael Gustafson	341,477	(1)	570,267	8,939	(6)	15,196
Shmuel Shottan	—		—	—		—
Michael Hasley	53,958	(2)	89,031	—		—
Peter Amirkhan	29,791	(3)	49,155
	21,212	(4)	35,424
	10,937	(5)	18,265	—		—
Steve Daheb	—		—	—		—

(1)	Acquired upon the early exercise of an option for 717,104 shares. As of January 31, 2007, 375,627 shares were subject to a right of repurchase by us.
(2)	Acquired upon the early exercise of an option for 185,000 shares. As of January 31, 2007, 131,042 shares were subject to a right of repurchase by us.
(3)	Acquired upon the early exercise of an option for 110,000 shares. As of January 31, 2007, 80,209 shares were subject to a right of repurchase by us.
(4)	Acquired upon the early exercise of an option for 35,000 shares. As of January 31, 2007, 13,788 shares were subject to a right of repurchase by us.
(5)	Acquired upon the early exercise of an option for 35,000 shares. As of January 31, 2007, 24,063 shares were subject to a right of repurchase by us.
(6)	The number of shares reflects the gross amount of shares to which the award relates without subtracting any shares surrendered to pay taxes.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which will be comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Offer Letters

Michael Gustafson We entered into an employment offer letter agreement with Mr. Gustafson on June 20, 2005, superseding his May 24, 2004 offer letter, and offering him the additional position of Chief Executive Officer. Mr. Gustafson’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Gustafson’s or our option. The letter agreement sets forth Mr. Gustafson’s annual base salary of $250,000 per year subject to adjustment and that he is eligible to earn a target bonus upon the achievement of certain operational milestones determined by our compensation committee. Mr. Gustafson is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to this agreement, in July 2005, Mr. Gustafson was granted options to purchase 717,104 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant which was equal to 4.0% of our fully diluted capitalization on the date of the grant as described in the agreement. 1/42 of the shares subject to the option vest after the date of the agreement and the remaining shares subject to the option shall vest as to 1/42 of the shares per month thereafter.

If we terminate Mr. Gustafson’s employment without “cause,” he will be entitled to receive a severance payment equal to three (3) months of his then-current base salary and COBRA benefits, subject to applicable tax withholdings. If upon a change of control and a termination of Mr. Gustafson’s employment for any reason other than “cause” following the change of control, then his options shall immediately vest and be exercisable and Mr. Gustafson will be entitled to receive a severance payment equal to six (6) months of his then-current base salary and COBRA benefits, subject also to his execution of our standard release of claims.

Shmuel Shottan We entered into an amendment of an employment offer letter agreement with Mr. Shottan dated June 1, 2006. Mr. Shottan’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Shottan’s or our option. The letter agreement sets forth Mr. Shottan’s current annual base salary of $220,000 subject to adjustment and that he is eligible to earn a bonus upon the achievement of certain operational milestones determined by our compensation committee. Mr. Shottan is entitled to receive all customary and usual fringe benefits provided to our other executives.

Michael Hasley We entered into an employment offer letter agreement with Mr. Hasley dated November 18, 2005. Mr. Hasley’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Hasley’s or our option. The letter agreement sets forth Mr. Hasley’s annual base salary of $190,000 per year subject to adjustment and that he is eligible to earn a target bonus each year upon the achievement of certain operational milestones determined by our compensation committee. Mr. Hasley is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to this agreement, in February 2006, Mr. Hasley was granted options to purchase an aggregate of 185,000 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant. Twenty-five percent of the options vest one year after the vesting commencement date and the remaining shares subject to such options vest over three years in equal monthly installments, subject to acceleration of vesting under certain circumstances described in Mr. Hasley’s employment agreement.

Peter Amirkhan We entered into an employment offer letter agreement with Mr. Amirkhan dated effective January 1, 2006. Mr. Amirkhan’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Amirkhan’s or our option. The letter agreement sets forth

Mr. Amirkhan’s annual base salary of $175,000 subject to adjustment and that he is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to this agreement, in February 2006, Mr. Amirkhan was granted options to purchase an aggregate of 110,000 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant. These options vest over four (4) years in equal monthly installments.

Steve Daheb We entered into an employment offer letter agreement with Mr. Daheb dated December 22, 2004. Mr. Daheb’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Daheb’s or our option. The letter agreement sets forth Mr. Daheb’s current annual base salary of $200,000 subject to adjustment and that he is eligible to earn a target bonus each year upon the achievement of certain operational milestones determined by our compensation committee. Mr. Daheb is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to this agreement, in January 2005, Mr. Daheb was granted options to purchase an aggregate of 200,000 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant. Twenty-five percent of the options vest one year after the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments.

In accordance with the requirements of the rules of the SEC, the following table presents our reasonable estimate of the aggregate value of the acceleration of vesting of each of our named executive officer’s unvested stock options and restricted stock assuming that each such officer is terminated without cause on January 31, 2007, the last business day of fiscal year 2007, after a change in control has occurred.

Name	Value of Accelerated Options and Shares ($)(1)
Michael Gustafson	1,310,998
Shmuel Shottan	121,269
Michael Hasley	352,604
Peter Amirkhan	308,772
Steve Daheb	242,817

(1)	Represents the aggregate value of the acceleration of vesting of the executive’s unvested stock options and shares as of January 31, 2007 based on the spread between the fair value of our common stock ($1.70) on January 31, 2007 and the stock options’ and restricted stocks’ exercise prices.

In addition, the following table presents the cash severance portion of the employment offer letter agreements outlined above for each of our named executive officer’s as of January 31, 2007, the last business day of fiscal year 2007.

Name	Value of Cash Severance($)
Michael Gustafson	125,000	(1)
	62,500	(2)
Shmuel Shottan	110,000	(1)
	110,000	(3)
Michael Hasley	95,000	(1)
Peter Amirkhan	87,500	(1)
Steve Daheb	100,000	(1)

(1)	Upon Change in Control and an Involuntary Termination Without Cause a cash severance in the form of six months of salary less standard withholding is payable in a lump sum
(2)	Upon termination without Cause, a cash severance in the form of three months of salary less standard withholding is payable in a lump sum.
(3)	Upon termination without Cause, a cash severance in the form of six months of salary less standard withholding is payable in a lump sum.

Employee Benefit Plans

2000 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2000 Stock Plan, or 2000 Plan, on March 2, 2000. It was amended on February 28, 2001. Our 2000 Plan provides for the grant of incentive stock options within the meaning of Section 422, to our employees and any parent or subsidiary corporation’s employees, and for the grant of nonstatutory stock options to our employees, directors, and consultants and any parent or subsidiary corporation’s employees and consultants. The 2000 Plan also allows for awards of stock purchase rights.

Administration. Our board of directors or a committee appointed by our board administers our 2000 Plan. Under our 2000 Plan, the board of directors has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise of an option. Our compensation committee recommends guidelines for equity compensation arrangements for all employees including guidelines for stock and option awards and vesting schedules.

Share Reserve. Subject to adjustment, the maximum aggregate number of shares that may be subject to options and sold under the 2000 Plan is 5,232,551 shares of common stock as of January 31, 2007. As of January 31, 2007, options to purchase 3,386,394 shares of our common stock at a weighted average exercise price of $ 0.71 per share were outstanding under our 2000 Plan and 1,846,157 shares of our common stock remained available for issuance upon the exercise of options that may be granted in the future. During fiscal year 2007, we increased the number of shares reserved for issuance under the 2000 Plan by 1,355,000. Following the completion of this offering, all shares of our common stock reserved but not ultimately issued or subject to options that have expired or otherwise terminated under our 2000 Plan without having been exercised in full will become available for issuance under our 2007 Equity Incentive Plan. We intend to grant all future stock option awards under our 2007 Equity Incentive Plan upon and after the closing of this offering. However, all awards outstanding upon the closing of this offering will continue to be governed by the terms and conditions of the 2000 Plan.

Stock Options. The exercise price of options is determined by the administrator, subject to applicable statutory requirements. Each option is designated in the option agreement as either an incentive stock option or a nonstatutory stock option. The exercise price of incentive stock options granted to an employee who, at the time of grant owns more than 10% of the total voting power of all classes of our stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. All other incentive stock options must be granted with an exercise price that is no less than 100% of the fair market value of our common stock on the date of grant. Nonstatutory stock options granted to a service provider who, at the time of grant owns more than 10% of the total voting power of all classes of our stock must have an exercise price that is no less than 110% of the fair market value on the date of grant. All other nonstatutory stock options granted to service providers must have an exercise price that is no less than 85% of the fair market value on the date of grant. Stock options become vested and exercisable according to the terms of the plan and under conditions determined by the administrator and as set forth in the related stock option agreement. To date, as a matter of practice, options have generally been subject to a four year vesting period (with 25% vesting on the first anniversary of the grant date and monthly vesting thereafter in equal installments). Except in the case of options granted to officers (as defined by Section 16 of the Securities Exchange Act of 1934, as amended or the Exchange Act), directors, and consultants, these options will become exercisable at a rate of no less than 20% per year over five years from the grant date. The maximum permitted term of each option granted under our 2000 Plan is ten years (and five years for incentive stock options granted to employees owning more than 10% of our stock). After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to disability or death, the option will remain exercisable for no less than six (6) months. In all other cases, the option will generally remain exercisable for at least thirty (30) days. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three (3) months following termination (or twelve (12) months in the event of a termination due to death or disability). However, an option generally may not be exercised later than the expiration of its term.

Stock Purchase Rights. Stock purchase rights may be issued alone, in addition to or in tandem with other awards granted under our 2000 Plan. Stock purchase rights are rights to purchase our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares subject to a stock purchase right granted to any service provider. Unless the administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase.

Dissolution or Liquidation. Upon a dissolution or liquidation of us, the administrator shall notify each optionee as soon as practicable prior to the effective date of such dissolution or liquidation. The administrator, in its discretion, may provide for an optionee to have the right to exercise his or her option or stock purchase right until fifteen (15) days prior to such transaction as to all of the optioned stock covered by his or her award, including shares as to which the award would not otherwise be exercisable. To the extent that the award has not been previously exercised, an option of stock purchase right will terminate immediately prior to the consummation of the dissolution or liquidation of us.

Effect of a Change of Control. Our 2000 Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation shall assume or substitute an equivalent award with respect to each outstanding award under the 2000 Plan. In the event that the successor corporation refuses to assume or substitute for the award, the optionee will fully vest in and have the right to exercise the option or stock purchase right, as to all of the optioned stock, including shares as to which it would not otherwise be vested or exercisable. If an award becomes fully vested and exercisable, the administrator will provide notice to the participant that he or she has the right to exercise such outstanding awards for a period of fifteen (15) days from the date of such notice, and the options or stock purchase rights will terminate at the expiration of such stated notice period.

Transferability of Awards. Generally, a participant may not transfer options other than by will or the laws of descent and distribution. During the lifetime of an optionee, the option is exercisable only by the optionee.

Amendment and Termination. Our board of directors may at any time amend or terminate our 2000 Plan, subject to stockholder approval where required to comply with applicable laws. In addition, no amendment, alteration, suspension or termination that is detrimental to a participant in our 2000 Plan may be made to an outstanding award without the written consent of the affected participant.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan, or 2007 Plan, in August 2007 and we expect our stockholders will approve the plan before we complete this offering. Our 2007 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants.

Share Reserve. A total of 4,500,000 shares of our common stock are reserved for issuance pursuant to the 2007 Plan, of which no options are issued and outstanding. In addition, the shares reserved for issuance under our 2007 Plan will also include (a) those shares reserved but not issued under the 2000 Plan as of the effective date of the first registration statement filed by us and declared effective for any class of our securities and (b) shares returned to the 2000 Plan because options terminated or shares were repurchased (provided that the maximum number of shares that may be added to the 2007 Plan pursuant to (a) and (b) is 2,000,000 shares). The number of shares available for issuance under the 2007 Plan will also include an annual increase on the first day of each fiscal year beginning in our 2010 fiscal year equal to the least of:

•	3,000,000 shares;

•	a number of shares which equals 5% of our outstanding shares on the last day of our immediately preceding fiscal year; or

•	such number of shares as determined by our board of directors.

Administration. Our board of directors or a committee of our board administers our 2007 Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. Subject to the provisions of our 2007 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares covered by each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to begin an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

Stock Options. The exercise price of options granted under our 2007 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. In the case of an incentive stock option granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2007 Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period stated in his or her option agreement to the extent vested. In the absence of a specified time stated in the option agreement, the option will remain exercisable for three (3) months following the termination of service. If termination is due to death or disability and in the absence of a specified time stated in the option agreement, the option will remain exercisable for twelve (12) months.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2007 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2007 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2007 Plan. Restricted stock awards are grants of shares of our common stock that vest under terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. The administrator also, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2007 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2007 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will set performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Transferability of Awards. Unless the administrator provides otherwise, our 2007 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions. Our 2007 Plan provides that upon a merger or “change in control,” as defined in the 2007 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be considered achieved at 100% of target levels and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be considered achieved, and all other terms and conditions met. The award will terminate at the end of the period the administrator provides in the notice.

Plan Amendments and Termination. Our 2007 Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2007 Plan provided such action does not impair the rights of any participant.

2007 Employee Stock Purchase Plan

Concurrent with this offering, we intend to establish the employee stock purchase plan. Our board of directors adopted the employee stock purchase plan in August 2007 and we expect our stockholders will approve the plan before we complete this offering.

Share Reserve. A total of 600,000 shares of our common stock will be made available for sale. In addition, our employee stock purchase plan provides for annual increases in the number of shares available for issuance under the employee stock purchase plan on the first day of each fiscal year, beginning with our 2010 fiscal year, equal to the least of:

•	900,000 shares of stock;

•	a number of shares which equals 1.5% of our outstanding shares on the first day of fiscal year; or

•	an amount determined by the administrator.

Administration. Our board of directors or a committee of our board administers the Employee Stock Purchase Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility.

Eligibility. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	has rights to purchase stock under all of our employee stock purchase plans which accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Offering Periods. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after June 15th and December 15th of each year, except for the first such offering period which will start on the first trading day on or after the effective date of this offering and will end on the first trading day on or after June 15, 2008.

Limitations. Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,250 shares of common stock during a six-month offering period.

Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the fair market value of our common stock at the lower of the exercise date or the first day of the applicable offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability. A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the employee stock purchase plan.

Change of Control Transactions. Upon our “change of control,” a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Plan Amendments and Termination. Our Employee Stock Purchase Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our Employee Stock Purchase Plan, except that, subject to certain exceptions described in the Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Employee Stock Purchase Plan.

401(k) plan

We offer a 401(k) plan to all employees who meet specified eligibility requirements. Eligible employees may contribute up to 60% of their respective compensation subject to limitations established by the Internal Revenue Code. We presently do not match participant contributions, but have the discretion to do so.

Limitation of Liability and Indemnification

Our certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

Our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we may indemnify our other employees and agents as provided in indemnification contracts entered into between us and our employees and agents;

•

we are required to advance expenses, as incurred, to our directors and officers for a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

In addition to the indemnification required in our certificate of incorporation and bylaws, we will enter into indemnity agreements with each of our current directors and officers before we complete this offering. These agreements will provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred for any action or proceeding brought against them because they are or were our agents. We have also obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

A stockholder’s investment may be adversely affected if we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, and we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in-which indemnification by us is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, named executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Private Placements

Preferred	Stock Financings

Since February 1, 2004, we issued shares of our preferred stock in private placements as follows:

•

6,391,447 shares of Series AA preferred stock at a price of $3.00 per share in May and September 2005 for aggregate gross proceeds of approximately $19.1 million pursuant to a recapitalization and subsequent rounds of financing;

•	9,297,699 shares of Series BB preferred stock pursuant to a recapitalization;

•	310,019 shares of Series CC preferred stock pursuant to a recapitalization;

•	7,004,826 shares of Series DD preferred stock at a price of $4.14 per share in May and June 2006 for aggregate gross proceeds of approximately $29.0 million; and

•	789,980 shares of Series EE preferred stock at a price of $5.19 per share in November 2006 for aggregate gross proceeds of approximately $4.1 million.

The following table sets forth the names of our directors, executive officers or holders of more than 5% of our capital stock who purchased Series AA, Series BB, Series CC, Series DD and Series EE preferred stock in these private placements:

Investor	Series AA preferred stock(1)		Series BB preferred stock(1)		Series CC preferred stock(2)		Series DD preferred stock(1)		Series EE preferred stock(1)
5% Stockholders
Funds affiliated with Meritech Capital Partners	2,516,955	(3)	4,500,000	(5)	24,998	(7)	1,081,374	(8)	—
Funds affiliated with Crosslink Capital	1,677,964	(4)	2,999,994	(6)	—		600,139	(9)	—
Funds affiliated with Morgenthaler Ventures	—		—		—		3,381,642	(10)	—
Directors
Peter Johnson	333,333						143,211
Rod Canion(11)	333,333						143,211

(1)	Upon completion of this offering, each share of outstanding Series AA, Series BB, Series DD and Series EE preferred stock will be convertible into 1.0 shares of our common stock.
(2)	The number of shares of our common stock issuable upon conversion of the Series CC preferred stock will equal $60.00 divided by the initial price to the public. Using the price that is the midpoint of the filing range, $ , the Series CC preferred stock would convert into shares of our common stock.
(3)	Represents 2,435,657 shares held by Meritech Capital Partners II, 62,672 shares held by Meritech Capital Affiliates II and 18,626 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Director of Meritech Capital Partners.
(4)	Represents 650,046 shares held by Crosslink Ventures IV, L.P., 604,404 shares held by Crosslink Crossover Fund IV, L.P., 230,384 shares held by Offshore Crosslink Omega Ventures IV, 115,611 shares held by Offshore Crosslink Crossover Fund III, 49,162 shares held by Omega Bayview IV, LLC and 28,357 shares held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.
(5)	Represents 4,354,650 shares held by Meritech Capital Partners II, 112,050 shares held by Meritech Capital Affiliates II and 33,300 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Director of Meritech Capital Partners.
(6)

Represents 1,162,200 shares held by Crosslink Ventures IV, L.P., 1,080,598 shares held by Crosslink Crossover Fund III, 411,900 shares held by Offshore Crosslink Omega Ventures IV, 206,699 shares held by Offshore Crosslink Crossover Fund III, 87,898 shares held by

Omega Bayview IV, LLC and 50,699 shares held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.
(7)	Represents 24,192 shares held by Meritech Capital Partners II, 622 shares held by Meritech Capital Affiliates II and 184 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Partner of Meritech Capital Partners.
(8)	Represents 1,046,446 shares held by Meritech Capital Partners II, 26,926 shares held by Meritech Capital Affiliates II and 8,002 shares held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Director of Meritech Capital Partners.
(9)	Represents 232,495 shares held by Crosslink Ventures IV, L.P., 216,171 shares held by Crosslink Crossover Fund IV, L.P., 82,399 shares held by Offshore Crosslink Omega Ventures IV, 41,349 shares held by Offshore Crosslink Crossover Fund III, 17,583 shares held by Omega Bayview IV, LLC and 10,142 shares held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.
(10)	Represents 3,381,642 shares held by Morgenthaler Partners VIII, L.P.
(11)	Mr. Canion resigned from our Board of Directors in January 2007.

Note and Warrant Financing

On February 28, 2006, we agreed to issue up to approximately $6.4 million in convertible promissory notes, or Notes, and warrants, or Warrants, to purchase shares of our Series DD preferred stock or, if we did not issue any shares of its Series DD preferred stock in a qualified financing on or before June 1, 2006, Series AA preferred stock. Each Warrant entitled its holder to exercise and purchase shares of our securities as follows: (i) if we consummated a qualified financing on or before June 1, 2006, the number of shares exercisable was equal to 10% of the principal amount of the Note purchased by such holder or (ii) if we did not consummate a qualified financing on or before June 1, 2006, the number of shares exercisable was equal to 15% of the principal amount of the Note purchased by such holder. Pursuant to the Series DD preferred stock financing, all outstanding principal amounts of the Notes were converted into shares of our Series DD preferred stock at conversion price of $4.14 per share and all Warrants issued pursuant to the financing were cancelled by mutual agreement.

The following table sets forth the names of our directors, executive officers or holders of more than 5% of our capital stock who purchased the Notes, which were converted into shares of our Series DD preferred stock, and Warrants, which were cancelled:

Investor	Notes($)(1)
5% Stockholders
Funds affiliated with Meritech Capital Partners	2,846,386	(2)
Funds affiliated with Crosslink Capital	1,897,584	(3)
Directors
Peter Johnson	376,961
Rod Canion(4)	376,961

(1)	Pursuant to the Series DD preferred stock financing, all outstanding principal amounts of the Notes were converted into shares of our Series DD preferred stock at conversion price of $4.14 per share and all Warrants issued pursuant to the Note and Warrant financing were cancelled by mutual agreement.
(2)	Represents $2,754,447 Notes held by Meritech Capital Partners II, $70,875 Notes held by Meritech Capital Affiliates II and $21,064 Notes held by MCP Entrepreneur Partners II. Paul Madera, one of our directors, is a Managing Partner of Meritech Capital Partners.
(3)	Represents $735,127 Notes held by Crosslink Ventures IV, L.P., $683,511 Notes held by Crosslink Crossover Fund IV, $260,538 Notes held by Offshore Crosslink Omega Ventures IV, $130,743 Notes held by Offshore Crosslink Crossover Fund III, $55,597 Notes held by Omega Bayview IV, LLC and $32,068 Notes held by Crosslink Omega Ventures IV GmbH & Co. KG. David Epstein, one of our directors, is a General Partner of Crosslink Capital.
(4)	Mr. Canion resigned from our Board of Directors in January 2007.

Director Relationships

Some of our directors are affiliated with stockholders who hold greater than 5% of our outstanding capital stock as shown in the table below:

Director	Principal Stockholder
Paul Madera	Meritech Capital Partners
David Epstein	Crosslink Capital
Gary Morgenthaler	Morgenthaler Ventures

Stockholders’ Agreements

Investor Rights Agreement. Under our amended and restated investor rights agreement entered into in connection with our Series EE preferred stock financing, some of our preferred stockholders have registration rights. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. These registration rights have been waived with respect to this offering. Under this investor rights agreement, we have also granted to certain stockholder(s) certain other rights including rights of first refusal with respect to certain issuances of our stock, information rights and a right of first refusal to acquire us. All of these rights, other than the registration rights, will terminate upon the completion of this offering.

Voting Agreement. Under our amended and restated voting agreement entered into in connection with our Series EE preferred stock financing, certain stockholders had the right to designate individuals to our board of directors as follows: Paul Madera as the representative of Meritech Capital Partners, David Epstein as the representative of Crosslink Capital and Gary Morgenthaler as the representative of Morgenthaler Partners VIII, L.P. This agreement will terminate upon the completion of this offering. Members elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.

Stock Option Grants to Executive Officers

Since February 1, 2004, we have granted options to purchase shares of our common stock to our executive officers:

Name	Date	Number of Options	Exercise Price ($)	Summary of Vesting Schedule
Michael B. Gustafson	June 2004	10,625	20.00	1/4th vest after one year and 1/48th monthly thereafter
	July 2005	717,104	0.03	17,073.9 vest on June 14, 2005 and 17,073.9 monthly thereafter
	August 2006	449,803	0.18	1/4th vest after one year and 1/48th monthly thereafter
	March 2007	37,094	1.70	1/4th vest after one year and 1/48th monthly thereafter
Shmuel Shottan	July 2005	231,250	0.03	9,250 options vest monthly
	August 2006	57,936	0.18	1/4th vest after one year and 1/48th monthly thereafter
	January 2007	500	1.70	1/48th vest monthly after grant date
	March 2007	18,485	1.70	1/4th vest after one year and 1/48th monthly thereafter
Michael Hasley	February 2006	185,000	0.05	1/4th vest on November 21, 2006 and 1/48 monthly thereafter
	August 2006	89,727	0.18	1/4th vest after one year and 1/48th monthly thereafter
	March 2007	17,086	1.70	1/4th vest after one year and 1/48th monthly thereafter
Peter Amirkhan	May 2004	25	20.00	1/48th vest monthly after grant date
	November 2004	75	20.00	1/4th vest after one year and 1/48th monthly thereafter
	January 2005	125	20.00	1/48th vest monthly after grant date
	July 2005	35,000	0.03	1,060.6 options vest monthly
	October 2005	35,000	0.03	1/48th vest monthly after October 19, 2005
	February 2006	110,000	0.05	1/48th vest monthly after grant date
	August 2006	74,484	0.18	1/4th vest after one year and 1/48th monthly thereafter
	May 2007	15,000	2.28	1/4th vest after one year and 1/48th monthly thereafter
Steve Daheb	January 2005	5,000	20.00	1/4th vest on Jan. 10, 2006 and 1/48th vest monthly thereafter
	July 2005	185,000	0.03	32,173.6 vest Jan. 10, 2006 and 4,021.7 vest monthly thereafter
	August 2006	89,727	0.18	1/4th vest after one year and 1/48th monthly thereafter
	March 2007	16,231	1.70	1/4th vest after one year and 1/48th monthly thereafter

Restricted Stock Grants to Executive Officers

On April 11, 2006, we granted Mr. Gustafson 47,676 shares of restricted stock at a purchase price of $0.05 per share subject to a right of repurchase by us, where 1/48th of the total number of shares vest and are released from our right of repurchase on May 11, 2006, and 1/48th of the total number of shares vest and are released from our right of repurchase per month thereafter.

Director Compensation

We have not provided cash compensation to directors for their services as directors or members of committees of the board of directors other than for reimbursement of reasonable expenses in attending meetings. After we complete this offering, all of our directors will be eligible to participate in our 2007 Equity Incentive Plan and our employee directors will be eligible to participate in our 2007 Employee Stock Purchase Plan. For a more detailed description of these plans, see “Compensation Discussion Analysis—Employee Benefit Plans.”

Loan Cancellations

Prior to February 1, 2004, had outstanding various non-recourse note agreements with certain officers, Shmuel Shottan, Enrico Pesatori and Gianluca Rattazzi (the latter two were also directors). These note agreements originally totaled $1,226,000 for the purchase of our stock of which $893,000 remained outstanding as of February 1, 2004. During the year ended January 31, 2006, these notes were cancelled in connection with the repurchase of shares acquired with the proceeds of the notes. As of January 31, 2007, there was a zero balance under these agreements.

Indemnification Agreements

We will enter into indemnity agreements with each of our current directors and officer before we complete this offering, in addition to the indemnification provided for in our bylaws. These agreements will require us to indemnify each such person against expenses and liabilities incurred by such person for a proceeding related to such person’s services for us, and to advance expenses incurred for such proceeding, all subject to limited exceptions. Please see “Compensation Discussion and Analysis—Limitation of Liability and Indemnification.”

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a policy requiring that any transaction, subject to limited exceptions and other than one that involves compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if approved by our audit committee and only if the terms of the transaction are comparable to those that could be obtained in arm’s length dealings with an unrelated third-party. Our Code of Conduct and Ethics provides that “a ‘conflict of interest’ occurs when a person’s private interest interferes in any way—or even appears to interfere—with the interests of the Company as a whole.” Criteria to be considered by the Audit Committee in reviewing transactions would include analysis of comparable arms-length transactions, an assessment of the best interests of the Company disregarding the interests of the related party, and whether the transaction could cause, or could be perceived to cause, the related party to chose between that interest and the interests of the Company. The approval of our compensation committee is required to approve any transaction that involves compensation to our directors and executive officers. This approval process does not apply to any transaction that is available to all employees generally.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of October 9, 2007, and as adjusted to reflect the sale of the common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power for securities. Unless otherwise shown below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power for all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of October 9, 2007 are considered to be outstanding and to be beneficially owned by the person holding the options or warrants to compute the percentage ownership of that person, but are not treated as outstanding to compute the percentage ownership of any other person.

The number of shares of our common stock outstanding after this offering includes             shares of common stock being offered by us and does not include the shares that are subject to the underwriters’ over-allotment option. The percentage of our common stock outstanding before and after the offering is based on 25,953,683 shares of our common stock outstanding on October 9, 2007, assuming the conversion of all outstanding shares of preferred stock, except our Series CC preferred stock, into an aggregate of 23,483,952 shares of common stock upon the completion of this offering.

For purposes of this table, we excluded the conversion of our Series CC preferred stock.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o BlueArc Corporation 50 Rio Robles Drive San Jose, California 95134.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
Entities affiliated with Meritech Capital Partners(1)	8,098,329	31.20
Entities affiliated with Crosslink Capital(2)	5,278,097	20.34
Entities affiliated with Morgenthaler Ventures(3)	3,381,642	13.03

Directors and Named Executive Officers:
Paul Madera(4)	8,098,329	31.20
David Epstein(5)	5,278,097	20.34
Gary Morgenthaler(6)	3,381,642	13.03
Peter Johnson(7)	476,544	1.84
Alan Baratz(8)	1,950	*
Duston Williams(9)	—	—
Michael Gustafson(10)	1,262,302	4.86
Shmuel Shottan(11)	314,444	1.21
Steve Daheb(12)	295,958	1.14
Michael Hasley(13)	291,813	1.12
Peter Amirkhan(14)	269,961	1.04
All directors and executive officers as a group (11 persons)(15)	19,671,040	75.79

*	Represents beneficial ownership of less than 1%.

(1)	Represents 201,648 shares held by Meritech Capital Affiliates II, L.P., 7,836,753 shares held by Meritech Capital Partners II, L.P., and 59,928 shares held by MCP Entrepreneur Partners II. Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II L.L.C., the general partner of each of these funds, and Paul S. Madera, the managing member of Meritech Management Associates II L.L.C., may be considered to share voting and dispositive power over these shares. Each of Meritech Management Associates II, L.L.C., Meritech Capital Associates II, L.L.C. and Mr. Madera disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The address of each of these funds is c/o Meritech Capital Partners, 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.
(2)	Represents 2,044,741 shares held by Crosslink Ventures IV, L.P., 1,080,598 shares held by Crosslink Crossover Fund III, 820,575 shares held by Crosslink Crossover Fund IV, L.P., 724,683 shares held by Offshore Crosslink Omega Ventures IV, 363,659 shares held by Offshore Crosslink Crossover Fund III, 154,643 shares held by Omega Bayview IV, L.L.C., and 89,198 shares held by Crosslink Omega Ventures IV GmbH & Co. KG. The general partner of each of these funds, and David Epstein, the managing member of Crosslink Ventures, may be considered to share voting and dispositive power over these shares. Each of these funds and Mr. Epstein disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The address of each of these funds is c/o Crosslink Ventures ATTN: Nancy D. Payne, Two Embarcadero Center, Suite 2200, San Francisco, California 94116.
(3)	Represents 3,381,642 shares held by Morgenthaler Partners VIII, L.P. Gary Morgenthaler, the managing member of Morgenthaler Ventures may be considered to share voting and dispositive power over these shares. Morgenthaler Ventures and Mr. Morgenthaler disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The address of each of these funds is c/o Morgenthaler Partners VIII, L.P., 2710 Sand Hill Road, Suite 100, Menlo Park, California 94025.
(4)	Represents the shares referred to in footnote (1) above. Mr. Madera is a General Partner of Meritech Capital. Mr. Madera disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.
(5)	Represents the shares referred to in footnote (2) above. Mr. Epstein is a General Partner of Crosslink Ventures. Mr. Epstein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.
(6)	Represents the shares referred to in footnote (3) above. Mr. Morgenthaler is a General Partner of Morgenthaler Ventures. Mr. Morgenthaler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.
(7)	Represents 476,544 shares beneficially owned by Peter Johnson.
(8)	On July 17, 2007, Dr. Baratz was granted an option to purchase 46,800 shares of our common stock. Such option vests ratably over 48 months from July 17, 2007.
(9)	On October 8, 2007, Mr. Williams was granted an option to purchase 62,730 shares of our common stock. Such option vests ratably over 48 months from October 8, 2007.
(10)	Includes 251,760 shares that are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Gustafson’s cessation of service and 497,522 shares issuable upon exercise of options that are immediately exercisable, of which 329,364 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Gustafson’s cessation of service.
(11)	Includes 83,194 shares issuable upon exercise of options that are immediately exercisable, of which 56,309 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Shottan’s cessation of service.
(12)	Includes 208,855 shares issuable upon exercise of options that are immediately exercisable, of which 144,113 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Daheb’s cessation of service.
(13)	Includes 96,355 shares that are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Hasley’s cessation of service and 106,813 shares issuable upon exercise of options that are immediately exercisable, of which 75,035 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Hasley’s cessation of service.
(14)	Includes 82,388 shares that are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Amirkhan’s cessation of service and 89,961 shares issuable upon exercise of options that are immediately exercisable, of which 63,170 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Amirkhan’s cessation of service.
(15)	Includes a total of 405,503 shares held by our executive officers and directors that are subject to vesting and a lapsing right of repurchase in our favor upon our executive officers’ and directors’ cessation of service and a total of 986,345 shares issuable upon exercise of options and warrants held by our executive officers and directors that are immediately exercisable, of which 667,991 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon our executive officers’ or directors’ cessation of service.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and convertible preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

When we complete this offering, we will be authorized to issue up to              shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares              shares will be designated as common stock and              shares will be designated as preferred stock.

Common Stock

As of October 9, 2007 there were 25,953,683 shares of common stock outstanding that were held of record by 294 stockholders, assuming conversion of all shares of convertible preferred stock, except our Series CC preferred stock, into 23,483,952 shares of common stock immediately before completion of this offering. After giving effect to the sale of common stock offered in this offering, there will be              shares of common stock outstanding. As of October 9, 2007, there were outstanding options to purchase a total of 4,160,848 shares of our common stock under our 2000 Stock Plan and a total of 59 shares of our common stock pursuant to stand-alone stock option agreements.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the closing of this offering, each outstanding share of convertible preferred stock will be converted into common stock, except the Series CC preferred stock, which will only convert if the offering raises proceeds greater than $40 million and is priced at more than $10.35 per share. In the event the offering does not meet these criteria, the Series CC preferred stock would not convert and will remain outstanding in accordance with its terms.

Following this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility for possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of BlueArc and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of October 9, 2007, we had warrants outstanding to purchase an aggregate of 304,425 shares of our common stock, assuming the conversion of our preferred stock into common stock, as follows:

•

In July 2000, the Company issued warrants to a consultant to purchase 1,589 shares of common stock at an exercise price of $630.91 per share in connection with services rendered relating to its issuance of shares of Series B convertible preferred stock and were fully vested at the time of issuance. This warrant is exercisable at any time and will expire in July 2010.

•

In November 2006, we authorized the issuance, subject to certain performance milestones, of nine warrants to HDS to purchase a total of 1,362,762 shares of common stock at the fair market value on date of issuance of each warrant. The warrants will be fully vested at the time of issuance. These warrants will expire on the later of November 14, 2010 or two years from the date of grant. As of October 9, 2007, two warrants had been issued for 302,836 shares of common stock at an exercise price of $5.22 per share. For a more detailed description of these warrants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Warrants” above.

As of October 9, 2007, we had one warrant outstanding to purchase 1,500 shares of our Series CC mandatorily redeemable convertible preferred stock as follows:

•

In December 2003, the Company issued warrants to purchase 538 shares of series D-1 mandatorily redeemable convertible preferred stock at $167.20 per share in connection with a loan agreement. The warrant was fully vested at the time of issuance. As a result of the recapitalization, the warrant was converted into a warrant to purchase 1,500 Series CC mandatorily redeemable convertible preferred stock at an exercise price per share equal to $60.00 divided by the per share price of our common stock in our initial public offering. The warrant shall terminate on the earlier of (i) five (5) years after the date of an initial public offering or (ii) December 30, 2010.

Registration Rights

In November 2006, concurrently with the closing of the sale of our Series EE preferred stock, we entered into an amended and restated investor rights agreement with certain holders of our convertible preferred stock. Under the agreement, if the holders of at least 30% of the outstanding common stock issued or issuable upon conversion of the Series AA, Series BB, Series DD and Series EE preferred stock request that we file a registration statement relating to the sale of our securities held by holders of our preferred stock with an aggregate offering price of at least $5,000,000, we will use our best efforts to cause such shares to be registered, subject to certain limitations. We are not obligated to effect more than two registrations under this demand registration provision. In the case of an underwritten offering, these demand registration rights are subject to customary underwriter cutbacks.

In addition, if available for our use, the holders of at least 30% of our common stock subject to the agreement issued or issuable upon conversion of the Series AA, Series BB, Series DD and Series EE preferred stock may request, subject to certain limitations, that we file a registration statement on Form S-3 or other similar short-form registration statement, subject to customary underwriter cutbacks in the case of an underwritten offering. S-3 registration rights will not be available if, among other things, the covered securities are proposed to be sold to the public at an aggregate offering price less than $1,000,000. We may postpone the filing of a registration statement on Form S-3 for up to 60 days once in a 12-month period if we determine that the filing would be seriously detrimental to us or our stockholders.

In addition to the demand registration rights, if we register any of our securities under the Securities Act, the holders of our common stock subject to the agreement, including shares issued or issuable upon conversion of our Series AA, Series BB, Series CC, Series DD and Series EE preferred stock, may require that we include some or all of such shares in that registration, subject to customary underwriter cutbacks in the case of an underwritten offering. These registration rights have been waived with respect to this offering.

We are obligated to pay all of the expenses incurred in connection with any registration under the agreement (exclusive of underwriting discounts and commissions with respect to any selling stockholder’s shares).

The registration rights described above will terminate three (3) years after this offering is completed. In addition, the registration rights will terminate earlier for a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any three month period.

The holders of our Series AA, Series BB, Series DD and Series EE preferred stock and common stock have agreed with us to not sell or otherwise transfer or dispose of any shares (excluding shares acquired in or following our initial public offering) for such period of time as required by the underwriters, in connection with our initial public offering, not to exceed 180 days following the effective date of the registration statement.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation to be effective upon completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the rest of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws, to be effective upon completion of this offering, will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president, in the absence of a chief executive officer, may call a special meeting of stockholders. Our amended and restated certificate of incorporation, to be effective upon completion of this offering, will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders, the requirement that notice of any stockholder business to be addressed at a meeting be provided in advance, the requirement that notice of any person whom a stockholder wishes to nominate as a director at a meeting be provided in advance, and the election, qualification, classification, resignation, vacancy and removal of our board of directors.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a result, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding when the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Restated Certificate of Incorporation and Restated Bylaws

Our restated certificate of incorporation and restated bylaws which will become effective upon the completion of this offering provide that:

•

our board of directors may permit the issuance of up to                  shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called following our restated bylaws and our stockholders may not act by written consent;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

•

there are no cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all the directors standing for election); and

•

we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services for takeover defense measures.

These provisions of our restated certificate of incorporation and restated bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us. The approval of two-thirds of the shares entitled to vote shall be required to amend any of the provisions of our restated certificate of incorporation or restated bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Listing on the NASDAQ Global Market or The New York Stock Exchange

We intend to apply to list our common stock on The NASDAQ Global Market or The New York Stock Exchange.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

When we complete this offering, we will have              shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of any options outstanding as of October 9, 2007. Of these outstanding shares, the              shares sold in this offering will be freely tradable, except that any shares held by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining              shares of our common stock will continue to be considered “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, both of which are summarized below. In addition, all of our stockholders have entered into market stand-off agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specified exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rules 144 and 701, shares will be available for sale in the public market as follows:

•	Beginning on the effective date of the registration statement, the shares sold in this offering will be immediately available for sale in the public market.

•

Based on the number of shares outstanding as of October 9, 2007, after 180 days following the effective date of the registration statement,              shares will become eligible for sale in the public market assuming such shares have been released from any repurchase right we may hold, of which              shares will be freely tradable under Rule 144(k) and              shares will be held by affiliates and other stockholders subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

All of our directors and officers and holders of substantially all our securities are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant until at least 180 days following the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC, or, in limited circumstances, us.

After the 180-day lock up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, to allow the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not considered to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person’s holding period to effect a sale under Rule 144 would start on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale if those agreements are waived or end.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us under a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale if those agreements are waived or end.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 2000 Stock Plan, our 2007 Equity Incentive Plan, our 2007 Employee Stock Purchase Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of October 9, 2007, there were outstanding options under our benefit plans for the purchase of 4,160,848 shares of common stock, with a weighted-average exercise price of $1.84.

Registration Rights

Pursuant to the terms of our amended and restated investors rights agreement, and based on shares outstanding as of October 9, 2007, holders of approximately              shares of common stock or their transferees, have registration rights for those shares of common stock. For a discussion of these rights please see “Description of Capital Stock—Registration Rights.” After such shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders. A “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion applies only to a non-U.S. holder holding shares of our common stock as a capital asset (property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

If we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero and then will be treated as gain from the sale of stock. Dividends to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or an exempt or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for an exempt or a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States); or

•	we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the

non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the NASDAQ Global Market or The New York Stock Exchange.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies on Internal Revenue Service Form W-8BEN or W-8ECI, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the beneficial owner certifies on Internal Revenue Service Form W-8BEN or W-8ECI, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives and joint book-running managers. We have agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase from us, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters an option to purchase on a pro rata basis up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting Discounts and Commissions	$	$	$	$
Expenses	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our officers, directors, and holders of substantially all of our securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on the NASDAQ Global Market or The New York Stock Exchange.

The underwriters and their respective affiliates may in the future provide various financial advisory, commercial banking and investment banking services to us from time to time for which they will receive customary fees and expenses.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation between us and the representatives and will not necessarily reflect the market price for our common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the information included in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or The New York Stock Exchange, as applicable, or otherwise and, if commenced, may be discontinued at any time.

The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepared and filed a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resale’s to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own or control approximately 0.16% of the shares of our common stock, assuming that all outstanding convertible preferred stock, excluding Series CC preferred stock has been converted into common stock. Certain legal matters will be passed upon on behalf of the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

The financial statements as of January 31, 2007, and for each of the three years in the period ended January 31, 2007, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Cerian Technology Ventures, LLC, an independent valuation firm, has performed valuations of our common stock. Cerian Technology Ventures, LLC has consented to the references in this registration statement to its valuation reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we finish this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a web site at http://www.bluearc.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

BLUEARC CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BlueArc Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of BlueArc Corporation and its subsidiaries at January 31, 2007 and January 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment as of February 1, 2006 and changed the manner in which it accounts for stock-based compensation.

San Jose, California

September 5, 2007

BLUEARC CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of January 31,		As of July 31,
	2006	2007	2007	Pro forma 2007
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,826	$20,140	$12,317
Restricted cash	429	—	—
Short-term investments	—	797	—
Accounts receivable	6,811	10,283	15,286
Research and development tax credit receivable	1,232	—	—
Inventory	2,429	8,875	7,995
Prepaid expenses and other current assets	356	915	836

Total current assets	18,083	41,010	36,434
Property and equipment, net	2,640	3,916	4,748
Research and development tax credit receivable, non-current	1,015	2,170	2,872
Long-term rent deposits	757	941	965
Other long-term assets	—	—	505

Total assets	$22,495	$48,037	$45,524

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Line of credit and bank loans	$4,397	$—	$1,500
Accounts payable	3,374	3,613	4,113
Accrued compensation	2,042	3,185	3,699
Other accrued liabilities	2,484	5,816	6,784
Deferred revenue	2,803	4,882	5,999
Customer advance	—	1,501	53

Total current liabilities	15,100	18,997	22,148
Deferred revenue, non-current	966	1,581	1,633
Other long-term liabilities	416	596	919

Total liabilities	16,482	21,174	24,700
Commitments and contingencies (Note 5)

Mandatorily redeemable convertible preferred stock, issuable in series, $0.001 par value; 16,000,671, 23,795,471 and 23,795,471 authorized at January 31, 2006 and 2007, and July 31, 2007 (unaudited); 15,999,165, 23,793,971 and 23,793,971 issued and outstanding at January 31, 2006 and 2007, and July 31, 2007 (unaudited); aggregate liquidation value of $66,242, $99,342 and $99,342 at January 31, 2006 and 2007, and July 31, 2007 (unaudited) and 310,019 shares issued or outstanding pro forma (unaudited)	46,620	79,510	79,510

Stockholders’ equity (deficit):
Common stock, par value $0.001; 20,147,641, 40,000,000 and 40,000,000 shares authorized at January 31, 2006 and 2007 and July 31, 2007 (unaudited); 153,479, 2,036,181 and 2,469,731 (unaudited) shares issued and outstanding as of January 31, 2006 and 2007 and July 31, 2007, respectively; 25,953,683 shares issued and outstanding pro forma (unaudited)	1	2	2	$26
Additional paid-in capital	108,727	109,063	110,085	189,571
Accumulated deficit	(150,361)	(163,119)	(170,289)	(170,289)
Accumulated other comprehensive income	1,026	1,407	1,516	1,516

Total stockholder’s equity (deficit)	(40,607)	(52,647)	(58,686)	$20,824

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$22,495	$48,037	$45,524

The accompanying notes are an integral part of these consolidated financial statements.

BLUEARC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
				(unaudited)
Revenue:
Product	$21,017	$19,538	$35,555	$13,052	$27,641
Support	1,948	3,491	6,509	2,834	4,707

Total revenue	22,965	23,029	42,064	15,886	32,348
Cost of revenue:
Product	12,437	12,220	18,573	6,664	13,959
Support	2,420	4,059	4,126	1,804	2,481

Total cost of revenue	14,857	16,279	22,699	8,468	16,440

Gross profit	8,108	6,750	19,365	7,418	15,908
Operating expenses:
Sales and marketing	15,562	13,705	17,625	7,621	12,702
Research and development	13,349	10,939	11,149	5,401	7,737
General and administrative	7,150	6,528	4,846	2,350	3,569
Restructuring charges	462	—	—	—	—

Total operating expenses	36,523	31,172	33,620	15,372	24,008

Loss from operations	(28,415)	(24,422)	(14,255)	(7,954)	(8,100)
Interest income	389	229	746	275	335
Interest expense	(249)	(535)	(605)	(613)	(6)
Other income (expense), net	—	(302)	373	353	3

Loss before income taxes	(28,275)	(25,030)	(13,741)	(7,939)	(7,768)
(Benefit) from income taxes	(873)	(3,922)	(983)	(461)	(598)

Net loss	$(27,402)	$(21,108)	$(12,758)	$(7,478)	$(7,170)

Net gain on exchange of preferred stock in connection with recapitalization	—	18,705	—	—	—

Net loss attributable to common stockholders	$(27,402)	$(2,403)	$(12,758)	$(7,478)	$(7,170)

Net loss attributable to common stockholders per common share, basic and diluted	$(14,161.24)	$(24.14)	$(17.93)	$(15.81)	$(5.00)

Weighted average shares of common stock outstanding	2	100	711	473	1,434

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.59)		$(0.29)

Pro forma weighted average shares of common stock outstanding (unaudited)			21,474		24,918

The accompanying notes are an integral part of these consolidated financial statements.

BLUEARC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
				(unaudited)
Cash flows from operating activities
Net loss	$(27,402)	$(21,108)	$(12,758)	$(7,478)	$(7,170)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,211	1,711	1,617	758	1,237
Amortization of deferred interest	39	—	335	335	—
Cancellation of warrants for mandatorily redeemable convertible preferred stock	—	—	(335)	(335)	—
Charge for common stock warrants issued to customer	—	—	90	—	725
Stock-based compensation	10	—	197	67	255
Changes in operating assets and liabilities:
Accounts receivable	1,340	(3,590)	(3,472)	(4,108)	(5,003)
Inventory	1,538	207	(6,446)	(2,370)	880
Research and development tax credit receivable	1,303	(2,474)	317	841	(598)
Prepaid expenses and other current assets	252	98	(559)	93	79
Long-term rent deposits	—	40	(168)	(159)	28
Accounts payable	949	637	239	44	30
Accrued compensation	1,024	(355)	1,143	1,037	514
Other accrued liabilities	1,456	(515)	3,487	2,751	1,132
Customer advance	—	—	1,501	—	(1,448)
Deferred revenue	(237)	1,895	2,694	355	1,169

Net cash used in operating activities	(17,517)	(23,454)	(12,118)	(8,169)	(8,170)

Cash flows from investing activities
Capital expenditures	(2,153)	(868)	(2,768)	(840)	(2,027)
Decrease in restricted cash	—	50	429	—	—
Purchases of short-term investments	(12,672)	(198)	(4,747)	(2,773)	(1,085)
Maturities or sale of short-term investments	24,342	7,509	3,950	—	1,882

Net cash provided by (used in) investing activities	9,517	6,493	(3,136)	(3,613)	(1,230)

Cash flows from financing activities
Proceeds from line of credit	—	1,497	—	—	1,500
Repayment of line of credit	—	—	(3,098)	(3,097)	—
Proceeds from convertible promissory notes	—	—	6,409	6,409	—
Proceeds from bank loans	3,325	—	—	—	—
Repayment of bank loans	(864)	(1,042)	(1,300)	(1,300)	—
Payment of offering costs	—	—	—	—	(35)
Net proceeds from issuance of mandatorily redeemable convertible preferred stock	(8)	19,053	26,482	22,424	—
Net proceeds from issuance of common stock	116	—	75	63	112

Net cash provided by financing activities	2,569	19,508	28,568	24,499	1,577

Net increase (decrease) in cash and cash equivalents	(5,431)	2,547	13,314	12,717	(7,823)
Cash and cash equivalents at beginning of period	9,710	4,279	6,826	6,826	20,140

Cash and cash equivalents at end of period	$4,279	$6,826	$20,140	$19,543	$12,317

Supplemental disclosure of noncash investing and financing activities
Gain on exchange of mandatorily redeemable convertible preferred stock in connection with recapitalization	—	18,705	—	—	—
Conversion of convertible promissory notes to preferred stock	—	—	6,409	6,409	—
Cancellation of stockholder’s note receivables	—	893	—	—	—
Supplemental cash flow disclosure
Cash paid for interest	249	535	605	613	6
Cash received for research and development tax credit	$4,871	$1,253	$1,302	$1,302	$—

The accompanying notes are an integral part of these consolidated financial statements.

BLUEARC CORPORATION

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Mandatorily Redeemable Convertible Preferred Stock		Common Stock		Stockholder’s Note Receivables	Additional Paid-In Capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
	Shares	Amount	Shares	Amount
Balances at January 31, 2004	280	$154,171	1	$—	$(893)	$1,627	$1,625	$(120,556)	$(118,197)

Exercise of stock options	—	—	6	—	—	116	—	—	116

Additional issuance costs	—	(8)	—	—	—	—	—	—	—
Stock-based compensation expense (consultants)	—	—	—	—	—	10	—	—	10
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	—	(40)	—	(40)
Unrealized loss on investments	—	—	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	—	—	(27,402)	(27,402)

Total comprehensive loss	—	—	—	—	—	—	—	—	(27,450)

Balances at January 31, 2005	280	$154,163	7	—	(893)	1,753	1,577	(147,958)	(145,521)
Conversion of mandatorily redeemable convertible preferred stock to common stock (recapitalization), net of issuance costs of $116	13,719	(113,538)	142	1	—	107,817	—	18,705	126,523
Issuance of Series AA mandatorily redeemable convertible preferred stock, net of issuance costs of $6	2,000	5,995	—	—	—	—	—	—	—
Exercise of stock options net of unvested stock options exercised early	—	—	11	—	—	—	—	—	—
Vesting of shares exercised early	—	—	—	—	—	50	—	—	50
Repurchase of common stock	—	—	(7)	—	—	—	—	—	—
Cancellation of stockholder’s note receivables	—	—	—	—	893	(893)	—	—	—
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	—	(559)	—	(559)
Unrealized gain on investments	—	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	—	(21,108)	(21,108)

Total comprehensive loss	—	—	—	—	—	—	—	—	(21,659)

BLUEARC CORPORATION

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (CONTINUED)

(in thousands)

	Mandatorily Redeemable Convertible Preferred Stock		Common Stock		Stockholder’s Note Receivables	Additional Paid-In Capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
	Shares	Amount	Shares	Amount
Balances at January 31, 2006	15,999	$46,620	153	$1	$—	$108,727	$1,026	$(150,361)	$(40,607)
Issuance of Series DD mandatorily redeemable convertible preferred stock, net of issuance costs of $191	7,005	28,791	—	—	—	—	—	—	—
Issuance of Series EE mandatorily redeemable convertible preferred stock	790	4,099	—	—	—	—	—	—	—
Exercise of stock options net of unvested stock options exercised early	—	—	1,883	1	—	6	—	—	7
Vesting of shares exercised early	—	—	—	—	—	43	—	—	43
Charge for common stock warrants issued to customer	—	—	—	—	—	90	—	—	90
Stock-based compensation expense	—	—	—	—	—	197	—	—	197
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	—	381	—	381
Net loss	—	—	—	—	—	—	—	(12,758)	(12,758)

Total comprehensive loss	—	—	—	—	—	—	—	—	(12,377)

Balances at January 31, 2007	23,794	79,510	2,036	2	—	109,063	1,407	(163,119)	(52,647)
Exercise of stock options net of unvested stock options exercised early (unaudited)	—	—	434	—	—	10	—	—	10
Vesting of shares exercised early (unaudited)	—	—	—	—	—	32	—	—	32
Stock-based compensation expense (unaudited)	—	—	—	—	—	255	—	—	255
Charge for common stock warrants issued to customer (unaudited)	—	—	—	—	—	725	—	—	725
Other comprehensive income (loss): (unaudited)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	109	—	109
Net loss (unaudited)	—	—	—	—	—	—	—	(7,170)	(7,170)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(7,061)

Balances at July 31, 2007 (unaudited)	23,794	$79,510	2,470	$2	—	$110,085	$1,516	$(170,289)	$(58,686)

The accompanying notes are an integral part of these consolidated financial statements.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

BlueArc Corporation, or BlueArc or the Company, was founded in 1998 in Bracknell, United Kingdom. In 1999, the Company relocated its corporate headquarters to San Jose, California and incorporated as a Delaware corporation.

The Company designs, manufacturers, and markets network storage systems to customers worldwide.

Liquidity

For the year ended January 31, 2007, the Company incurred a net loss of approximately $12.8 million and used approximately $12.1 million of cash in operating activities. For the six months ended July 31, 2007, the Company incurred a net loss of $7.2 million (unaudited) and used approximately $8.2 million (unaudited) of cash in operating activities. As of January 31, 2007, the Company had an accumulated deficit of approximately $163.1 million and cash and cash equivalents and short-term investments of approximately $20.9 million. As of July 31, 2007, the Company had an accumulated deficit of approximately $170.3 million (unaudited) and cash and cash equivalents and short-term investments of approximately $12.3 million (unaudited). The Company operates in an industry characterized by intense competition, supply shortages or oversupply, rapid technological change, declining average prices and rapid product obsolescence. The Company expects to incur significant expenses to fund operations to develop new products and to support existing product sales.

The Company has been successful in completing several rounds of private equity financing, including approximately $28.8 million through the issuance of 7,004,826 shares of Series DD mandatorily redeemable convertible preferred stock and approximately $4.1 million through the issuance of 789,980 shares of Series EE mandatorily redeemable convertible preferred stock in fiscal year 2007. The total proceeds raised through the issuance of all series of mandatorily redeemable convertible preferred stock as of January 31, 2007 were approximately $206.2 million. Management believes that existing sources of liquidity and available borrowings under the Company’s asset based credit facility (Note 8) will satisfy the Company’s working capital and capital requirements through July 31, 2008. There can be no assurance, however, that the Company will be successful in executing its business plan, maintaining its existing customer base or achieving profitability. The Company’s cash needs are also dependent on the credit terms extended to it by its suppliers, and if its suppliers do not provide credit terms that are appropriate to meet its needs, it may have to seek alternate suppliers or additional financing. The Company’s ability to maintain sufficient liquidity is also dependent on the continued availability of the Company’s asset based credit facility. Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional funds may require the Company to modify, delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company’s business, operating results, financial condition and ability to achieve its intended business objectives.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Information

The consolidated financial statements and related notes of the Company as of July 31, 2007 and for the six months ended July 31, 2006 and 2007, respectively, are unaudited. The unaudited consolidated financial

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statements have been prepared on the same basis as the annual consolidated financial statements and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations in such periods. Results of operations for the six months ended July 31, 2007 are not necessarily indicative of the results that may be expected for the year ending January 31, 2008.

Unaudited Pro Forma Balance Sheet

On September 5, 2007, the Company’s board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to permit BlueArc to proceed with an initial public offering, or IPO of common stock. Upon the consummation of the IPO contemplated in this prospectus, all of the outstanding shares of mandatorily redeemable convertible preferred stock, except Series CC, which only converts if the IPO is a qualified IPO (see below), will convert into shares of common stock either automatically or through the consent of the mandatorily redeemable convertible preferred stockholders. The unaudited pro forma balance sheet as of July 31, 2007 has been prepared assuming the initial public offering was consummated on July 31, 2007 and assumes the conversion of Series AA, Series BB, Series DD and Series EE mandatorily redeemable convertible preferred stock into 23,483,952 shares of common stock. The unaudited pro forma balance sheet does not give effect to the proceeds from the exercise of an outstanding warrant for mandatorily redeemable convertible preferred stock. The 310,019 shares of Series CC mandatorily redeemable convertible preferred stock were excluded as the conversion rate is variable and is convertible only upon a qualifying IPO of at least $40 million at a price per share of $10.35 or higher. The number of shares of common stock into which the Series CC is converted is determined by dividing $60.00 by the offering price. Based upon the Company’s current valuation management believes that the Series CC mandatorily redeemable convertible preferred stock would not automatically convert upon consummation of the IPO contemplated by this prospectus.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense. These judgments, estimates and assumptions are used for, but not limited to, revenue recognition, accruals for warranty costs, inventory write-downs, litigation and claims, stock-based compensation and deferred income taxes including required valuation allowances. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. Actual results could differ from these estimates, and these differences may be material.

Principles of Consolidation

The consolidated financial statements include the consolidated accounts of BlueArc, its wholly owned subsidiary, BlueArc UK Ltd and other dormant subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Translation

The functional currency of the Company’s UK subsidiary is the British pound sterling. The assets and liabilities of the UK subsidiary are translated into U S dollars at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates prevailing during the year. Translation

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gains and losses are recorded as a component of other comprehensive income (loss) and are included in stockholders’ deficit. Gains or losses, whether realized or unrealized, due to transactions in foreign currencies are reflected in the consolidated statements of operations as a component of other income (expense), net and to date have not been material.

The Company currently does not engage in foreign currency hedging activities.

Stock Split

On May 27, 2005 the Company completed a 1-for-40 reverse stock split of its mandatorily redeemable convertible preferred stock, common stock, stock options and warrants outstanding. All share and per share information has been retroactively adjusted to reflect this reverse stock split.

Cash, Cash Equivalents and Short-Term Investments

All highly liquid investments with stated maturities of three months or less from the date of original purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than three months are classified as short-term investments. As of January 31, 2006 and 2007 and July 31, 2007 (unaudited), cash equivalents and short-term investments consisted principally of money market securities, commercial paper and mutual funds. The Company’s cash equivalents and short-term investments are classified as available-for-sale and stated at their fair market values based on quoted market prices. The Company determines the appropriate classification of available-for-sale securities at the time of purchase and reevaluates such designation at the end of each period. Unrealized gains and losses on available-for-sale securities are included as a separate component of stockholders’ deficit. Realized gains and losses on available-for-sale securities are determined based on the specific identification of the cost of securities sold, and such gains and losses are reflected in the consolidated statements of operation as a component of other income (expense) net.

Fair Value of Financial Instruments

The carrying value of accounts receivable, deposits, restricted cash, accounts payable, accrued liabilities and accrued compensation approximates fair value due to the short time to maturity. Cash and cash equivalents and short-term investments are carried at fair value. The carrying value of the Company’s line of credit and bank loans approximate fair value based on current rates offered to the Company for similar debt instruments.

Inventory

Inventories include materials and related manufacturing overhead and are stated at standard cost adjusted to approximate the lower of cost (on a first-in, first-out basis) or market value. The Company reduces the value of its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. Allowances, once established, are not reversed until the related inventory has been subsequently sold or scrapped.

Revenue Recognition

The Company’s network storage systems are integrated with software that is essential to the functionality of the equipment and more than incidental to the system as a whole. Additionally, the Company provides unspecified software upgrades and enhancements, which are offered on a when-and-if-available basis, related to the equipment through our support contracts for most of its products. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and all related interpretations.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A typical sale arrangement involves three elements: hardware and perpetual software licenses for the embedded software, installation services, and support services that entitle customers during the support services term to unspecified software upgrades, bug fixes, patch releases, which are offered on when-and-if-available basis, telephone support and guaranteed time for advance replacement of defective hardware parts.

The Company allocates revenue between delivered and undelivered elements using the residual value method based on fair value of the undelivered elements such as installation and support services.

For arrangements where support renewal rates are not contractually stated, fair value for one year of support services is established based on the analysis of the Company’s actual support renewals. For arrangements with contractually stated support renewal rates fair value of one year support services is established by reference to the contractually stated renewal rates. Fair value of a multiple year support arrangement is established as the fair value of a one year support arrangement multiplied by the term of the multiple year support arrangement since the support services we provide under multiple year and one year support arrangements are not different.

Fair value of installation services is based upon the rates charged for stand-alone professional services. Installation of our products usually takes a few hours and does not require specific technical expertise. Our installation revenue was not significant for any period presented.

The Company recognizes revenue for each element when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. These criteria are usually met for hardware and software license element when the system is shipped to the customer. For evaluation units converted into sales these criteria are usually met upon acceptance of the customer’s purchase order. Installation revenue is recognized upon completion of installation services. Support revenue is deferred and recognized ratably over the period during which the support is to be performed, which is typically from one to three years.

For channel partner sales, the Company recognizes revenue upon delivery as it does not offer channel partners return rights, price protection or other similar rights.

Our deferred revenue balances consist of deferred support revenue.

Sales Commissions

The Company recognizes sales commission expense upon a receipt of a valid purchase order from a customer.

Shipping and Handling Costs

Shipping and handling charged to customers are recorded as revenue. Shipping costs are included in the Company’s cost of revenue. Such charges were not significant in any of the periods presented.

Product Warranty

The Company warrants its hardware for a period of three years and software for 90 days. The Company accrues for estimated future warranty costs concurrent with the recognition of revenue. The warranty accrual is based on the Company’s historical experience, which is used to forecast future obligations and is included in current accrued liabilities and other long term liabilities. The Company reports warranty cost as part of its cost of support revenue.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are recorded at cost, subject to adjustments for impairment, and depreciated using the straight-line method over the following estimated ranges of useful lives:

Machinery and equipment	3 to 5 years
Software and computer equipment	2 to 3 years
Furniture, office equipment and other	2 to 5 years
Leasehold improvements	5 years or the term of the lease, whichever is less

Research and Development

Research and development costs are expensed as incurred and primarily include personnel costs, prototype expenses and allocated facilities costs as well as depreciation of equipment used in research and development.

Software Development Costs

Statement of Financial Accounting Standard, or SFAS No. 86, Accounting for the costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technologically feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which products are ready for general release; therefore, software development costs have been expensed as incurred and included in research and development expenses.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income (loss), or OCI, including gains and losses on available-for-sale securities and foreign currency translation adjustments, to be included as part of OCI. Accumulated OCI has been disclosed in the consolidated statements of mandatorily redeemable preferred stock and stockholders’ deficit.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry-forwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

As described in Note 12, effective February 1, 2007, the Company adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, or FIN No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation Contingencies

The Company has been involved in a prolonged patent litigation (Note 5). The costs were expensed as incurred and presented as a part of general and administrative expenses.

Net Loss Per Share

Basic net loss per common share is calculated using the weighted-average number of common shares outstanding during the period that are not subject to vesting provisions. Net loss per common share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock options, unvested common stock, warrants and convertible securities. Basic and diluted net loss per common share was the same for all periods presented, as the impact of all potentially dilutive securities outstanding was anti-dilutive.

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share have been computed to give effect to the conversion of the Company’s Series AA, BB, DD and EE mandatorily preferred stock (using the as-if converted method) into common stock as though the conversion had occurred on the original date of issuance. The 310,019 shares of Series CC mandatorily redeemable convertible preferred stock were excluded from the calculation, as the conversion rate is variable and is convertible only upon a qualified IPO. Based upon the Company’s current valuation management believes that the Series CC mandatorily redeemable convertible Preferred Stock would not automatically convert upon consummation of the IPO contemplated by this Prospectus.

Accounting for Stock-Based Compensation

Effective February 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, including the provisions of Staff Accounting Bulletin No. 107, or SAB 107. Under SFAS No. 123R, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS No. 123R using the prospective transition method. Accordingly, prior periods have not been revised for comparative purposes.

The valuation provisions of SFAS No. 123R apply to new awards and to awards that are outstanding on the effective date, February 1, 2006, which are subsequently modified or canceled. Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, related interpretations, and the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, for employee stock options and recorded compensation cost for options granted at exercise prices that were less than market value of the Company’s common stock at the date of grant. Pursuant to SFAS No. 123R, as the Company utilized the intrinsic value method through January 31, 2006, the Company will continue to recognize compensation expense relating to unvested awards as of the date of adoption using APB No. 25 which is the same accounting principle originally applied to those awards.

For the year ended January 31, 2007 and for the six months ended July 31, 2006 and 2007, the Company recorded stock-based compensation expense of $0.2 million, $0.1 million (unaudited) and $0.3 million (unaudited), respectively. In future periods, stock-based compensation expense may increase as the Company issues additional stock-based awards to continue to attract and retain key employees. SFAS No. 123R also requires that the Company recognize stock-based compensation expense only for the portion of stock options that

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are expected to vest, based on the Company’s estimated forfeiture rate. If the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The adoption of SFAS No. 123R increased the net loss and loss before benefit from income taxes during fiscal year 2007 by approximately $0.2 million and increased net loss per share by $0.17.

Concentrations of risk, significant customers and key suppliers

Most of the Company’s products are currently assembled and tested by a third-party contractor in the United States. There are no long-term agreements with this contractor. A significant disruption in the operations of this contractor may impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Most of the Company’s research and development activities are conducted in the United Kingdom. Significant changes in exchange rates could substantially impact the Company’s results of operations.

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short term investments and accounts receivable. The Company maintains cash, cash equivalents and investments with two financial institutions. The Company performs both periodic evaluations of its investments and the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

The Company performs ongoing credit evaluations of its customers’ financial condition. The Company does not require collateral from its customers. The Company has not experienced significant credit losses to date.

For the year ended January 31, 2006, one customer accounted for approximately 15% of the Company’s total revenue. Two customers represented 21% and 20% of our outstanding accounts receivable as of January 31, 2006. No other customer had greater than 10% of our outstanding accounts receivable as of January 31, 2006.

For the year ended January 31, 2007, one customer accounted for approximately 10% of our total revenue. No other customer accounted for more than 10% of the Company’s revenue. Two customers represented 29% and 12% of our outstanding accounts receivable as of January 31, 2007. No other customer had greater than 10% of outstanding accounts receivable as of January 31, 2007.

For the six months ended July 31, 2007, one customer accounted for approximately 39% of our total revenue. No other customer accounted for more than 10% of the Company’s revenue. One customer represented approximately 20% of our outstanding accounts receivable as of July 31, 2007. No other customer had greater than 10% of outstanding accounts receivable as of July 31, 2007.

Recent Accounting Pronouncements

In June 2006, the EITF ratified its conclusion on EITF Issue 06-02, Accounting for Sabbatical Leave and Other Similar Benefits, Pursuant to FASB Statement No. 43, Accounting for Compensated Absences, or EITF 06-02. EITF 06-02 requires that compensation expense associated with a sabbatical leave, or other similar benefit arrangement, be accrued over the requisite service period during which an employee earns the benefit. EITF 06-02 is effective for fiscal years beginning after December 15, 2006 and should be recognized as either a change in accounting principle through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company adopted EITF 06-02 in the first quarter of fiscal 2008. The adoption of EITF No. 06-02 did not have a material impact upon the consolidated financial statements.

In June 2006, the EITF also ratified its conclusion on EITF No. 06-03, How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), or EITF 06-03. EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer such as sales, use, value added and certain excise taxes is an accounting policy decision that should be disclosed in a Company’s financial statements. Additionally, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensus on EITF No. 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company currently records transaction-based taxes on a net basis in its consolidated statements of operations. The adoption of EITF No. 06-3 did not have a material impact upon the consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, or FIN No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return. FIN No. 48 is effective for the Company’s fiscal and interim reporting periods beginning February 1, 2007. The Company adopted FIN No. 48 in the first quarter of fiscal 2008. The adoption of FIN No. 48 did not have a material impact upon the consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin , or SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement. The Company adopted SAB No. 108 in the year ended January 31, 2007 and such adoption did not have any effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company currently does not expect its adoption to have a significant impact on its consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income or interest expense. SFAS No. 159 is effective for periods beginning after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Balance Sheet Components

Short-Term Investments

The Company invests its excess cash primarily with banks and short and long-term marketable debt securities. These securities primarily include commercial paper, U.S. government agency notes, corporate debt, and money market funds.

The Company’s short-term investments as of January 31, 2007 consisted of investments in commercial paper only. As of January 31, 2007 the Company had no gross unrealized gains or losses related to its short-term investments.

The Company did not have any short-term investments as of January 31, 2006 and July 31, 2007 (unaudited).

Restricted Cash

As of January 31, 2006 the Company had approximately $0.4 million in restricted cash. This balance represented funds placed in a certificate of deposit to secure the Company’s liability under a standby letter of credit in lieu of a cash deposit for its former leased facility in San Jose, California. The lease expired during fiscal year 2007, and as a result the Company terminated the standby letter of credit and the related restricted cash was released.

Accounts receivable

The Company recorded no allowance for bad debts as of January 31, 2006 and 2007 and July 31, 2007 (unaudited).

Inventory

Inventory consists of the following (in thousands):

	January 31,		July 31,
	2006	2007	2007
			(unaudited)
Raw Materials	$1,440	$5,920	$3,871
Spares	101	1,441	3,021
Demonstration Systems	888	1,514	1,103

Inventory	$2,429	$8,875	$7,995

Raw materials consist principally of system components. Spares are products held at our logistics provider for delivery to our customers. Demonstration systems are finished goods located at customer sites under evaluation agreements. The Company generally provides these demonstration systems at no charge for a specified evaluation period (generally one to three months). At the end of the evaluation period, a customer may decide to either purchase the system or return the system to the Company at no further cost or obligation. Returned demonstration systems are disassembled and the related components are held as raw materials.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Product Warranty

The amounts accrued and charged against the warranty reserve are as follows (in thousands):

	January 31,		July 31,
	2006	2007	2007
			(unaudited)
Balance at beginning of period	$249	$1,324	$1,595
Accrual for warranty	1,874	691	548
Settlements made	(799)	(420)	(27)

Balance at end of period	$1,324	$1,595	$2,116

Short-term liability	$950	$1,047	$1,330
Long-term liability	$374	$548	$786

Property and Equipment

Property and equipment consist of the following (in thousands):

	January 31,		July 31,
	2006	2007	2007
			(unaudited)
Machinery and equipment	$3,613	$5,561	$6,497
Software and computer equipment	6,386	7,077	7,555
Furniture, office equipment and other	1,219	828	1,623
Leasehold improvements	1,677	1,365	1,396

	12,895	14,831	17,071
Less: accumulated depreciation and amortization	(10,255)	(10,915)	(12,323)

Property and equipment, net	$2,640	$3,916	$4,748

Comprehensive Income (Loss)

The components of comprehensive income (loss) are as follows (in thousands):

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
				(unaudited)
Net loss	$(27,402)	$(21,108)	$(12,758)	$(7,478)	$(7,170)
Foreign currency translation gain (loss)	(40)	(559)	381	134	109
Unrealized gain (loss) on marketable securities	(8)	8	—	(1)	—

Total comprehensive loss	$(27,450)	$(21,659)	$(12,377)	$(7,345)	$(7,061)

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of accumulated comprehensive income are as follows (in thousands):

	January 31,		July 31,
	2006	2007	2007
			(unaudited)
Accumulated net unrealized gain (loss) on foreign currency translation adjustment	$1,026	$1,407	$1,516
Net unrealized holding gain (loss) on available-for-sale investments	—	—	—

Accumulated comprehensive income	$1,026	$1,407	$1,516

4. Net Loss Per Common Share

The following table sets forth the computation of basic and diluted net loss per common share and pro forma basic and diluted net loss per common share (in thousands, except per share data);

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
				(unaudited)
Numerator:
Net loss attributable to common stockholders	$(27,402)	$(2,403)	$(12,758)	$(7,478)	$(7,170)

Denominator:
Denominator for basic and diluted calculation	2	100	711	473	1,434

Net loss per common share, basic and diluted	$(14,161.24)	$(24.14)	$(17.93)	$(15.81)	$(5.00)

Basic and diluted weighted average shares used above			711		1,434
Pro forma adjustment to reflect assumed conversion of Series AA, BB, DD and EE mandatorily redeemable convertible preferred stock weighted (unaudited)			20,763		23,484

Pro forma weighted shares used in net loss per common share (unaudited)			21,474		24,918

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.59)		$(0.29)

The following mandatorily redeemable convertible preferred stock, common stock subject to repurchase and outstanding options and warrants to purchase common stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have an anti-dilutive effect (in thousands):

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
				(unaudited)
Mandatorily redeemable convertible preferred stock	280	15,999	23,484	23,004	23,484
Common Stock subject to repurchase	2	3	829	1,058	686
Options to purchase common stock	100	2,677	3,386	2,876	3,513
Warrants to purchase common stock	2	2	2	2	2

Total	384	18,681	27,701	26,940	27,685

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 310,019 shares of Series CC mandatorily redeemable convertible preferred stock were excluded from the above table, as the conversion rate is variable and is convertible only upon a qualifying IPO.

5. Commitments and Contingencies

Leases

In October 2000, the Company entered into a non-cancelable operating lease for a facility in Bracknell, United Kingdom for the period November 1, 2000 to October 26, 2015. In May 2006, the Company entered into a non-cancelable operating lease for a facility in San Jose, California for the period June 23, 2006 to August 30, 2009. Future minimum lease payments due under operating leases with remaining non-cancelable lease terms in excess of one year as of January 31, 2007 are as follows (in thousands):

Year ended January 31,	Operating leases
2008	$976
2009	976
2010	841
2011	652
2012	652
thereafter,	3,097

Total	$7,194

Future minimum lease payments due under operating leases with remaining non-cancelable lease terms in excess of one year as of July 31, 2007 are as follows (in thousands):

Year ended January 31,	Operating leases
(unaudited)
Remainder of 2008	$497
2009	993
2010	859
2011	670
2012	670
thereafter,	3,180

Total	$6,869

The terms of certain lease arrangements have free or escalating rent payment provisions. Rent expense is recognized on a straight-line basis over the lease period resulting in a deferred rent liability. Rent expense under all operating leases amounted to approximately $2.1 million, $1.9 million and $1.5 million for the years ended January 31, 2005, 2006 and 2007, respectively and $0.7 million (unaudited) and $0.5 million (unaudited) for the six months ended July 31, 2006 and 2007, respectively.

Purchase commitments

In order to ensure the availability of certain components, the Company commits to certain vendors for minimum purchase commitments. If the Company fails to meet its purchase commitments, the Company is subject to a 15% restocking fee for the unused portions of the commitment. The Company has met its purchase commitments and therefore has not recorded any restocking fee.

Additionally, the Company has an obligation to purchase components procured by its contract manufacturer based on the Company’s purchase orders if these components become obsolete. As of January 31, 2007 the

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company accrued approximately $0.3 million related to components purchased by the Company’s subcontractor in the years ended January 31, 2006 and 2007, which became obsolete.

Indemnification Obligations

The Company’s bylaws require it to indemnify its officers and directors, as well as those who act as directors and officers of other entities at the request of the Company, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnity agreements with each director and officer that provide for indemnification of these directors and officers under certain circumstances. The Company purchases insurance to cover claims or a portion of any claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s bylaws or these indemnity agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot reasonably be estimated. Historically, the Company has not made payments related to these indemnification obligations and the Company believes the estimated fair value of these indemnification obligations is not material. Accordingly, the Company has recorded no liabilities for these agreements as of January 31, 2006 and 2007 and July 31, 2007 (unaudited).

As is customary in the Company’s industry and as provided for under local law in the U.S. and other jurisdictions, many of the Company’s standard contracts provide remedies to customers and other third parties with whom the Company enters into contracts in the event that a claim is brought against the purchaser and user of Company products alleging that the products infringe a United States patent or copyright. These contract remedies include provisions for the defense, settlement or payment of any final judgment entered against the indemnified party, subject to certain limitations set forth in the contract. From time to time, the Company also agrees to indemnify customers, suppliers, contractors, lessors, lessees and other parties with whom it enters into contracts, against loss, expense or liability arising from various triggering events related to the sale and the use of the Company’s products and services, the use of the other party’s goods, services, or facilities, and other matters covered by such contracts, generally subject to a specified maximum amount. In addition, from time to time, the Company also agrees to indemnify third parties with whom it contracts against claims related to undiscovered liabilities, additional product liability or environmental claims or obligations. The Company also has an errors and omissions insurance policy that substantially reduces its potential loss under indemnification obligations. Claims made under such indemnification obligations have been insignificant, and the Company believes the estimated value of these indemnification obligations is not material. Accordingly, the Company has recorded no liabilities for these provisions as of January 31, 2006 and 2007 and July 31, 2007 (unaudited).

Legal proceedings

In July 2003, Network Appliance, Inc. or NetApp, filed suit against the Company in Delaware federal court alleging infringement on certain patents held by NetApp. In November 2003 the suit was transferred to the Federal court in Santa Clara County, California. On July 26, 2005, the district court entered judgment in favor of the Company on all claims based on previous orders finding several claims of one patent invalid, and the remaining asserted claims not infringed.

On August 3, 2005, NetApp filed a notice of appeal to the Court of Appeals for the Federal Circuit, and in December 2005, NetApp filed its appellate brief to contest the dismissal of the lawsuit. The Company filed its response in March 2006. NetApp filed its responsive brief on April 24, 2006. The Company’s reply brief was filed in October of 2006 and a hearing was held in October of 2006. The Court of Appeals for the Federal Circuit affirmed the judgment of the District Court.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From time to time, the Company may also be involved in other legal actions arising in the ordinary course of business. Litigation is inherently unpredictable, and the outcome of any legal proceeding is difficult to predict with any certainty. Should there be an adverse judgment against the Company, it may have a material adverse impact on our financial statements. As of January 31, 2007 and July 31, 2007 (unaudited) the Company did not have any pending litigation and recorded no accrual in the consolidated financial statements.

6. Standby Letter of Credit

In lieu of a cash deposit for a former leased facility in San Jose, California, the Company was required to maintain a standby letter of credit in favor of the landlord of $429,000. The financial institution which issued the standby letter of credit required that the Company collateralize the letter of credit with a certificate of deposit. This certificate of deposit was included in restricted cash on the consolidated balance sheet as of January 31, 2006.

7. Related Party Transactions

Prior to February 1, 2004, we had outstanding various non-recourse note agreements with certain officers, two of whom were also directors. These note agreements originally totaled $1,226,000 for the purchase of our stock of which $893,000 remained outstanding as of February 1, 2004. During the year ended January 31, 2006, these note receivables were cancelled in connection with the repurchase of shares acquired with the proceeds of the notes. As of January 31, 2007, there was a zero balance under these agreements.

8. Financing Arrangements

In December 2003, the Company entered into a loan agreement, or the December 2003 loan, with a financial institution which allowed maximum borrowings up to $3.0 million to be used to finance the acquisition of equipment, which served as collateral for the outstanding loans. In connection with the execution of the loan agreement, the Company issued warrants in 2003 (Note 11). Borrowings under this agreement had a floating interest rate based on the yield of a 36 month Treasury note plus 7 1/4%. This loan agreement expired in December 2006. This credit facility had a $1.3 million outstanding balance as of January 31, 2006 and zero balance as of January 31, 2007 and July 31, 2007 (unaudited).

In January 2005, the Company entered into a revolving borrowing agreement with the same financial institution which allowed maximum borrowings up to $10.0 million based on the Company’s eligible accounts receivable. Borrowings under this agreement had a floating interest rate based on the banks prime rate plus a markup of between 0.5% and 3.25%. This loan agreement expired in January 2007. This credit facility had a balance of $3.1 million as of January 31, 2006 and a zero balance as of January 31, 2007 and July 31, 2007 (unaudited).

In May 2007, the Company entered into a line of credit facility with Silicon Valley Bank for $7.5 million. This line of credit is secured by our accounts receivable. The interest rate on this line is variable, ranging between 0.5% and 3.25% over the bank’s prime rate on the outstanding balance based on unrestricted cash balances. There is also an unused line charge of 0.375%, on the unused portion of the facility. This facility matures on January 25, 2009. There are no financial covenants associated with this line of credit. As of July 31, 2007, this line of credit had a balance of $1.5 million and $6.0 million (unaudited) available for future borrowings.

9. Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit

In May 2005, the Company engaged in a recapitalization pursuant to which each holder of Series D-1 mandatorily redeemable convertible preferred stock, or Series D-1 was given the option to invest in Series AA

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

mandatorily redeemable convertible preferred stock, or Series AA at a price of $3.00 per share. Holders of Series D-1 that invested in Series AA were permitted to convert shares of Series D-1 held with a liquidation preference of 2.25 times the amount invested in Series AA into Series BB mandatorily redeemable convertible preferred stock, or Series BB. The conversion ratio was such that each share of Series D-1 converted into approximately 1.39 shares of Series BB. If holders of Series D-1 did not invest in Series AA or did not invest a sufficient amount to allow all their Series D-1 shares to be fully converted to Series BB, then shares of Series D-1 were converted into Series CC mandatorily redeemable convertible preferred stock, or Series CC. The conversion ratio of Series D-1 into Series CC was based upon their respective liquidation preferences of $4.18 and $60.00, and resulted in a conversion ratio of one share of Series D-1 converting into 0.07 shares of Series CC.

As a result of this, the 6,690,300 and 4,428,843 shares of Series D-1 were converted into 9,297,699 shares of Series BB and 310,019 shares of Series CC, respectively.

As part of the recapitalization all prior series of mandatorily redeemable convertible preferred stock, Series A, B and C, were converted into 30,741, 50,461 and 54,325 shares of common stock, respectively. In conjunction with the recapitalization, the Company completed a 1-for-40 reverse stock split of all classes of stock existing prior to the recapitalization. The table below shows the numbers of shares of each class before and after the recapitalization (all numbers reflect the reverse split).

	Pre-recapitalization	Post-recapitalization
Series A	556	—
Series B	723	—
Series C	656	—
Series D-1	277,979	—
Series AA	—	4,391,453
Series BB	—	9,297,699
Series CC	—	310,019

In May and June 2005, as part of the recapitalization, 4,391,453 shares of Series AA were issued.

The aggregate gross proceeds from the above recapitalization were $13.2 million.

In accordance with EITF Topics D-42 and D-53, the Company recorded a gain attributable to the common stockholders on the conversion of the Series D-1 into shares of Series BB and Series CC. The net gain of $18.7 million represents the excess of the carrying amount of the Series D-1 prior to the recapitalization of $46.3 million and the fair value of the Series AA, BB and CC of $40.8 million issued to the holders of the Series D-1, net of the cash invested of $13.2 million.

The gain on the exchange of the preferred stock in the connection with the recapitalization is offset against net loss in determining the net loss attributable to common stockholders for purposes of computing earnings per share. The respective fair values of shares of Series AA, BB and CC were determined by an independent retrospective valuation performed as of July 31, 2005 (See Note 10 for further details regarding the valuation methodology and assumptions).

In September and October 2005 the Company issued two million shares of Series AA for proceeds of $6.0 million.

On February 28, 2006, the Company issued $6.4 million in convertible promissory notes, or the Notes, together with warrants to purchase shares of Series DD or, if the Company did not issue any shares of Series DD

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in a qualified financing on or before June 1, 2006, Series AA mandatorily redeemable preferred stock. Each warrant entitled its holder to exercise and purchase shares of the Company’s securities as follows: (i) if the Company consummated a qualified financing on or before June 1, 2006, the number of shares exercisable was equal to 10% of the principal amount of the Note purchased by such holder divided by the Series DD issue price or (ii) if the Company did not consummate a qualified financing on or before June 1, 2006, the number of shares exercisable was equal to 15% of the principal amount of the Note purchased by such holder divided by the issue price of the Series AA. Pursuant to the Series DD financing (noted below), all outstanding principal amounts plus accrued interest on the Notes were converted into shares of the Company’s Series DD mandatorily redeemable preferred stock at conversion price of $4.14 per share and all warrants issued pursuant to the note and warrant financing were cancelled by mutual agreement. The warrants were valued using the Black-Scholes model with the following assumptions: volatility 59%, term 5 years, risk-free interest rate 5%, dividend yield 0%. The discount on the notes of $0.3 million resulting from the allocation of proceeds to the warrants was amortized to interest expense over the life of the notes. The gain of $0.3 million related to the cancellation of these warrants was recorded as other income in the consolidated statements of operations for the year ended January 31, 2007.

In May and June 2006, the Company issued a total of 7,004,826 shares of Series DD mandatorily redeemable convertible preferred stock at a price of $4.14 per share for gross proceeds of $29.0 million, including conversion of the above notes.

In November 2006, as a part of the master distribution arrangement with HDS, the Company issued a total of 789,980 shares of Series EE mandatorily redeemable convertible preferred stock at a price of $5.19 per share, which approximated fair value based upon an independent valuation completed in December 31, 2006 for gross proceeds of approximately $4.1 million.

The following table lists the shares of mandatorily redeemable convertible preferred stock authorized and outstanding as of January 31, 2007 and July 31, 2007 (unaudited).

(in thousands)	Number of Shares		Liquidation Amount	Carrying Value
Series	Authorized	Outstanding
Series AA	6,391	6,391	$38,349	$26,351
Series BB	9,298	9,298	27,893	20,250
Series CC*	311	310	—	—
Series DD	7,005	7,005	29,000	28,809
Series EE	790	790	4,100	4,100

Total	23,795	23,794	$99,342	$79,510

*	See liquidation section below.

Voting Rights

The holder of each share of mandatorily redeemable convertible preferred stock (other than Series CC) is entitled to one vote for each share of common stock into which it is convertible. Except as required by law, the Series CC mandatorily redeemable convertible preferred stock does not have any voting rights.

Conversion

Each share of mandatorily redeemable convertible preferred stock (other than Series CC) is convertible, at the option of the holder, at any time into such number of shares of common stock as determined by dividing the

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

applicable original issue price by the conversion price applicable to such share in effect at the date of conversion, initially on a one for one basis. The conversion prices of Series AA, Series BB, Series DD and Series EE are $3.00, $3.00, $4.14 and $5.19, respectively.

Each share of Series AA, Series BB, Series DD and Series EE is automatically convertible into common stock, at the then applicable conversion price upon the closing of an underwritten public offering with an offering price of at least $10.35 per share and aggregate offering proceeds exceeding $40 million, or qualified IPO, or with the written consent of at least two-thirds (66 2/3%) of the holders of the then outstanding shares of Series AA, Series BB, Series DD and Series EE.

Each share of Series CC is automatically convertible into shares of common stock only upon the closing of a qualified IPO. In the event of such a conversion, each share of Series CC is convertible into such number of shares of common stock as is determined by dividing $60.00 by the price per share to the public of the common stock sold in such qualified IPO.

Dividends

The holders of Series DD and Series EE are entitled to receive non-cumulative dividends out of any assets legally available prior and in preference to declaration or payment of any dividend on the other classes of mandatorily redeemable convertible preferred stock and the common stock at the rate of $0.3312, and $0.4152 per share per annum, respectively, when and if declared by the Board. After payment of the Series DD and Series EE dividend, the holders of Series AA and Series BB are entitled to receive non-cumulative dividends prior and in preference to any declaration or payment of dividend on common stock at the rate of approximately $0.24 per share per annum, when and if declared by the Board. After the holders of the Series AA, Series BB, Series DD and Series EE mandatorily redeemable convertible preferred stock have received their dividend preferences, they will participate with shares of common stock on an as-converted-to common stock basis as to any additional declaration or payment of any dividend. No dividends have been declared or paid as of January 31, 2007 or July 31, 2007 (unaudited).

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the stockholders of the Company will be made in the following manner. The holders of the of Series DD and Series EE are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of other classes of stock, an amount per share equal to the sum of the original purchase price of $4.14 and $5.19 per share, respectively, plus any declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series DD and Series EE are insufficient to permit the payment of the full preferential amounts, the entire assets and funds legally available for distribution will be distributed ratably among the holders of the Series DD and Series EE.

After payment of the full preferential amount to the holders of the Series DD and Series EE, the holders of the Series AA are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series BB, Series CC or common stock, the amount of $6.00 per share, plus any declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series AA are insufficient to permit the payment to such holders of the full Series AA preferential amount, the entire assets and funds of the Company legally available for distribution after the payment of the Series DD and EE preference amounts will be distributed ratably among the holders of the Series AA.

After payment of the full preferential amount to the Series AA, Series DD and Series EE mandatorily redeemable preferred stock holders, the holders of the Series BB mandatorily redeemable preferred stock are

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series CC or common stock, the amount of $3.00 per share, plus an amount equal to all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series BB is insufficient to permit the payment to such holders of the full Series BB preference amounts, the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of the Series BB.

After the payment of the full preferential amount to the Series AA, Series BB, Series DD and Series EE mandatorily redeemable preferred stock holders, the remaining assets and funds of the Company legally available for distribution to the preferred and common stock holders of the Company, will be distributed among the holders of the mandatorily redeemable convertible preferred and common stock in the following manner.

First the Series DD and EE holders receive their pro rata share of the remaining assets on an as-converted basis. Next, the Series CC holders and other stockholders (excluding Series DD and Series EE) each receive 50% of the remaining assets until the Series CC holders have received an amount of $20.00 per share. Other shareholders (excluding Series DD and Series EE) receive their pro rata share of 50% of the remaining assets on as-converted basis, except that 50% of the amount otherwise distributable to the Series BB holders will instead be allocated to the Series AA holders. Next, the Series CC holders and other stockholders (excluding Series DD and Series EE) each receive 7% and 93% of the remaining assets, until the Series CC holders have received a total amount of $60.00 per share. Other shareholders (excluding Series DD and Series EE) receive their pro rata share of 93% of the remaining assets on as-converted basis, except that 50% of the amount otherwise distributable to the Series BB holders will instead be allocated to the Series AA holders. Thereafter, the Series CC and other stockholders (excluding Series DD and Series EE) receive 3.5% and 96.5% of the remaining assets, respectively, on a pro rata basis, except that 50% of the amount otherwise distributable to the Series BB holders will instead be allocated to the Series AA holders.

The merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50% of the voting stock of the surviving company or the sale, transfer or lease of substantially all of the assets of the Company is deemed to be a liquidation, dissolution or winding up of the Company, or a liquidation event. As the redemption event is outside of the Company’s control, all shares of mandatorily redeemable preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities.

Redemption Rights

Outside of certain preferences granted upon liquidation, the holders of all series of mandatorily redeemable convertible preferred stock have no redemption rights.

10. Share Based Payments

Stock Option Plan

In April 2000, the Company adopted the 2000 Stock Option Plan, or 2000 Plan, amended in February 2001, under which the Board of Directors may issue incentive stock options to employees, including officers and members of the Board or Directors who are also employees, and non-qualified stock options to employees, officers, directors, consultant, and advisors of the Company.

Under the 2000 Plan, incentive options to purchase the Company’s common stock may be granted to employees at prices not lower than fair value at the date of grant, as determined by the Board of Directors (110% in certain cases). Non-qualified options may be granted to key employees, including directors and consultants, at

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prices not lower than 85% of fair value at the date of grant (110% in certain cases), as determined by the Board of Directors. Generally, awards granted vest over four years from date of grant and expire ten years from date of grant.

Stock options granted under the Company’s 2000 plan provide employee option holders the right to exercise unvested options. These unvested shares are subject to repurchase by the Company at the original issuance price in the event the optionee’s employment is terminated either voluntarily or involuntarily. Such unvested shares are recorded as a liability on the balance sheet and reclassified into equity as the shares vest. As of January 31, 2006 and 2007, and July 31, 2007, 3,000, 829,318, and 685,943 (unaudited) shares of common stock, respectively, were subject to repurchase by the Company at the original exercise value. Exercise value of $22,000, $48,000, and $133,000 (unaudited) as of January 31, 2006 and 2007, and July 31, 2007, respectively, was included in other liabilities.

The activity of unvested shares of common stock for the six months ended July 31, 2007 is as follows:

Number of shares
Unvested shares as of January 31, 2007	829,318
Exercised unvested stock options (unaudited)	114,033
Vested (unaudited)	(256,761)
Repurchased (unaudited)	(647)

Unvested shares as of July 31, 2007 (unaudited)	685,943

During the fiscal years ended January 31, 2005, 2006 and 2007 and the six months ended July 31, 2007 (unaudited), the Company granted stock options with exercise prices as follows:

	Options Outstanding

	Number of Options	Weighted Average Exercise Price	Range of Exercise Prices
Balances at January 31, 2004	89,661	$36.33
Grants	33,462	20.00
Exercises	(5,788)	20.00	$20.00 - $20.00
Forfeited	(17,245)	51.53

Balances at January 31, 2005	100,090	29.00
Grants	2,932,905	0.04
Exercises	(10,794)	0.03	$0.03 - $0.03
Forfeited	(344,882)	3.69

Balances at January 31, 2006	2,677,319	0.65
Grants	2,802,401	0.39
Exercises	(1,882,724)	0.04	$0.03 - $0.18
Forfeited	(210,602)	1.76

Balances at January 31, 2007	3,386,394	0.71
Grants (unaudited)	627,925	1.89
Exercises (unaudited)	(434,197)	0.28	$0.03 - $20.00
Forfeited (unaudited)	(67,464)	1.22

Balances at July 31, 2007 (unaudited)	3,512,658	$0.96

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding and exercisable and vested as of January 31, 2007.

	Options Outstanding			Options Exercisable and Vested
Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$0.03	1,305,234	8.33	$0.03	896,288	$0.03
$0.05	112,775	8.55	0.05	4,303	0.05
$0.18	1,416,263	9.39	0.18	188	0.18
$0.28	58,000	8.49	0.28	—	—
$0.71	15,000	9.52	0.71	2,500	0.71
$1.70	428,965	9.48	1.70	—	—
$20.00	50,075	6.93	20.00	39,258	20.00
$1,100.00	42	6.32	1,100.00	35	1,100.00
$4,400.00	23	4.86	4,400.00	23	4,400.00
$11,000.00	17	4.64	11,000.00	17	11,000.00

Total	3,386,394	8.91	$0.71	942,612	$1.21

The following table summarizes information about stock options outstanding and exercisable and vested at July 31, 2007 (unaudited).

	Options Outstanding			Options Exercisable and Vested
Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$0.03 - 0.03	961,001	7.74	$0.03	799,896	$0.03
$0.05 - 0.05	91,375	8.66	0.05	30,206	0.05
$0.18 - 0.18	1,381,663	7.80	0.18	267,251	0.18
$0.28 - 0.71	66,000	8.81	0.38	23,673	0.36
$1.70 - 1.70	762,298	9.28	1.70	3,699	1.70
$2.28 - 2.28	201,300	9.01	2.28	31	2.28
$20.00 - 20.00	48,939	6.53	20.00	41,563	20.00
$1,100.00 - 1,100.00	42	5.82	1,100.00	42	1,100.00
$4,400.00 - 4,400.00	23	4.37	4,400.00	23	4,400.00
$11,000.00 - 11,000.00	17	4.15	11,000.00	17	11,000.00

Total	3,512,658	8.20	$0.96	1,166,401	$1.08

The weighted-average remaining contractual life for all exercisable and vested stock options as of January 31, 2007 and July 31, 2007 was 8.29 and 8.02 years (unaudited), respectively. The weighted-average remaining contractual life of all vested and expected-to-vest stock options as of January 31, 2007 and July 31, 2007 was 8.91 and 8.20 years (unaudited), respectively.

The intrinsic value of stock options outstanding, exercisable and expected-to-vest is calculated based on the difference between the exercise price and the fair value of our common stock as of January 31, 2007 and July 31, 2007. The aggregate intrinsic value of stock options outstanding as of January 31, 2007 was $2.4 million, of which $0.2 million was related to exercisable options. The aggregate intrinsic value of stock options outstanding

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of July 31, 2007 (unaudited) was $16.0 million, of which $5.8 million was related to exercisable options. The aggregate intrinsic value of stock options vested and expected-to-vest net of estimated forfeitures was $2.5 million and $12.9 million as of January 31, 2007 and July 31, 2007 (unaudited), respectively.

The intrinsic value of exercised stock options is calculated based on the difference between the exercise price and the fair value of our common stock as of the exercise date. The aggregate intrinsic value of exercised stock options was $0.9 million and $1.5 million (unaudited) during the year ended January 31, 2007 and the six months ended July 31, 2007, respectively.

The total grant date fair value of stock options that vested during the years ended January 31, 2005, 2006 and 2007 and the six months ended July 31, 2007 was $102,000, $9,000 and $0.2 million and $0.2 million (unaudited), respectively.

As of January 31, 2007 and July 31, 2007, there were $1.2 million and $1.8 million (unaudited), respectively, of unrecognized stock-based compensation cost related to stock options granted under the Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.0 years and 3.1 years as of January 31, 2007 and July 31, 2007 (unaudited), respectively.

Information regarding stock options granted during the years ended January 31, 2005, 2006, and 2007 and the six months ended July 31, 2007 is summarized as follows.

	Shares	Weighted- Average Exercise Price	Weighted- Average Fair Value of Common Stock
Exercise price equals fair value of common stock	33,462	$20.00	$20.00
Year ended January 31, 2005	33,462
Exercise price equals fair value of common stock	1,731	$20.00	$20.00
Exercise price more than fair value of common stock	2,931,174	$0.03	$—
Year ended January 31, 2006	2,932,905
Exercise price less than fair value of common stock	783,148	$0.05	$0.28
Exercise price less than fair value of common stock	1,502,388	$0.18	$0.71
Exercise price less than fair value of common stock	62,000	$0.28	$0.71
Exercise price equals fair value of common stock	15,000	$0.71	$0.71
Exercise price more than fair value of common stock	439,865	$1.70	$1.41
Year ended January 31, 2007	2,802,401
Exercise price less than fair value of common stock (unaudited)	425,625	$1.70	$2.28
Exercise price equals fair value of common stock (unaudited)	202,300	$2.28	$2.28
Six months ended July 31, 2007 (unaudited)	627,925

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-based compensation expenses recorded during the year ended January 31, 2007 and the six months ended July 31, 2006 and 2007 are included in the Company’s consolidated statement of operations as follows:

	Year ended January 31, 2007	Six months ended July 31,
(in thousands)		2006	2007
		(unaudited)
Sales and marketing	$61	$6	$125
Research and development	26	1	39
General and administrative	110	34	91

Total	$197	$41	$255

No employee stock-based compensation was recorded in the years ended January 31, 2005 and 2006.

Capitalizable share-based compensation expense relating to inventory or deferred cost of sales was not significant for any period presented.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	Year ended January 31, 2007	Six months ended July 31,
		2006	2007
		(unaudited)	(unaudited)
Risk-free interest rates	4.38% to 4.75%	4.38% to 4.75%	4.59% to 4.88%
Expected life	4.95	4.95	4.95
Expected dividends	0%	0%	0%
Expected volatility	59%	59%	59%

The weighted average grant date fair value of options granted to employees for the years ended January 31, 2005, 2006 and 2007 and the six months ended July 31, 2007 were $3.10, $0.00, $0.51 and $1.89 (unaudited), respectively.

The Company estimated historical volatility data based on an analysis of a peer group of public companies. The Company based its expected volatility estimate on reported market value data for a group of companies that have granted options with substantially similar terms and which have similar business profiles, including in various cases size, profitability, industry, growth, and risk.

The estimation of the expected term of options gave consideration to historical exercises, post vesting cancellations and the options’ contractual term. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity at the time of grant. For options granted since February 1, 2006, the expected option life has been 4.95 years; the risk-free interest rate rates ranged from approximately 4.38% to 4.88%; and the expected dividend rate was zero. The Company applied an estimated forfeiture rate of 6% to 7% based on its historical forfeiture rate.

The absence of an active market for the Company’s common stock also required the Company’s board of directors to estimate the fair value of our common stock for purposes of granting options and for determining stock-based compensation expense for the periods presented. In response to these requirements, the Company’s board of directors estimated the fair market value of common stock at each meeting at which options were granted, based on factors such as the price of the most recent preferred stock sales to investors, the amount of

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash held by the Company, the preferences held by the preferred stock classes in favor of common shares, valuation studies by independent third-party appraisers, the valuations of comparable companies, the hiring of key personnel, the status of our development and sales efforts, revenue growth, and additional objective and subjective factors relating to the Company’s business. The Company has historically granted stock options at not less than the fair market value of common stock as determined at the time of grant by the Company’s board of directors, with input from management.

From December 2006 through September 2007 the Company engaged an independent third-party valuation firm to perform valuations of its common stock. The Company obtained retrospective valuations of the estimated then-current fair values of our stock for July 2005, January 2006 and June 2006 to assist management in reassessing estimates of fair market value. The Company also obtained contemporaneous valuations for December 2006, March 2007, June 2007 and August 2007. The differences, if any, between the exercise price per share of the option grants, and the reassessed fair value of the common stock applicable to those dates, has been included in the calculation of stock-based compensation expense.

The valuations were based on estimates, judgments, and other assumptions, including selection of valuation methods, comparable companies and time to liquidity event. If different estimates or other assumptions had been used, the valuations would have been different.

The following table presents information with respect to options granted during the years ended January 31, 2006 and 2007 and the six months ended July 31, 2007. The Company performed a retrospective valuation for options granted on various dates and contemporaneous valuations for options granted on all other dates in the table.

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price per Share	Fair Value of Common Stock per Share	Intrinsic Value per share
February 2005 - April 2005	1,731	$20.00	$20.00	$—
May 2005 - July 2005	2,808,714	0.03	—	—
August 2005 - October 2005	92,050	0.03	—	—
November 2005 - January 2006	30,410	0.03	0.28	0.25
February 2006 - April 2006	783,148	0.05	0.28	0.23
May 2006 - July 2006	62,000	0.28	0.71	0.43
August 2006	1,502,388	0.18	0.71	0.53
August 2006	15,000	0.71	0.71	—
September 2006	6,900	1.70	1.41	—
November 2006 - January 2007	432,965	1.70	1.41	—
February 2007 - March 2007 (unaudited)	425,625	1.70	2.28	0.58
April 2007 - July 2007 (unaudited)	202,300	$2.28	$2.28	$—

Total	6,363,231

Non-Employee Stock Options

Compensation expense for options granted to consultants was not material for the years ended January 31, 2005 and 2006 and for the six months ended July 31, 2006 and 2007 (unaudited).

Restricted stock

In April 2006 the Company issued 47,676 shares of restricted common stock to an officer of the Company. The fair value of this restricted stock of approximately $11,600 will be amortized over the vesting period of 4

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years and expenses of approximately $2,300, $900 and $1,400 were recorded in the year ended January 31, 2007 and six months ended July 31, 2006 (unaudited) and 2007 (unaudited), respectively.

Reserved Shares

As of January 31, 2007 and July 31, 2007, the Company has reserved shares of common stock for future issuance as follows:

	As of January 31, 2007	As of July 31, 2007
		(unaudited)
Conversion of mandatorily redeemable convertible preferred stock	23,793,971	23,793,971
Stock Option Plan:
Options outstanding	3,386,394	3,512,658
Reserved for future grants	1,846,157	1,286,343
Stock option issued outside the 2000 Stock Option Plan	61	61
Warrants to purchase common stock	1,589	1,589
Warrants to purchase preferred stock	1,500	1,500

Total	29,029,672	28,596,122

11. Warrants

In July 2000, the Company issued warrants to a consultant to purchase 1,589 shares of common stock at an exercise price of $630.91 per share in connection with services rendered relating to its issuance of shares of Series B convertible preferred stock and were fully vested at the time of issuance. This warrant is exercisable at any time and will expire in July 2010. These warrants are re-measured each reporting period and recorded as a liability. The fair value of these warrants is not significant.

In December 2003, the Company issued warrants to purchase 538 shares of series D-1 mandatorily redeemable convertible preferred stock at $167.20 per share in connection with a loan agreement. The warrant was fully vested at the time of issuance. As a result of recapitalization (Note 9) the warrant was converted into a warrant to purchase 1,500 series CC mandatorily redeemable convertible preferred stock. These warrants are re-measured each reporting period and recorded as a liability. The fair value of these warrants is not significant.

As part of our agreement with HDS in November 2006, the Company authorized for future issuance nine warrants to purchase a total of 1,362,762 shares of common stock at the fair market value on date of grant of each warrant. The warrants will be fully vested at the time of issuance. Warrants 1-3, 4-6 and 7-9 are to be issued upon achievement of specific revenue milestones in first, second and third years, respectively, ending March 31, 2010. The warrants will expire on the later of two years from the date of grant or November 14, 2010.

The Company records a reduction in revenue for the value of each warrant in the period the warrant is deemed expected to vest (i.e. in the period when the Company determines that the revenue target is achievable). The value of each warrant expected to vest is determined using the Black-Scholes model and re-measured each period the warrant remains expected to vest. The final measurement for each warrant will be at issuance after meeting the revenue target. In the event that the Company determines that a warrant for which a reduction in revenue has been recorded (as it was expected to vest) will not vest, all reductions in revenue previously recorded related to that warrant will be reversed to revenue.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended January 31, 2007, the Company recorded a charge of approximately $90,000 related to warrants that were deemed expected to vest. For the six months ended July 31, 2007, the Company recorded a charge of approximately $725,000 (unaudited) related to warrants that were deemed expected to vest.

The milestone for warrant 1 was achieved as of May 31, 2007. The milestone for warrant 2 was achieved as of August 15, 2007. Warrant 1 and 2 were issued in August 2007 to purchase 302,836 shares of Common Stock at an exercise price of $5.22 per share. The Company expects that the milestone for warrant 3 will be achieved by March 31, 2008.

12. Income Taxes

Effective February 1, 2007, the Company adopted FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN 48 on February 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. As a result of the implementation of FIN 48, the Company recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current taxes payable and long term taxes payable upon adoption of FIN 48. The total amount of unrecognized tax benefits as of the February 1, 2007 adoption date and July 31, 2007 was approximately $5.0 million (unaudited) and approximately $5.0 million (unaudited), respectively, which, if recognized, would affect our net operating loss carry-forwards.

Upon adoption of FIN 48, the Company’s policy to include interest and penalties related to unrecognized tax benefits within its benefit from income taxes did not change. As of July 31, 2007, the Company had no amount accrued for payment of interest and penalties related to unrecognized tax benefits and no amounts as of the adoption date of FIN 48 (unaudited) . For the six months ended July 31, 2006 and 2007, the Company recognized no amounts of interest and penalties related to unrecognized tax benefits in its provision for income taxes (unaudited).

The tax years 2002 through 2006 remain open to examination by the major domestic taxing jurisdictions to which the Company is subject, and for the United Kingdom the tax years 2002 through 2006 remain open to examination.

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The domestic and foreign components of loss before income tax expense were as follows (in thousands):

	Year ended January 31,
	2005	2006	2007
Domestic	(11,438)	(11,095)	(7,640)
Foreign	(16,837)	(13,935)	(6,101)

	(28,275)	(25,030)	(13,741)

Benefit from income taxes consisted of the following (in thousands):

	Year ended January 31
	2005	2006	2007
Current
Federal	$—	$—	$—
State		—	—
Foreign	(873)	(3,922)	(983)

	(873)	(3,922)	(983)
Deferred
Federal	—	—	—
State	—	—	—

	—	—	—
Total benefit from income taxes	$(873)	$(3,922)	$(983)

Reconciliation of the statutory federal income tax rate to the Company’s effective tax:

	Year ended January 31
	2005	2006	2007
Tax at federal statutory rate	34%	34%	34%
Research and development tax credit	3%	—	—
Foreign rate differential	(2%)	(3%)	(9%)
Change in valuation allowance	(40%)	(15%)	(18%)
Other	8%	—	—

Benefit from taxes	3%	16%	7%

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred assets consist of the following (in thousands):

	Year ended January 31,
	2006	2007
Depreciation and amortization	$444	$421
Accrued liabilities & allowances	1,369	2,115
Deferred revenue	191	229
Research and development credit	310	310
Other	—	51
Net operating loss carry-forwards	31,080	30,626

Gross deferred tax assets	33,394	33,752
Deferred tax liability	—	—

Total deferred tax assets	$33,394	$33,752

Valuation allowance	$(33,394)	$(33,752)

Net deferred tax assets	$—	$—

Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance had been recorded. The increase in valuation allowance was approximately $0.4 million for the year ended January 31, 2007 and $3.3 million for the year ended January 31, 2006.

The Company has received a research and development tax credit from the United Kingdom’s HM Revenue & Customs for research work completed in 2003, 2004, and 2005. For research work completed in 2006 and 2007, this tax credit is estimated to total approximately $2.2 million dollars at January 31, 2007.

As of January 31, 2007, the Company has net operating loss carry-forwards of approximately $64.0 million for federal and $56.2 million for state tax purposes. If not utilized, these carry-forwards will begin to expire in 2021. The Company also has a foreign net operating loss carry-forward of approximately $35.2 million which can be carried forward indefinitely.

The Company has federal and state research and development credit carry-forwards of approximately $0.1 million and $0.2 million, respectively. If not utilized, the federal carry-forward will expire in various amounts beginning in 2021. The California credit can be carried forward indefinitely.

The Company is currently reviewing its prior research and development, or R&D, claims in the United States to determine if it is eligible for additional credits. In the event that the Company concludes that it was eligible to claim additional R&D credits in the past tax filings, the Company will record these additional credits as deferred tax assets. However, as the Company does not feel it is more likely than not that it will realize its deferred tax assets, a valuation allowance would be established against any additional R&D credits claimed. The net effect would be that any additional R&D credits claimed will have no impact on the balance sheet or income statement until such time that the Company determines that realization of the asset is more likely than not and as such removes the valuation allowance against the asset.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carry-forwards in certain situations where changes occur in the stock ownership of a company. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative change of more than 50%, as defined, over a three year period. As of January 31, 2007 the Company

BLUEARC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

had reduced its federal and state net operating losses carry-forwards by $16.9 and $52.6 million respectively as a result of these limitations.

13. Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is our Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance.

The Company has a single product line and reporting segment.

Geographical Information

Operations outside of the United Sates consist principally of research and development and sales activities. Geographic revenues are identified by the location of the customer. Identifiable long lived assets are those assets that can be directly associated with a particular geographic area and consist of the following (in thousands):

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
				(unaudited)	(unaudited)
Revenue
North America	$19,860	$18,873	$34,027	$12,409	$26,661
Europe (except United Kingdom), Middle East and Asia	1,736	2,714	3,920	962	2,717
United Kingdom	1,369	1,442	4,117	2,515	2,970

Total	$22,965	$23,029	$42,064	$15,886	$32,348

Long-lived assets
North America		$1,402	$2,961		$3,948
United Kingdom		3,010	4,066		5,142

Total		$4,412	$7,027		$9,090

14. Employee Benefit Plans

The Company has available to all full-time United States employees a 401(k) retirement savings plan. Under this plan, employee and employer contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue code, as amended. The Company has not contributed to the plan.

The Company has available to all full-time United Kingdom employees a retirement savings plan. Under this plan, employee and employer contributions and accumulated plan earnings qualify for favorable tax treatment under Chapter IV, Part XIV, of the Income and Corporation Taxes Act of 1988. Company contributions to the plan totaled approximately $0.4 million, $0.3 million and $0.3 million for the years ended January 31, 2005, 2006 and 2007, respectively. Company contributions to the plan totaled approximately $136,000 and $169,000 (unaudited) for the six months ended July 31, 2006 and 2007, respectively.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13    Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us for the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fees and the NASDAQ Global Market listing fee.

SEC Registration fee		$3,177.45
FINRA filing fee		10,850.00
NASDAQ Global Market or NYSE, as applicable, listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$

*	To be completed by amendment

ITEM 14    Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred for their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees for a legal proceeding.

Reference is made to Section      of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 2.8 of our amended and restated investors’ rights agreement contained in Exhibit 4.6 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement.

ITEM 15    Recent Sales of Unregistered Securities

Since February 1, 2004, we have issued the following securities that were not registered under the Securities Act:

(1)	Sales of Preferred Stock

•

In May and September 2005, we issued 6,391,447 shares of Series AA preferred stock to accredited investors at a price of $3.00 per share for aggregate gross proceeds of approximately $19.1 million pursuant to a recapitalization and subsequent rounds of financing;

•	In May 2005, we issued 9,297,699 shares of Series BB preferred stock to accredited investors pursuant to a recapitalization;

•	In May 2005, we issued 310,019 shares of Series CC preferred stock to accredited investors pursuant to a recapitalization;

•	In May and June 2006, we issued 7,004,826 shares of Series DD preferred stock to accredited investors at a price of $4.14 per share for aggregate gross proceeds of approximately $29.0 million; and

•	In November 2006, we issued 789,980 shares of Series EE preferred stock to accredited investors at a price of $5.19 per share for aggregate gross proceeds of approximately $4.1 million.

(2)	Sale of Convertible Promissory Notes

•	In February 2006, we issued approximately $6.4 million in convertible promissory notes to accredited investors.

(3)	Restricted Stock

•	In April, 2006, we granted Mr. Gustafson 47,676 shares of restricted stock at a purchase price of $0.05 per share subject to a right of repurchase by the Company.

(4)	Warrants

•

In June 2005, we issued to one accredited investor, a warrant to purchase 1,500 shares of our Series CC preferred stock at an exercise price per share equal to $60.00 divided by the per share price of our common stock in our initial public offering.

•

In February 2006, in connection with the issuance of the convertible promissory notes, we issued warrants to accredited investors to purchase shares of our Series DD preferred stock or, if we did not issue any shares of its Series DD preferred stock in a qualified financing on or before June 1, 2006, Series AA preferred stock.

•

In November 2006, we authorized the future issuance to an accredited investor, subject to certain performance milestones, of 9 warrants to purchase a total of 1,362,762 shares of common stock at the fair market value on date of issuance of the warrant. As of October 9, 2007, we have issued two warrants to HDS to purchase an aggregate of 302,836 shares of common stock. The warrants were fully vested at the time of issuance. These warrants will expire on the later of November 14, 2010 or two years from the date of grant.

(5)	Options Issuances

•

From February 1, 2004 through July 31, 2007, we issued and sold an aggregate of 2,333,503 shares of common stock upon the exercise of options issued to certain officers, directors, employees and consultants of the registrant’s 2000 Stock Plan at exercise prices ranging from $0.03 to $20.00 per share, for an aggregate consideration of approximately $310,715.

•

From February 1, 2004 through July 31, 2007, we granted direct issuances or stock options to purchase 6,396,693 shares of our common stock at exercise prices ranging from $0.03 to $20.00 per share to employees, consultants, directors and other service providers under our 2000 Stock Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, with respect to the items (1), (2) and (4) above, and Rule 701 thereunder, with respect to the items (3) and (5) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

ITEM 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to be effective upon closing of this offering.

3.2†	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2#	Warrant Agreement between the Registrant and Pentech Financial Services, Inc. dated March 8, 2002.

4.3#	Warrant Agreement between the Registrant and Silicon Valley Bank dated December 30, 2003.

4.4#	Warrant Agreement between the Registrant and MAST International Limited dated May 17, 2001.

4.5#	Form of Warrant Agreement between the Registrant and Hitachi Data Systems Corporation.

4.6#	Amended and Restated Investor’s Rights Agreement dated November 16, 2006 by and among the Registrant and certain stockholders of the Registrant.

5.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1#	Form of Indemnification Agreement for directors and executive officers.

10.2#	2000 Stock Plan and form of stock option agreements used thereunder.

10.3*#	Manufacturing Services Agreement between the Registrant and Sanmina-SCI Corporation dated October 19, 2006.

10.4*#	Master Distribution Agreement by and between the Registrant and Hitachi Data Systems Corporation dated November 15, 2006.

Exhibit Number	Description

10.5†	Offer letter with Michael B. Gustafson dated June 20, 2005.

10.6†	Offer letter with Shmuel Shottan dated June 1, 2006.

10.7†	Offer letter with Michael S. Hasley dated November 18, 2005.

10.8†	Offer letter with Peter Amirkhan dated March 7, 2006.

10.9†	Offer letter with Steve Daheb dated December 22, 2004.

10.10#	Sublease by and between the Registrant and On Command Video Corporation dated May 22, 2006.

10.11#	Lease by and between the Registrant and the Scottish Provident Institution dated October 18, 2000.

21.1†	Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

23.3#	Consent of Cerian Technology Ventures, LLC.

24.1	Power of Attorney.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
†	To be filed by amendment.
#	Filed with Registrant’s Registration Statement on Form S-1 on September 7, 2007.

(b) Financial Statements Schedules—All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 18th day of October, 2007.

BLUEARC CORPORATION

BY:	/S/ MICHAEL B. GUSTAFSON
Michael B. Gustafson Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Gustafson and Michael Hasley, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments to said registration statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done hereby.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates shown:

Signature	Title	Date

/S/ MICHAEL B. GUSTAFSON Michael B. Gustafson	President, Chief Executive Officer and Director (Principal Executive Officer)	October 18, 2007

/S/ MICHAEL S. HASLEY Michael S. Hasley	Chief Financial Officer (Principal Accounting Officer)	October 18, 2007

* David I. Epstein	Director	October 18, 2007

* Peter R. Johnson	Director	October 18, 2007

* Paul S. Madera	Director	October 18, 2007

* Gary Morgenthaler	Director	October 18, 2007

* Alan Baratz	Director	October 18, 2007

/S/ DUSTON M. WILLIAMS Duston M. Williams	Director	October 18, 2007

*By:	/S/ MICHAEL S. HASLEY
Michael S. Hasley, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number

1.1†	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to be effective upon closing of this offering.

3.2†	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2#	Warrant Agreement between the Registrant and Pentech Financial Services, Inc. dated March 8, 2002.

4.3#	Warrant Agreement between the Registrant and Silicon Valley Bank dated December 30, 2003.

4.4#	Warrant Agreement between the Registrant and MAST International Limited dated May 17, 2001.

4.5#	Form of Warrant Agreement between the Registrant and Hitachi Data Systems Corporation.

4.6#	Amended and Restated Investor’s Rights Agreement dated November 16, 2006 by and among the Registrant and certain stockholders of the Registrant.

5.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1#	Form of Indemnification Agreement for directors and executive officers.

10.2#	2000 Stock Plan and form of stock option agreements used thereunder.

10.3*#	Manufacturing Services Agreement between the Registrant and Sanmina-SCI Corporation dated October 19, 2006.

10.4*#	Master Distribution Agreement by and between the Registrant and Hitachi Data Systems Corporation dated November 15, 2006.

10.5†	Offer letter with Michael B. Gustafson dated June 20, 2005.

10.6†	Offer letter with Shmuel Shottan dated June 1, 2006.

10.7†	Offer letter with Michael S. Hasley dated November 18, 2005.

10.8†	Offer letter with Peter Amirkhan dated March 7, 2006.

10.9†	Offer letter with Steve Daheb dated December 22, 2004.

10.10#	Sublease by and between the Registrant and On Command Video Corporation dated May 22, 2006.

10.11#	Lease by and between the Registrant and the Scottish Provident Institution dated October 18, 2000.

21.1†	Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

23.3#	Consent of Cerian Technology Ventures, LLC.

24.1	Power of Attorney.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
†	To be filed by amendment.
#	Filed with Registrant’s Registration Statement on Form S-1 on September 7, 2007.